As filed with the Securities and Exchange Commission on April 8, 2011

Registration No. 333-172012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF MONTREAL

(Exact name of co-registrant as specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada	6029	13-4941092
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada, M5X 1A1

Tel: +1 416-867-6785

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Colleen Hennessy

Bank of Montreal

111 West Monroe Street

P.O. Box 755

Chicago, Illinois, USA 60690

Tel: +1 312-461-7745

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

H. Rodgin Cohen Mitchell S. Eitel C. Andrew Gerlach Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000	Simon Fish Blair Morrison Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 +1 416-867-6785	Randall J. Erickson Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 +1 414-765-7700	Edward D. Herlihy Lawrence S. Makow Nicholas G. Demmo Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212-403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion

Preliminary Prospectus, dated April 8, 2011

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Marshall & Ilsley Corporation:

On December 16, 2010, the board of directors of Marshall & Ilsley Corporation unanimously approved a merger agreement with Bank of Montreal pursuant to which M&I will merge with a subsidiary of BMO. If the merger is completed, holders of M&I common stock will receive 0.1257 of a share of BMO common stock for each share of M&I common stock held immediately prior to the merger. The maximum number of shares of BMO common stock to be delivered to holders of M&I common stock in connection with the merger is 71,452,215.

Based on the closing price of BMO common stock on the NYSE on December 16, 2010, the last trading day before public announcement of the merger, the 0.1257 exchange ratio represented approximately $7.75 in value for each share of M&I common stock. Based on the closing price of BMO common stock on April 4, 2011 of $65.78, the 0.1257 exchange ratio represented approximately $8.27 in value for each share of M&I common stock. We urge you to obtain current market quotations for BMO and M&I.

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of M&I common stock are generally not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of M&I common stock for shares of BMO common stock in the merger, except with respect to any cash received instead of fractional shares of BMO common stock (which is described in more detail in this proxy statement/prospectus).

The market prices of both BMO common stock and M&I common stock will fluctuate before the completion of the merger. You should obtain current stock price quotations for BMO common stock and M&I common stock before you vote. BMO common stock is quoted on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BMO.” M&I common stock is quoted on the New York Stock Exchange under the symbol “MI.”

At a special meeting of M&I shareholders, holders of M&I common stock will be asked to vote on the approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of M&I common stock. A special meeting of shareholders is different from an annual meeting of shareholders. A special meeting is called and held for the sole purpose of taking action on the proposals brought before the meeting. At the upcoming M&I special meeting, shareholders will be asked to vote upon the specific proposals described in this proxy statement/prospectus, and no general business presentation or report is planned. In addition, it is anticipated that almost all shareholders will submit their voting instructions in advance of the special meeting and, as a result, the meeting is expected to be very brief.

M&I’s board of directors unanimously recommends that holders of M&I common stock vote “FOR” the approval of the merger agreement and the transactions it contemplates.

This proxy statement/prospectus describes the M&I special meeting, the merger agreement, the documents related to the merger agreement and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 35 for a discussion of the risks relating to the proposed merger and owning BMO common stock after the merger.

Sincerely,

Mark F. Furlong

Chairman, President and Chief Executive Officer

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR ANY U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is April [—], 2011, and it is first being mailed or otherwise delivered to M&I shareholders on or about April [—], 2011.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about BMO and M&I from documents filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, that is not included in or delivered with this proxy statement/prospectus.

You can obtain any of the documents filed with or furnished to the SEC by BMO or M&I, as the case may be, at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting either BMO or M&I, as the case may be, at the following addresses:

BANK OF MONTREAL	MARSHALL & ILSLEY CORPORATION

100 King Street West	770 North Water Street
1 First Canadian Place, 21st Floor	Milwaukee, Wisconsin 53202
Toronto, Ontario	Attention: Corporate Secretary
Canada, M5X 1A1	Telephone: (414) 765-7700
Attention: Corporate Secretary
Telephone: (416) 867-6785

In addition, if you have questions about the merger or the M&I special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Morrow & Co., LLC, M&I’s proxy solicitor, at the following address and telephone numbers:

470 West Avenue

Stamford, CT 06902

Toll free telephone: (800) 566-9061

Brokers and banks, please call: (203) 658-9400

You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the M&I special meeting, you should make your request to BMO or M&I, as the case may be, no later than [—], 2011, or five trading days prior to the M&I special meeting.

See “Where You Can Find More Information” beginning on page 117 of this proxy statement/prospectus for more details.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], 2011

To the Shareholders of Marshall & Ilsley Corporation:

You are invited to attend the special meeting of shareholders of Marshall & Ilsley Corporation, a Wisconsin corporation, which will be held at [—] on [—], 2011 at 10:00 a.m., local time, for the following purposes:

1.	to approve the Agreement and Plan of Merger, dated as of December 17, 2010, by and between Bank of Montreal and Marshall & Ilsley Corporation, a copy of which is attached as Appendix A to the proxy statement/prospectus accompanying this notice, and the transactions it contemplates; and

2.	to approve the adjournment of the M&I special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

M&I’s board of directors has fixed the close of business on April 11, 2011 as the record date for determination of the M&I shareholders entitled to receive notice of, and to vote at, the M&I special meeting or any adjournments or postponements thereof. Only holders of record of shares of M&I stock at the close of business on April 11, 2011 will be entitled to notice of and to vote at the M&I special meeting and any adjournments or postponements thereof. Approval of the proposal to approve the merger agreement requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of M&I common stock.

Your vote is very important. To ensure your representation at the M&I special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the M&I special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the M&I special meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

M&I’s board of directors recommends that M&I shareholders vote “FOR” the proposal to approve the merger agreement and the transactions it contemplates, and “FOR” the proposal to adjourn the M&I special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

By Order of the Board of Directors,

Gina M. McBride

Vice President and Secretary

[—], 2011

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL MORROW & CO., LLC TOLL-FREE AT (800) 566-9061 (BANKS AND BROKERS CALL COLLECT AT (203) 658-9400).

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE M&I SPECIAL MEETING

The following are some questions that you may have regarding the merger and the M&I special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the M&I special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 117 and “Where You Can Find More Information—Incorporation of Certain Documents by Reference” beginning on page 117.

References in this proxy statement/prospectus to “M&I” refer to Marshall & Ilsley Corporation, a Wisconsin corporation, and, unless the context otherwise requires, to its affiliates (other than BMO). References in this proxy statement/prospectus to “BMO” refer to Bank of Montreal, a Schedule I Bank under the Bank Act (Canada), and, unless the context otherwise requires, to its affiliates (other than M&I).

Q:	What am I being asked to vote on at the M&I special meeting?

A:	BMO and M&I have entered into an Agreement and Plan of Merger, dated as of December 17, 2010, which is referred to as the merger agreement, pursuant to which BMO has agreed to acquire M&I. Under the terms of the merger agreement, M&I will merge with and into Mike Merger Sub, LLC, or Merger Sub, an indirect wholly-owned United States subsidiary of BMO, with Merger Sub continuing as the surviving entity, which is referred to as the merger. M&I shareholders are being asked to approve the merger agreement and the transactions it contemplates, which is referred to as the merger agreement proposal.

M&I shareholders also are being asked to approve the adjournment of the M&I special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal, which is referred to as the adjournment proposal.

Q:	How does M&I’s board of directors recommend that I vote on the two proposals?

A:	M&I’s board of directors unanimously recommends that you vote “FOR” the merger agreement proposal and “FOR” the adjournment proposal.

Q:	What will I receive if the merger is completed?

A:	In the merger, each M&I shareholder of record will receive, in exchange for each share of M&I common stock owned by such shareholder immediately prior to the merger, 0.1257 shares (which is referred to as the merger consideration) of BMO common stock. The merger consideration is fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is completed. Therefore, the market value of the BMO common stock you will receive in the merger will depend on the price of BMO common stock at the time the shares are issued. No fractional shares of BMO common stock will be issued in connection with the merger, and holders of M&I common stock will receive cash in lieu thereof. BMO shareholders will continue to own their existing shares, which will not be affected by the merger.

Q:	When do you expect the merger to be completed?

A:	We expect the merger will be completed when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the approval of the merger agreement proposal at the M&I special meeting. We currently expect to complete the merger prior to July 31, 2011. However, because fulfillment of some of the conditions to completion of the merger, such as the receipt of required regulatory approvals, are not entirely within our control, we cannot predict the actual timing. See the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 87.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of M&I common stock will not receive any consideration for their shares in connection with the merger. Instead, M&I will remain an independent public company and its common stock will continue to be listed and traded on the New York Stock Exchange, which is referred to as the NYSE. Under specified circumstances in connection with the termination of the merger agreement, BMO may be permitted to exercise an option to purchase up to 104,096,963 shares of M&I common stock at a price per share of $5.79, which was granted to BMO to induce it to enter into the merger agreement, as described under “The Stock Option Agreement” beginning on page 90.

Q:	When and where is the M&I special meeting?

A:	The M&I special meeting will be held at [—] on [—], 2011 at 10:00 a.m., local time.

Q:	Who can vote at the M&I special meeting?

A:	Holders of M&I common stock as of the close of business on April 11, 2011, which is referred to as the record date, are entitled to vote at the M&I special meeting. Beneficial owners of shares of M&I common stock as of the record date should receive instructions from their bank, broker or other nominee describing how to vote their shares. Under M&I’s charter, holders of M&I’s Senior Preferred Stock, Series B, which are referred to as the TARP Preferred Stock, that were issued to the U.S. Department of the Treasury, which is referred to as the U.S. Treasury, under the Capital Purchase Program of the Troubled Asset Relief Program, which is referred to as the TARP, have voting rights on merger transactions under certain circumstances, including with respect to the merger.

Q:	What is the quorum requirement for the M&I special meeting?

A:	The representation of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the M&I special meeting constitutes a quorum for transacting business at the M&I special meeting. All shares of M&I common stock that are present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the M&I special meeting.

Q:	What vote is required to approve each proposal at the M&I special meeting?

A:

Approval of the merger agreement proposal requires the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding M&I common stock and the affirmative vote or consent of holders of at least 66 2/3% of the shares of the TARP Preferred Stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of M&I common stock at the M&I special meeting.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares of M&I common stock as soon as possible so that your shares will be represented at the M&I special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

v

Q:	How do I vote?

A:	If you are a shareholder of record of M&I as of the record date, you may submit your proxy before the M&I special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at the M&I special meeting.

If your shares of M&I common stock are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What does it mean if I get more than one proxy card?

A:	It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards or vote all your shares online or by telephone to ensure that all your shares are voted.

Q:	If my shares of M&I common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	You should instruct your bank, broker or other nominee to vote your shares of M&I common stock. If you do not instruct your bank, broker or other nominee, your bank, broker or other nominee will not be able to vote your shares. Please check with your bank, broker or other nominee and follow the voting procedures your bank, broker or other nominee provides.

Under the rules of the NYSE, banks, brokers and other nominees who hold shares of M&I common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine,” such as approval of the merger agreement proposal, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the M&I special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. It is expected that brokers, banks and other nominees will not have discretionary authority to vote on either proposal and, as a result, M&I anticipates that there will not be any broker non-votes cast in connection with either proposal.

Q:	How do I vote the shares of common stock that I hold through the M&I Retirement Program (or any 401(k) plan of any M&I subsidiary)?

A:	If you are a participant in the M&I Retirement Program (or any 401(k) plan of any M&I subsidiary that permits investment in M&I common stock), which are referred to collectively as the 401(k) plan, and you have contributions invested in M&I common stock, you may give voting instructions by completing and returning the enclosed proxy card as instructed on the card. Signing and returning the proxy card, or voting by telephone or through the Internet as explained above, will enable voting of all shares held for your account in the 401(k) plan. If your proxy card is not received by [—], 2011 or if you sign and return your proxy card without instructions marked in the boxes, the M&I Retirement Investment Committee may, in the exercise of its fiduciary discretion, direct Marshall & Ilsley Trust Company to vote such shares. Participants in the 401(k) plan must vote through the 401(k) trustee and may not vote in person at the M&I special meeting.

Q:	How do I vote the shares of common stock that I hold through the M&I Employee Stock Purchase Plan?

A:	If you are a participant in the M&I Employee Stock Purchase Plan, which is referred to as the ESPP, to the extent you have purchased any shares of M&I common stock under the ESPP and hold those shares under the ESPP, you may give voting instructions by completing and returning the enclosed proxy card as instructed. Signing and returning the proxy card, or voting by telephone or through the Internet as explained above, will enable voting of all shares held by you in the ESPP.

Q:	Can I vote any shares of common stock with respect to any notional investment in M&I common stock through M&I Deferred Compensation Plans?

A:	If you are a participant in the M&I Executive Deferred Compensation Plan, 2005 Executive Deferred Compensation Plan, M&I Director Deferred Compensation Plan or 2005 Director Deferred Compensation Plan, you will not be entitled to vote with respect to any notional investment in M&I common stock under such plans.

Q:	What happens if I submit my proxy or voting instruction card without indicating how to vote?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the shares of M&I common stock represented by your proxy will be voted as recommended by M&I’s board of directors with respect to that proposal. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the M&I special meeting.

Q:	What happens if I abstain from voting or do not vote at all?

A:	For purposes of the M&I special meeting, an abstention occurs when an M&I shareholder attends the M&I special meeting in person and does not vote or returns a proxy with an “abstain” vote. If you respond with an “abstain” vote on either of the proposals to be considered at the M&I special meeting, your proxy will have the same effect as a vote cast “AGAINST” the merger agreement proposal and will have no effect on the outcome of the adjournment proposal.

If you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the proposals to be considered at the M&I special meeting, it will have the same effect as a vote cast “AGAINST” the approval of the merger agreement proposal and will have no effect on the outcome of the adjournment proposal, assuming a quorum is present.

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. If you have not voted through your bank, broker or other nominee, there are four ways you can change your vote after you have submitted your proxy (whether by mail, telephone or the Internet):

•	by sending a notice of revocation to M&I’s corporate secretary at 770 North Water Street, Milwaukee, Wisconsin 53202 stating that you would like to revoke your proxy;

•

by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the M&I special meeting and voting in person.

If you choose either of the first two methods, you must take the described action no later than the beginning of the M&I special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the M&I special meeting. If you have instructed a bank, broker or other nominee to vote your shares of M&I common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Q:	If I want to attend the M&I special meeting, what do I do?

A:	You should come to [—] at 9:30 a.m., local time, on [—], 2011 to register for the meeting, which begins at 10:00 a.m. local time. If you hold your shares of M&I common stock in “street name,” you will need to bring proof of ownership (by means of a recent brokerage statement, letter from your bank, broker or other nominee) to be admitted to the M&I special meeting. Shareholders of record as of the record date can vote in person at the M&I special meeting. If your shares of M&I common stock are held in “street name,” then you are not the shareholder of record and you must ask your bank, broker or other nominee how you can vote at the M&I special meeting.

Q:	What are the material U.S. federal and Canadian income tax consequences of the merger to holders of M&I common stock?

A:	The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to M&I’s and BMO’s respective obligations to complete the merger that each of BMO and M&I receive a legal opinion from Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the effect that (i) the merger, together with the purchase by a subsidiary of BMO from the U.S. Treasury of all of the issued and outstanding shares of the TARP Preferred Stock will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and that each of BMO, a BMO subsidiary and M&I will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) the merger will not result in gain recognition to the holders of M&I common stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). Accordingly, holders of M&I common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of M&I common stock for shares of BMO common stock pursuant to the merger, except for any gain or loss that may result from the receipt by such holders of cash instead of fractional shares of BMO common stock.

It is important to note that the U.S. federal income tax consequences described above may not apply to some holders of M&I common stock, including certain holders specifically referred to under “The Merger—Material United States Federal Income Tax Consequences” beginning on page 64. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the tax consequences of the merger in your particular circumstances, as well as any tax consequences that may arise from the laws of any other taxing jurisdiction.

The exchange of M&I common stock for BMO common stock pursuant to the merger will not, in general, give rise to Canadian tax for holders of M&I common stock who are not, and who are not deemed to be, resident in Canada. See “The Merger—Material Canadian Federal Income Tax Consequences” beginning on page 70.

Q:	Do I have appraisal rights in connection with the merger?

A:	No. Under Wisconsin law, holders of M&I common stock are not entitled to any dissenters’ rights of appraisal in connection with the merger. See the section entitled “The Merger—No Dissenters’ Rights of Appraisal” beginning on page 75.

Q:	Should I send in my stock certificates now?

A:	No. After completion of the merger, you will receive a letter of transmittal and instructions for you to use in surrendering any M&I stock certificates or book-entry shares you have at the time of completion of the merger. Please DO NOT send your M&I stock certificates with your proxy card.

Q:	What if I cannot find my stock certificates?

A:	There will be a procedure for you to receive the merger consideration in the merger, even if you have lost one or more of your M&I stock certificates. This procedure, however, may take time to complete. In order to ensure that you will be able to receive the merger consideration promptly after the merger is completed, if you cannot locate your M&I stock certificates after looking for them carefully, we urge you to contact M&I’s transfer agent, Continental Stock Transfer & Trust Company, as soon as possible and follow the procedure they explain to you for replacing your M&I stock certificates. Continental Stock Transfer & Trust Company can be reached at (800) 529-3163, or on their website at http://www.continentalstock.com, or you can write to them at 17 Battery Place, 8th Floor, New York, NY 10004.

Q:	Who can help answer my additional questions about the M&I special meeting or the merger?

A:	If you have questions about the M&I special meeting or the merger, you should contact Morrow & Co., LLC, M&I’s proxy solicitor, toll-free at (800) 566-9061 (banks and brokers call collect at (203) 658-9400).

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, for a more complete understanding of the matters being considered at the M&I special meeting. In addition, we incorporate by reference into this document important business and financial information about BMO and M&I. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 117. Where applicable, each item in this summary includes a page reference directing you to a more complete description of that item.

Information about the Companies (page 46)

Bank of Montreal

Head office

129 rue Saint Jacques

Montreal, Quebec, H2Y 1L6

Telephone: (514) 877-7373

Executive offices

100 King Street West, 1 First Canadian Place

Toronto, Ontario, M5X 1A1

Telephone: (416) 867-6785

Bank of Montreal, or BMO, commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada), or the Bank Act, and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations. BMO is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, which is referred to as the BHC Act, and is certified as a financial holding company under the Gramm-Leach-Bliley Act. As of January 31, 2011, BMO had consolidated total assets of approximately C$413 billion and consolidated total deposits of approximately C$252 billion.

BMO provides a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2010, BMO had approximately 38,000 full-time equivalent employees, maintained approximately 1,230 bank branches in Canada and the United States and operated internationally in major financial markets and trading areas through its offices in eight other countries, including the United States. Harris Financial Corp., based in Chicago and wholly-owned by BMO, operates primarily through its indirect subsidiary Harris N.A., which provides banking, financing, investing and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, including BMO Capital Markets Corp., BMO’s wholly-owned registered securities dealer in the United States.

BMO trades under the symbol “BMO” on the Toronto Stock Exchange, which is referred to as the TSX, and on the NYSE. Additional information about BMO can be found on its website at http://www.bmo.com. The information provided on BMO’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Mike Merger Sub, LLC

111 West Monroe Street

Chicago, Illinois 60603

Telephone: (312) 461-7745

Merger Sub is a Delaware limited liability company and an indirect wholly-owned subsidiary of BMO. Merger Sub was organized solely for the purpose of effecting the merger with M&I described in this proxy statement/prospectus. It has not carried on any activities other than in connection with the merger agreement.

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Telephone: (414) 765-7700

M&I was incorporated in Wisconsin in 1959 and reincorporated in Wisconsin in 2007 in connection with the separation of its data servicing subsidiary. M&I is a registered bank holding company under the BHC Act and is certified as a financial holding company under the Gramm-Leach-Bliley Act. As of December 31, 2010, M&I had consolidated total assets of approximately $50.8 billion and consolidated total deposits of approximately $38.3 billion, making M&I the largest bank holding company headquartered in Wisconsin. M&I’s principal assets are the stock of its bank and nonbank subsidiaries, including its principal bank, M&I Marshall & Ilsley Bank.

M&I provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I’s largest affiliates and principal operations are in Wisconsin; however, it has activities in other Midwestern states, including Illinois, Indiana, Kansas, Minnesota and Missouri, and in Arizona, Nevada and Florida. Its principal activities consist of banking and wealth management services.

M&I trades under the symbol “MI” on the NYSE. Additional information about M&I can be found on its website at http://www.micorp.com. The information provided on M&I’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Risk Factors (page 35)

An investment in shares of BMO common stock involves risks, some of which are related to the merger. In considering the merger, you should carefully consider the information about these risks set forth under “Risk Factors” beginning on page 35, together with the other information included or incorporated by reference or in this proxy statement/prospectus.

In the Merger, M&I Shareholders Will Have the Right to Receive 0.1257 Shares of BMO Common Stock for Each Share of M&I Common Stock (page 48)

In the merger, M&I will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity. Under the terms of the merger agreement, holders of M&I common stock will have the right to receive 0.1257 shares of BMO common stock for each share of M&I common stock held immediately prior to the merger. BMO will not issue any fractional shares of BMO common stock in the merger. Instead, a holder of M&I common stock who otherwise would have received a fraction of a BMO common share will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a BMO common share to which the holder would otherwise be entitled by the average, rounded to the nearest one ten-thousandth, of the closing sale prices of BMO common stock on the TSX for the five trading days immediately prior to the date on which the merger is completed.

Example: If you hold 1,000 shares of M&I common stock, you will have a right to receive 125 shares of BMO common stock and a cash payment instead of the 0.7 shares of BMO common stock that you otherwise would have received.

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Appendix A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

M&I’s Board of Directors Unanimously Recommends that You Vote “FOR” the Merger Agreement Proposal and “FOR” the Adjournment Proposal (page 51)

M&I’s board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of M&I and its shareholders, and has unanimously adopted and approved the merger agreement. For the factors considered by M&I’s board of directors in reaching its decision to adopt and approve the merger agreement, see the section entitled “The Merger—M&I’s Board Recommendation and Reasons for the Merger” beginning on page 51. M&I’s board of directors unanimously recommends that M&I shareholders vote “FOR” the approval of the merger agreement proposal and “FOR” the adjournment proposal.

Comparative Per Share Market Price and Dividend Information (page 31)

The following table presents the last reported closing sale price per share of BMO common stock on the TSX and the NYSE and of M&I common stock on the NYSE on (a) December 16, 2010, the last full trading day prior to the public announcement by BMO and M&I of the transaction and execution of the merger agreement, and (b) April 4, 2011, the last trading day for which this information could be calculated prior to the date of this proxy statement/prospectus. The table also sets forth the equivalent pro forma sale price of M&I common stock on each of these dates, as determined by multiplying the applicable closing sale price of BMO common stock on the NYSE by the merger consideration. We urge you to obtain current market quotations for both BMO common stock and M&I common stock.

	BMO stock TSX	BMO stock NYSE	M&I stock NYSE	M&I stock Pro Forma Equivalent
	(C$)	($)	($)	($)
December 16, 2010	62.05	61.66	5.79	7.75
April 4, 2011	63.67	65.78	8.09	8.27

Opinion of M&I’s Financial Advisor (page 53)

In connection with the merger, M&I’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is referred to as BofA Merrill Lynch, delivered a written opinion, dated December 16, 2010, to M&I’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to holders of M&I common stock. The full text of BofA Merrill Lynch’s written opinion, dated December 16, 2010, to M&I’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as Appendix C. BofA Merrill Lynch delivered its opinion to M&I’s board of directors for the benefit and use of M&I’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to M&I or in which M&I might engage or as to the underlying business decision of M&I to proceed with or effect the merger. BofA Merrill Lynch also expressed no opinion or recommendation as to how any M&I shareholder should vote or act in connection with the merger or any related matter.

The M&I Special Meeting (page 42)

The M&I special meeting will be held at 10:00 a.m., local time, on [—], 2011, at [—]. At the M&I special meeting, M&I shareholders will be asked to approve the merger agreement proposal and the adjournment proposal.

M&I’s board of directors has fixed the close of business on April 11, 2011 as the record date for determining the holders of M&I common stock entitled to receive notice of and to vote at the M&I special meeting. As of the record date, there were [—] shares of M&I common stock outstanding and entitled to vote at the M&I special meeting held by [—] holders of record. Each share of M&I common stock entitles the holder to one vote on each proposal to be considered at the M&I special meeting. As of the record date, directors and executive officers of M&I and their affiliates owned and were entitled to vote [—] shares of M&I common stock, representing approximately [—]% of the shares of M&I common stock outstanding on that date. M&I currently expects that M&I’s directors and executive officers will vote their shares in favor of the merger agreement proposal and the adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, BMO beneficially held [—] shares of M&I’s common stock.

Approval of the merger agreement proposal requires the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding M&I common stock and the affirmative vote or consent of holders of at least 66 2/3% of the shares of the TARP Preferred Stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of M&I common stock at the M&I special meeting.

No BMO Shareholder Approval

BMO shareholders are not required to approve the merger agreement or the issuance of shares of BMO common stock in connection with the merger.

Material United States Federal Income Tax Consequences (page 64)

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to M&I’s and BMO’s respective obligations to complete the merger that each of BMO and M&I receive a legal opinion from Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the effect that (i) the merger, together with the purchase by a subsidiary of BMO from the U.S. Treasury of all of the issued and outstanding shares of the TARP Preferred Stock, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of BMO, a BMO subsidiary and M&I will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) the merger will not result in gain recognition to the holders of M&I common stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). Accordingly, holders of M&I common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of common stock for shares of BMO common stock pursuant to the merger, except for any gain or loss that may result from the receipt by such holders of cash instead of fractional shares of BMO common stock.

It is important to note that the U.S. federal income tax consequences described above may not apply to some holders of M&I common stock, including certain holders specifically referred to under “The Merger—Material United States Federal Income Tax Consequences” below. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the tax consequences of the merger in your particular circumstances, as well as any tax consequences that may arise from the laws of any other taxing jurisdiction.

Material Canadian Federal Income Tax Consequences (page 70)

The exchange of M&I common stock for BMO common stock pursuant to the merger will not, in general, give rise to Canadian tax for holders of M&I common stock who are not, and who are not deemed to be, resident in Canada. See “The Merger—Material Canadian Federal Income Tax Consequences” below.

Accounting Treatment (page 72)

BMO and M&I anticipate that the merger will be accounted for under the purchase method of accounting for both Canadian and U.S. financial reporting purposes.

Treatment of M&I Options and Other Equity Based Awards (page 79)

•

Options. At the effective time of the merger, each outstanding option to acquire a share of M&I common stock will vest and be converted into an option to acquire 0.1257 shares of BMO common stock, which is referred to as a BMO option, and shall continue to be governed by the same terms and conditions as were applicable under such option immediately prior to the effective time. The per share exercise price for each BMO option will equal the quotient of (1) the per share exercise price of the option in effect immediately prior to the effective time and (2) the merger consideration, rounded to the nearest whole cent.

•

Restricted Stock. At the effective time of the merger, each outstanding share of M&I restricted stock will vest and be converted into the right to receive shares of BMO common stock in an amount equal to the merger consideration.

•

Performance Units. At the effective time of the merger, each outstanding M&I performance unit outstanding under M&I’s 1994 Long-Term Incentive Plan will vest and be cancelled and converted into the right to receive an amount in cash equal to the product of (1) the number of shares of M&I common stock subject to such performance unit (assuming target levels of performance), and (2) the product of (a) the merger consideration and (b) the average of the closing sale prices of BMO common stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the second trading day prior to the effective time.

•

Other Company Awards. At the effective time of the merger, each M&I equity-based award of any kind (other than options, performance units and restricted stock) will be converted into the right or award with respect to shares of BMO common stock and the number of shares of BMO common stock subject to such right or award will equal the product of (1) the number of shares of the common stock subject to such award (assuming target levels of achievement if applicable), and (2) the merger consideration.

•

Certain Awards Granted After December 17, 2010. The vesting treatment provided in the merger agreement does not apply to certain stock-based awards granted after December 17, 2010, which awards will not vest in connection with the completion of the merger, but could vest upon certain terminations of employment thereafter.

Regulatory Approvals Required for the Completion of the Merger (page 73)

Completion of the merger is subject to the receipt of all regulatory approvals from the Federal Reserve Board, the Office of the Comptroller of the Currency, which is referred to as the OCC, and the Superintendent of Financial Institutions of Canada, which is referred to as OSFI, the receipt of all other required approvals or consents the failure of which to obtain would reasonably be expected to have a material adverse effect on BMO or M&I, and the expiration of any applicable statutory waiting period.

Federal Reserve Board. BMO is required to obtain the approval of the Board of Governors of the U.S. Federal Reserve System, which is referred to as the Federal Reserve Board, under the BHC Act for the acquisition of control of M&I as a result of the merger. The U.S. Department of Justice, which is referred to as the DOJ, will have an opportunity to comment during this approval process and is expected to have at least 15 days (but no more than 30 days) following the approval of the Federal Reserve Board to challenge the approval on antitrust grounds.

OCC. Following the consummation of the merger, BMO plans to merge certain of M&I’s banking subsidiaries into Harris N.A., BMO’s principal U.S. banking subsidiary. Pursuant to the provisions of the National Bank Act and regulations of the OCC, such mergers require the approval of the OCC.

Bank Act. Under the Bank Act, the approval of OSFI is required in order for BMO to complete the merger. Approval from OSFI is also required for BMO to issue its common stock for non-cash consideration as part of the consideration to be distributed to holders of M&I common stock in connection with the merger.

Other Regulatory Approvals. BMO will make filings with the Wisconsin Department of Financial Institutions, which is referred to as the DFI, in connection with the merger and in connection with the merger of certain banking subsidiaries of M&I with and into a wholly-owned, indirect banking subsidiary of BMO. In addition, BMO will make filings with the Financial Industry Regulatory Authority, the Office of Thrift Supervision and various other state regulatory authorities.

BMO and M&I believe that they will be able to obtain all required regulatory approvals on a timely basis. However, there can be no assurances as to whether or when the required regulatory approvals will be obtained, or whether any such approval will contain a material adverse condition.

Holders of M&I Common Stock are not Entitled to Dissenters’ Rights of Appraisal (page 111)

Under applicable Wisconsin law, the holders of M&I common stock are not entitled to any dissenters’ rights of appraisal in connection with the merger.

Your Rights as a Holder of M&I Common Stock Will Be Different from Your Rights as a Holder of BMO Common Stock (page 102)

The conversion of your shares of M&I common stock into shares of BMO common stock in the merger will result in changes from your current rights as a holder of M&I common stock, which generally are governed by the Wisconsin Business Corporation Law, which is referred to as the WBCL, and M&I’s organizational documents, to your rights as a BMO common shareholder, which generally will be governed by the Bank Act and BMO’s organizational documents.

M&I’s Directors and Executive Officers Have Certain Interests in the Merger (page 59)

In considering the recommendation of M&I’s board of directors that M&I shareholders vote on the approval of the merger agreement, M&I shareholders should be aware that some of M&I’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of M&I’s shareholders generally. The M&I board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations that the M&I shareholders approve the merger agreement. For purposes of all of the M&I agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control. These interests include the following:

•

Assuming completion of the merger on July 1, 2011 and a closing sale price of BMO common stock of $64.37, the aggregate dollar value of the unvested M&I restricted stock awards held by the seventeen executive officers as a group that will vest as a result of the completion of the merger is approximately $24.1 million. Five M&I executive officers, none of whom are named executive officers, hold stock options to acquire M&I common stock with an exercise price that is less than the merger consideration (assuming a per share closing sale price of BMO common stock of $64.37) and the total “in-the-money” value (assuming the same per share BMO closing price) of the vested and unvested portions of these options is approximately $168,000 and $167,000, respectively. All of the stock-based awards held by the non-employee directors were fully vested prior to the entering into of the merger agreement.

•

Seventeen M&I executive officers, including each of its named executive officers, are parties to change of control agreements with M&I that provide severance and other benefits if following a change of control of M&I, such as the merger, the executive officer’s employment is terminated without “cause”, by the executive for “good reason” or in the case of certain executive officers, the executive officer resigns for any reason during the 60-day period immediately following the date that is six months after the change of control. The aggregate cash severance amount that would be payable under all seventeen of these change of control agreements is estimated to total approximately $65 million.

¡

BMO has agreed that, following the merger, $23.9 million of this amount, which represents the portion attributable to five of M&I’s executive officers under their existing change of control agreements, will be funded into vested deferred compensation accounts under an M&I deferred compensation plan, which accounts will be payable upon a termination of employment following the completion of the merger.

¡

The portion of the total corresponding to the cash severance amount under Mr. Furlong’s existing change of control agreement is approximately $18 million. BMO has agreed to pay this amount in a lump sum following the completion of the merger.

•

Mr. Furlong has entered into a new employment agreement with BMO that will become effective upon completion of the merger and provides for benefits in connection with his continued employment, including an annual base salary, a target annual incentive award opportunity and equity award opportunities. Under this agreement, Mr. Furlong will be eligible to receive a transition completion payment of $6 million, subject to his continued employment for one year following the completion of the merger. If Mr. Furlong’s employment is terminated by BMO without “cause” or by Mr. Furlong for “good reason” following the merger, he is eligible to receive a cash severance payment equal to no less than $1.98 million and the transition completion payment to the extent unpaid.

•

Mr. Furlong is party to a supplemental retirement benefit letter with M&I that provides for the vesting of a portion of his supplemental retirement benefit upon a change of control, such as the merger, having a lump sum present value of approximately $2.18 million.

•

In connection with entering into the merger agreement, M&I has established a retention pool in an amount not to exceed $17.5 million. Two M&I executive officers, neither of whom are named executive officers, were allocated award opportunities in this retention pool in the aggregate amount of $50,190.

•

Under M&I’s 2005 deferred compensation plans, in the event that a participant’s employment or service is terminated on or within a year after a change of control, such as the merger, the participant’s account balances will be distributed in a lump-sum. The deferred compensation accounts of the executive officers and directors under the M&I deferred compensation plans were fully vested prior to the entering into of the merger agreement. The aggregate dollar value of the account balances for each of the 17 executive officers, including each of the named executive officers, and the non-employee directors under the four M&I deferred compensation executive and director plans, prior to and immediately following the merger, is approximately $58.8 million (not taking into account the additional contributions for the five executive officers that are described above).

•

BMO has agreed to indemnify M&I’s executive officers and non-employee directors for an indefinite period from and after the effective time of the merger with respect to proceedings arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger (including the merger). BMO has also agreed to cover M&I’s executive officers and non-employee directors under directors’ and officers’ liability insurance with respect to claims arising from facts or events occurring prior to the effective time of the merger (including the merger) for a period of six years following the effective time of the merger.

•	During the past twelve months, the only revisions that M&I has made to its executive officer arrangements relate to Section 409A of the Internal Revenue Code.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 87)

The respective obligations of each of BMO and M&I to complete the merger are conditioned upon the satisfaction or waiver of the following conditions:

•	approval of the merger agreement proposal by the M&I shareholders;

•	approval for the listing on the TSX and the NYSE of the shares of BMO common stock to be issued in the merger;

•

the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus is a part and the absence of a stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	receipt of required regulatory approvals and the absence of any injunction or other legal prohibition or restraint against the merger.

The obligation of BMO to complete the merger is subject to the satisfaction, or waiver by BMO, of the following conditions:

•	the accuracy of the representations and warranties of M&I as of the closing date of the merger, subject to, in most cases, applicable materiality qualifiers;

•	performance in all material respects by M&I of the obligations required to be performed by it at or prior to the closing date of the merger;

•	receipt by BMO of an opinion of Sullivan & Cromwell LLP as to certain tax matters;

•

the absence of any restriction, requirement or condition imposed on BMO by a governmental or regulatory entity in connection with the required regulatory approvals that, individually or in the aggregate, would after completion of the merger (1) restrict or burden BMO, Merger Sub or their affiliates in connection with the transactions contemplated by the merger agreement or (2) with respect to the business or operations of BMO or Merger Sub have a material adverse effect on BMO, Merger Sub or any of their affiliates (measured on a scale relative to M&I); and

•	the purchase by a subsidiary of BMO from the U.S. Treasury of all the issued and outstanding shares of the TARP Preferred Stock.

The obligation of M&I to complete the merger is also subject to the satisfaction or waiver by M&I of the following conditions:

•	the accuracy of the representations and warranties of BMO as of the closing date of the merger, subject to applicable materiality qualifiers;

•	performance in all material respects by BMO of the obligations required to be performed by it at or prior to the closing date of the merger; and

•	receipt by M&I of an opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

The Merger Agreement May be Terminated Under Some Circumstances (page 88)

The merger agreement may be terminated at any time before the completion of the merger, whether before or after approval of the merger agreement proposal by M&I’s shareholders, in any of the following circumstances:

•	by mutual consent of M&I and BMO;

•

if any of the required regulatory approvals are denied or completion of the merger has been prohibited or made illegal by a governmental entity (and the denial or prohibition is final and nonappealable);

•

by either M&I or BMO, if the merger has not been completed by December 17, 2011, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•

by either M&I or BMO, if there is a breach by the other party that would result in the failure of the conditions of the terminating party’s obligation to complete the merger, unless the breach is capable of being, and is, cured within 60 days of written notice of the breach (provided that the terminating party is not then in material breach of the merger agreement);

•

by BMO, if M&I or M&I’s board of directors (1) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses such intention) its recommendation for approval, or recommends to its shareholders certain business combination proposals other than the merger agreement, or (2) materially breaches its obligation to call a shareholder meeting or prepare and mail the proxy statement/prospectus to its shareholders pursuant to the merger agreement;

•	by BMO, if the M&I shareholders fail to approve the merger agreement proposal;

•

by BMO, if a tender or exchange offer for 20% or more of the outstanding shares of M&I common stock is commenced (other than by BMO), and M&I’s board of directors recommends that the M&I shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within 10 business days; or

•

by M&I, if M&I’s board of directors determines that BMO has substantially engaged in bad faith in breach of its obligations to use its reasonable best efforts to negotiate a restructuring of the merger upon M&I’s failure to obtain shareholder approval of the merger agreement proposal.

BMO Plans to Purchase the TARP Preferred Stock and a Warrant for M&I Common Stock from the U.S. Treasury in Connection with the Merger (page 77)

BMO has an agreement in principle with the U.S. Treasury pursuant to which, immediately prior to completion of the merger, the U.S. Treasury will sell to a subsidiary of BMO (i) all of the TARP Preferred Stock for an aggregate cash purchase price equal to the sum of (a) the aggregate liquidation amount of such shares and (b) the amount of any accrued and unpaid dividends with respect to such shares, which is referred to as the TARP Purchase, and (ii) the warrant for shares of M&I common stock that was issued to the U.S. Treasury in connection with the issuance of the TARP Preferred Stock for an aggregate cash purchase price of $3.25 million, which is referred to as the Warrant Purchase. The completion of the TARP Purchase is a condition to the completion of the merger. There is no guarantee that the agreement governing the TARP Purchase and the Warrant Purchase will be entered into or that the conditions to completion of the TARP Purchase or the Warrant Purchase will be satisfied.

BMO and M&I Entered into a Stock Option Agreement in Connection with the Merger Agreement (page 90)

When BMO and M&I entered into the merger agreement, the companies also entered into a stock option agreement pursuant to which M&I granted to BMO an option to purchase, under certain circumstances, up to 104,096,963 shares of M&I common stock at a price per share, subject to certain adjustments, of $5.79. However, the number of shares issuable upon exercise of the option cannot exceed 19.7% of the number of outstanding shares of M&I common stock. BMO cannot exercise the option unless the merger is not completed and specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving M&I and a third party. M&I does not know of any event that has occurred as of the date of this proxy statement/prospectus that would allow BMO to exercise the option. The option will expire upon completion of the merger.

The option could have the effect of discouraging a third party from trying to acquire M&I prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, M&I may be required to repurchase the option and any shares of M&I common stock purchased under the option at a predetermined price, or BMO may choose to surrender the option to M&I for a cash payment of $125,000,000. In no event will the total profit received by BMO with respect to this option exceed $205,000,000.

The stock option agreement is described beginning on page 90 and is included as Appendix B to this proxy statement/prospectus. Please read the stock option agreement in its entirety because it is the legal document governing the option granted to BMO. All descriptions in this summary and elsewhere in this document of the terms and conditions of the option are qualified by reference to the stock option agreement.

Litigation Related to the Merger (page 76)

Certain litigation is pending in connection with the merger. See “The Merger—Litigation Related to the Merger” beginning on page 76.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BMO

The following table sets forth certain selected consolidated financial information of BMO prepared in accordance with generally accepted accounting principles in Canada, which is referred to as Canadian GAAP, except as otherwise indicated. The information as at and for each of the years in the five-year period ended October 31, 2010 has been derived from the consolidated financial statements of BMO as filed with the SEC. The information as at and for the three-month periods ended January 31, 2011 and January 31, 2010 has been derived from the unaudited interim consolidated financial statements of BMO as filed with the SEC, which reflect, in the opinion of BMO’s management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. The information presented below is only a summary and should be read in conjunction with the respective audited financial statements of BMO, including the notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 117.

Amounts determined under generally accepted accounting principles in the U.S., which is referred to as U.S. GAAP, are different from those determined under Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of BMO’s consolidated financial statements for the year ended October 31, 2010, see Exhibit 99.3 to BMO’s Form 40-F for the year ended October 31, 2010, filed with the SEC on December 8, 2010, which Exhibit 99.3 is incorporated by reference in this proxy statement/prospectus. A reconciliation to U.S. GAAP for other annual periods presented is included in the notes to the applicable historical consolidated financial statements of BMO filed by BMO with the SEC. See “Where You Can Find More Information” beginning on page 117.

BANK OF MONTREAL

SELECTED CONSOLIDATED HISTORICAL INFORMATION

	Three Months Ended January 31,				Year Ended October 31,
	2011		2010		2010		2009		2008		2007		2006
	(dollars in millions, except per share information)
SUMMARY CONSOLIDATED BALANCE SHEET DATA AT PERIOD END
ASSETS:
Cash and Cash Equivalents	C$	20,717	C$	12,341	C$	17,368	C$	9,955	C$	9,134	C$	3,650	C$	2,458
Interest Bearing Deposits with Banks		3,522		3,563		3,186		3,340		11,971		19,240		17,150
Securities		122,881		119,070		123,399		110,813		100,138		98,277		67,411
Securities Borrowed or Purchased Under Resale Agreements		35,887		34,498		28,102		36,006		28,033		37,093		31,429
Net Loans		169,776		162,474		169,696		160,248		177,645		151,749		152,378
Net Acceptances		7,138		7,114		6,947		7,581		9,317		12,346		7,187
Other Assets		53,323		59,563		62,942		60,515		79,812		44,169		41,965

Total	C$	413,244	C$	398,623	C$	411,640	C$	388,458	C$	416,050	C$	366,524	C$	319,978

LIABILITIES, SHARE CAPITAL AND RETAINED EARNINGS:
Deposits	C$	251,600	C$	240,299	C$	249,251	C$	236,156	C$	257,670	C$	232,050	C$	203,848
Other Liabilities		135,538		132,807		135,933		126,719		134,761		114,330		96,743
Subordinated Debt		3,713		3,742		3,776		4,236		4,315		3,446		2,726
Preferred Share Liability		0		0		0		0		250		250		450
Capital Trust Securities		400		1,150		800		1,150		1,150		1,150		1,150
Share capital; Preferred		2,571		2,571		2,571		2,571		1,746		1,196		596
Share capital; Common		7,001		6,368		6,927		6,198		4,708		4,411		4,231
Contributed Surplus		102		89		92		79		69		58		49
Retained Earnings		13,192		11,981		12,848		11,748		11,632		11,166		10,974
Accumulated Other Comprehensive Loss		(873)		(384)		(558)		(399)		(251)		(1,533)		(789)

Total	C$	413,244	C$	398,623	C$	411,640	C$	388,458	C$	416,050	C$	366,524	C$	319,978

	Three Months Ended January 31,				Year Ended October 31,
	2011		2010		2010		2009		2008		2007		2006
	(dollars in millions, except per share information)
SUMMARY CONSOLIDATED BALANCE SHEET DATA AT PERIOD END (U.S. GAAP)
Total Assets	C$	382,734	C$	377,997	C$	388,418	C$	363,196	C$	422,480	C$	375,732	C$	330,112
Deposits		261,069		239,788		247,157		234,858		257,670		232,058		203,910
Other Liabilities		94,170		114,569		114,326		102,156		140,659		122,814		105,496
Shareholders’ Equity		22,306		19,898		23,159		21,946		19,836		17,414		18,025

SUMMARY CONSOLIDATED INCOME STATEMENT DATA
Net interest income	C$	1,627	C$	1,532	C$	6,235	C$	5,570	C$	5,072	C$	4,829	C$	4,732
Other income		1,719		1,493		5,975		5,494		5,133		4,520		5,253
Total revenue		3,346		3,025		12,210		11,064		10,205		9,349		9,985
Provision for credit losses		248		333		1,049		1,603		1,330		353		176
Non-interest expense		2,046		1,839		7,590		7,381		6,894		6,601		6,353
Income taxes		258		177		687		217		(71)		189		717
Non-controlling interest in subsidiaries		18		19		74		76		74		75		76
Net income		776		657		2,810		1,787		1,978		2,131		2,663

SUMMARY CONSOLIDATED INCOME STATEMENT DATA (U.S. GAAP)
Net interest income	C$	1,566	C$	1,552	C$	6,306	C$	5,650	C$	5,163	C$	4,928	C$	4,831
Total revenue		3,111		3,037		12,518		11,307		10,111		9,447		10,031
Net income		598		651		2,965		1,907		1,868		2,115		2,606

PER SHARE INFORMATION
Common shares outstanding at end of period (in thousands)		567,773		555,395		566,468		551,716		504,575		498,563		500,726
Basic earnings per share	C$	1.31	C$	1.12	C$	4.78	C$	3.09	C$	3.79	C$	4.18	C$	5.25
Diluted earnings per share		1.30		1.12		4.75		3.08		3.76		4.11		5.15
Dividends per common share		0.70		0.70		2.80		2.80		2.80		2.71		2.26
Book value at end of period per common share		34.21		32.51		34.09		31.95		32.02		28.29		28.89

PER SHARE INFORMATION (U.S. GAAP)
Basic earnings per share		0.99		1.11		5.05		3.31		3.57		4.14		5.14
Diluted earnings per share		0.99		1.11		5.03		3.30		3.54		4.08		5.04
Dividends per common share		0.70		0.70		2.80		2.80		2.80		2.71		2.26

FINANCIAL MEASURES
Return on average common shareholders’ equity		15.7%		14.3%		14.9%		9.9%		13.0%		14.4%		19.2%
Return on average total assets		0.74		0.66		0.71		0.41		0.50		0.59		0.86
Growth in total revenue		10.6		23.9		10.4		8.4		9.2		(6.4)		1.5
Growth in non-interest expense		11.3		(0.1)		2.8		7.1		4.4		3.9		0.3
Productivity
Non-interest expense to total revenue		61.2		60.8		62.2		66.7		67.6		70.6		63.6
Capital
Risk-weighted capital ratios(1)
Tier 1		13.02		12.53		13.45		12.24		9.77		9.51		10.22
Total		15.17		14.82		15.91		14.87		12.17		11.74		11.76
Equity-to-assets		5.3		5.2		5.3		5.2		4.3		4.2		4.7
Asset quality
Provision for credit losses to average loans and acceptances		0.56		0.79		0.61		0.88		0.76		0.21		0.11

(1)	Based on Canadian regulatory definitions. Years 2006 & 2007 are under Basel 1 and years 2008 and onwards are under Basel II.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF M&I

The following table sets forth certain selected consolidated financial information of M&I prepared in accordance with U.S. GAAP. This information as at and for each of the years in the five year period ended December 31, 2010 has been derived from the consolidated financial statements of M&I and notes to the consolidated financial statements as filed with the SEC. The information presented below is only a summary and should be read in conjunction with the audited financial statements of M&I, including the notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 117.

Consolidated Summary of Earnings

(US$ in millions except share data)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Interest and Fee Income
Loans and leases	$1,959	$2,208	$2,926	$3,243	$2,856
Investment securities:
Taxable	168	207	286	312	278
Exempt from federal income taxes	35	45	54	59	62
Trading securities	1	4	3	1	—
Short-term investments	5	4	9	18	15
Loan to Metavante	—	—	—	36	43

Total interest and fee income	2,168	2,468	3,278	3,669	3,254
Interest Expense
Deposits	406	535	903	1,231	1,083
Short-term borrowings	6	10	140	237	187
Long-term borrowings	199	340	454	585	477

Total interest expense	611	885	1,497	2,053	1,747

Net interest income	1,557	1,583	1,781	1,616	1,507
Provision for loan and lease losses	1,759	2,315	2,038	320	50

Net interest income (loss) after provision for loan and lease losses	(202)	(732)	(257)	1,296	1,457
Other Income
Wealth management	280	265	282	263	221
Net investment securities gains	100	122	17	35	10
Other	495	516	441	430	349

Total other income	875	903	740	728	580
Other Expense
Salaries and employee benefits	714	691	723	660	614
Goodwill impairment	—	—	1,535	—	—
Other	859	874	727	651	463

Total other expense	1,573	1,565	2,985	1,311	1,077

Income (loss) before income taxes	(900)	(1,394)	(2,502)	713	960
Provision (benefit) for income taxes	(385)	(637)	(460)	213	307

Income (loss) from continuing operations including noncontrolling interests	(515)	(757)	(2,042)	500	653
Less: Net income attributable to noncontrolling interests	(1)	(2)	(1)	(3)	(5)

Income (loss) from continuing operations	(516)	(759)	(2,043)	497	648
Income from discontinued operations, net of tax	—	—	—	654	160

Net Income (Loss) Attributable to Marshall & Ilsley Corporation	$(516)	$(759)	$(2,043)	$1,151	$808

Preferred dividends	(101)	(100)	(13)	—	—

Net Income (Loss) Attributable to Marshall & Ilsley Corporation Common Shareholders	$(617)	$(859)	$(2,056)	$1,151	$808

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Per Share Attributable to Marshall & Ilsley Corporation Common Shareholders
Basic:
Continuing Operations	$(1.18)	$(2.46)	$(7.92)	$1.91	$2.60
Discontinued operations	—	—	—	2.51	0.64

Net Income (Loss)	$(1.18)	$(2.46)	$(7.92)	$4.42	$3.24

Diluted:
Continuing Operations	$(1.18)	$(2.46)	$(7.92)	$1.87	$2.54
Discontinued operations	—	—	—	2.47	0.63

Net Income (Loss)	$(1.18)	$(2.46)	$(7.92)	$4.34	$3.17

Other Significant Data:
Return on Average Marshall & Ilsley Corporation Shareholders’ Equity	n.m.	n.m.	n.m.	17.23%	14.42%
Return on Average Assets	n.m.	n.m.	n.m.	1.98	1.53
Common Dividend Declared	$0.04	$0.04	$1.27	$1.20	$1.05
Dividend Payout Ratio	n.m.	n.m.	n.m.	27.65%	33.12%
Average Equity* to Average Assets Ratio	12.51%	10.96%	11.03	11.55	10.76
Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	n.m.	n.m.	n.m.	1.85x	2.42x
Including Interest on Deposits	n.m.	n.m.	n.m.	1.34x	1.54x

*	Includes preferred equity and noncontrolling interest in subsidiaries.

Consolidated Balance Sheets

(US$ in millions except share data)

	December 31,
	2010	2009	2008	2007	2006
Assets:
Cash and cash equivalents	$601	$832	$1,072	$1,823	$1,439
Interest bearing deposits at other banks	2,374	1,129	10	8	16
Trading assets, at fair value	258	256	518	125	36
Investment securities:
Available for sale, at fair value	6,505	6,678	7,090	7,172	6,662
FRB stock and FHLB stock, at cost	380	395	340	271	247
Held to maturity, at amortized cost	72	104	238	375	496

Total investment securities	6,957	7,177	7,668	7,818	7,405
Loan to Metavante	—	—	—	—	982
Loans held for sale	138	214	221	132	301
Loans and leases	36,861	44,004	49,764	46,164	41,634
Allowance for loan and lease losses	(1,388)	(1,481)	(1,202)	(496)	(421)

Net loans and leases	35,473	42,523	48,562	45,668	41,213
Premises and equipment, net	528	566	565	470	436
Goodwill and other intangible assets	724	744	763	1,808	1,573
Bank-owned life insurance	1,234	1,189	1,158	1,115	775
Other real estate owned (OREO)	340	431	321	115	26
Accrued interest and other assets	2,205	2,149	1,478	767	710

Total assets of continuing operations	50,832	57,210	62,336	59,849	54,912
Assets of discontinued operations	—	—	—	—	1,318

Total Assets	$50,832	$57,210	$62,336	$59,849	$56,230

Liabilities and Equity:
Deposits:
Noninterest bearing	$8,079	$7,833	$6,880	$6,174	$6,144
Interest bearing	30,180	33,805	34,143	29,017	28,483

Total deposits	38,259	41,638	41,023	35,191	34,627
Short-term borrowings	228	1,120	4,058	6,811	3,609
Long-term borrowings	5,029	6,426	9,614	9,873	10,842
Accrued expenses and other liabilities	977	1,040	1,370	931	889
Liabilities of discontinued operations	—	—	—	—	43

Total Liabilities	44,493	50,224	56,065	52,806	50,010

Equity
Preferred stock	2	2	2	—	—
Common stock	530	530	272	267	262
Additional paid in capital	4,948	4,998	3,839	2,059	1,770
Retained earnings	1,028	1,666	2,539	4,923	4,383
Treasury stock, at cost	(34)	(132)	(193)	(118)	(206)
Deferred compensation	(39)	(38)	(41)	(45)	(41)
Accumulated other comprehensive income, net of related taxes	(107)	(51)	(158)	(53)	(17)

Total Marshall & Ilsley Corporation shareholders’ equity	6,328	6,975	6,260	7,033	6,151
Noncontrolling interest in subsidiaries	11	11	11	10	69

Total Equity	6,339	6,986	6,271	7,043	6,220

Total Liabilities and Equity	$50,832	$57,210	$62,336	$59,849	$56,230

Consolidated Balance Sheets

(US$ in millions except share data)—(Continued)

	December 31,
	2010	2009	2008	2007	2006
Other Significant Data:
Preferred shares outstanding	1,715,000	1,715,000	1,715,000	—	—
Common Shares outstanding	528,677,001	525,370,196	265,341,181	263,486,743	255,469,692
Book Value per Common Share	$8.89	$10.21	$17.58	$26.86	$24.24
Net Loan and Lease Charge-offs to Average Loans and Leases	4.49%	4.26%	2.74%	0.59%	0.10%
Total Nonperforming Loans and Leases and OREO to End of Period Loans and Leases and OREO	5.11	5.54	3.67	1.73	0.69
Allowance for Loan and Lease Losses to End of Period Loans and Leases	3.75	3.35	2.41	1.07	1.00
Allowance for Loan and Lease Losses to Total Nonperforming Loans and Leases*	90	75	82	72	159

*	Excludes nonaccrual loans held for sale.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL INFORMATION

The following tables present, as at the dates and for the periods indicated, selected unaudited pro forma condensed combined consolidated financial information and explanatory notes, and include the impact of the merger on BMO and M&I’s respective historical financial positions and results of operations. The unaudited pro forma condensed combined consolidated balance sheet at January 31, 2011 assumes the merger was completed on that date. The unaudited pro forma condensed combined consolidated statements of income for the year ended October 31, 2010 and the three months ended January 31, 2011 give effect to the merger as if it had been completed on November 1, 2009. This unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Canadian GAAP and includes M&I’s financial information prepared on a Canadian GAAP basis. A reconciliation of Canadian GAAP to U.S. GAAP has been provided in Note 5 to the unaudited pro forma condensed combined consolidated financial information. Regarding the merger, BMO is treated as the acquirer and the acquired assets and liabilities are recorded by BMO at their estimated fair values as of the date the merger was assumed to be completed.

The unaudited pro forma condensed combined consolidated financial information has been derived from and should be read in conjunction with BMO’s audited consolidated financial statements for the year ended October 31, 2010, BMO’s unaudited consolidated financial statements as at and for the three months ended January 31, 2011, and M&I’s audited consolidated financial statements at and for the year ended December 31, 2010.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. It does not represent the impact of possible business model changes or potential changes to asset valuations due to changes in market conditions. The unaudited pro forma condensed combined consolidated financial information also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. The unaudited pro forma condensed combined consolidated income statement does not consider any changes to the provision for credit losses resulting from recording loan assets at fair value. As a result, actual results will differ from the unaudited pro forma condensed combined consolidated financial information presented.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Balance Sheet

(unaudited)

January 31, 2011

	BMO as at January 31, 2011	M&I as at December 31, 2010	M&I converted to CDN *	Reporting Reclassifications and Other Adjustments		Pro forma Adjustments		Pro forma Balance Sheet
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)			(in $ millions CDN)
Assets
Cash and cash equivalents	24,239	2,975	2,981	(25)	2	(1,722)	F	25,473
Securities—Trading	74,377	243	244	(242)	1	—		74,379
Securities—Available for Sale	47,367	6,505	6,519	—		—		53,886
Securities—Other	37,024	452	453	25	2	3	A	37,505
Loans and customers liability under acceptances, net of the allowance for credit losses	176,914	35,612	35,690	—		(3,395)	C	209,209
Derivative Instruments	39,354	—	—	277	1	—		39,631
Goodwill	1,598	610	611	—		1,617	B	3,826
Intangible Assets	822	115	115	—		266	I	1,203
Other Assets	11,549	4,358	4,369	—		1,405	H	17,323

	413,244	50,870	50,982	35		(1,826)		462,435

Liabilities
Deposits	251,600	38,259	38,343	(28)	1	256	D	290,171
Derivative Instruments	37,393	—	—	273	1	—		37,666
Securities sold but not yet purchased	22,152	—	—	—		—		22,152
Securities lent or sold under repurchase agreements	52,143	—	—	—		—		52,143
Subordinated debt and other borrowings	3,713	5,029	5,040	8	1	(29)	E	8,732
Other liabilities	24,250	1,255	1,258	(218)	1	336	H,J,K	25,626
Shareholders’ Equity	21,993	6,327	6,341	—		(2,389)	F,G	25,945

	413,244	50,870	50,982	35		(1,826)		462,435

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*	The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 1.0022. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended December 31, 2010 has been converted from USD to CDN using an average rate of 1.0050.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the year ended October 31, 2010

	BMO Year Ended October 31, 2010	M&I Year Ended December 31, 2010	M&I converted to CDN *	Reporting Reclassifications and Other Adjustments		Pro forma Adjustments		Pro forma Income Statement
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)			(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	7,270	1,959	2,010	—		(389)	L	8,891
Securities	2,134	204	209	—		—		2,343
Other	74	5	5	—		—		79

	9,478	2,168	2,224	—		(389)		11,313

Interest Expense
Deposits	2,362	406	417	—		(140)	Q	2,639
Other liabilities	881	205	210	—		—		1,091

	3,243	611	627	—		(140)		3,730

Net Interest Income	6,235	1,557	1,597	—		(249)		7,583
Provision for Credit Losses	1,049	1,759	1,805	—		—	P	2,854

Net Interest Income after Provision for Credit Losses	5,186	(202)	(208)	—		(249)		4,729

Non Interest Revenue

Securities commissions and fees	1,048	—	—	—		—		1,048
Deposit and payment service charges	802	127	130	—		—		932
Trading revenues	504	—	—	7	3	—		511
Securities gains (losses), other than trading	150	100	103	—		—		253
Lending fees	572	—	—	—		—		572
Investment Management, custodial revenues and mutual fund revenues	905	280	287	—		—		1,192
Securitization Revenues	678	—	—	—		—		678
Underwriting and advisory fees	445	—	—	—		—		445
Other	871	368	378	(7)	3	—		1,242

	5,975	875	898	—		—		6,873

Net Interest Income and Non Interest Revenue	11,161	673	690	—		(249)		11,602

Non-Interest Expense
Employee Compensation	4,364	714	733	—		—		5,097
Premises and Equipment	1,343	167	171	—		—		1,514
Travel and Business Development	343	—	—	—		—		343
Amortization of Intangible Assets	203	20	21	—		48	M	272
Professional Fees	372	116	119	—		—		491
Other	965	556	570	—		—		1,535

	7,590	1,573	1,614	—		48		9,252

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	3,571	(900)	(924)	—		(297)		2,350

Provision for (recovery of) income taxes	687	(385)	(395)	—		(116)	N	176

	2,884	(515)	(529)	—		(181)		2,174

Non-controlling interest in subsidiaries	74	1	1	—		—		75

Net Income	2,810	(516)	(530)	—		(181)		2,099
Preferred share dividends	136	101	104	—		(104)	O	136
Net income available to common shareholders	2,674	(617)	(634)	—		(77)		1,963
Average common shares (in thousands)	559,822	524,628	524,628			66,455		626,277
Average diluted common shares (in thousands)	563,125	524,628	524,628			66,878		630,003

Earnings Per Share
Basic	4.78	(1.18)	(1.21)					3.13
Diluted	4.75	(1.18)	(1.21)					3.12
Dividends Declared Per Common Share	2.80	0.04	0.04					2.80

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*	The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 1.0022. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended December 31, 2010 has been converted from USD to CDN using an average rate of 1.0050.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the three months ended January 31, 2011

	BMO Quarter Ended January 31, 2011	M&I Quarter Ended December 31, 2010	M&I converted to CDN *	Reporting Reclassifications and Other Adjustments		Pro forma Adjustments		Pro forma Income Statement
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)			(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	1,932	464	466	—		(66)	L	2,332
Securities	634	40	40	—		—		674
Other	21	2	2	—		—		23

	2,587	506	508	—		(66)		3,029

Interest Expense
Deposits	679	86	86	—		(35)	Q	730
Other liabilities	281	49	49	—		—		330

	960	135	135	—		(35)		1,060

Net Interest Income	1,627	371	373	—		(31)		1,969
Provision for Credit Losses	248	429	431	—		—	P	679

Net Interest Income after Provision for Credit Losses	1,379	(58)	(58)	—		(31)		1,290

Non Interest Revenue

Securities commissions and fees	302	—	—	—		—		302
Deposit and payment service charges	195	30	30	—		—		225
Trading revenues	208	—	—	3	3	—		211
Securities gains (losses), other than trading	32	54	54	—		—		86
Lending fees	149	—	—	—		—		149
Investment Management, custodial revenues and mutual fund revenues	246	73	73	—		—		319
Securitization Revenues	167	—	—	—		—		167
Underwriting and advisory fees	152	—	—	—		—		152
Other	268	99	99	(3)	3	—		364

	1,719	256	256	—		—		1,975

Net Interest Income and Non Interest Revenue	3,098	198	198	—		(31)		3,265

Non-Interest Expense
Employee Compensation	1,210	176	177	—		—		1,387
Premises and Equipment	343	43	43	—		—		386
Travel and Business Development	86	—	—	—		—		86
Amortization of Intangible Assets	50	5	5	—		10	M	65
Professional Fees	99	41	41	—		—		140
Other	258	136	136	—		—		394

	2,046	401	402	—		10		2,458

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	1,052	(203)	(204)	—		(41)		807

Provision for (recovery of) income taxes	258	(95)	(95)	—		(16)	N	147

	794	(108)	(109)	—		(25)		660

Non-controlling interest in subsidiaries	18	—	—	—		—		18

Net Income	776	(108)	(109)	—		(25)		642
Preferred share dividends	34	25	25	—		(25)	O	34
Net income available to common shareholders	742	(133)	(134)	—		0		608
Average common shares (in thousands)	567,301	525,300	525,300			66,455		633,756
Average diluted common shares (in thousands)	569,938	525,300	525,300			66,878		636,816

Earnings Per Share
Basic	1.31	(0.25)	(0.26)					0.96
Diluted	1.30	(0.25)	(0.26)					0.95
Dividends Declared Per Common Share	0.70	0.01	0.01					0.70

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*	The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 1.0022. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended December 31, 2010 has been converted from USD to CDN using an average rate of 1.0050.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined consolidated financial information related to the merger is included for the year ended October 31, 2010, and as at and for the three months ended January 31, 2011. The merger is being accounted for under the purchase method of accounting under Canadian GAAP and BMO has been identified as the acquirer. Under Canadian GAAP, the purchase price will be determined based on the average price of BMO common stock prevailing over the 5 day period around the announcement date of the merger.

M&I’s results for the three months ended December 31, 2010 have been included in the unaudited pro forma condensed combined consolidated income statement for the three months ended January 31, 2011, as there have been no interim financial statements filed by M&I subsequent to the filing of their annual report for the year ended December 31, 2010. These results have been derived from M&I’s audited consolidated statement of income for the year ended December 31, 2010 and M&I’s unaudited consolidated statement of income for the nine months ended September 30, 2010. M&I’s results for the year ended December 31, 2010 have been included in the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010.

The unaudited pro forma condensed combined consolidated financial information includes preliminary estimated adjustments to record the assets and liabilities of M&I at their respective estimated fair values and represents management’s estimates based on available information. Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited condensed combined consolidated pro forma financial information. Since the pro forma condensed combined consolidated financial information has been prepared based on preliminary estimates, the final amounts recorded at the date of the merger will differ from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after completion of a final analysis to determine the fair values of M&I’s tangible and identifiable intangible assets and liabilities and will be based on the fair value of assets and liabilities on the closing date of the transaction. Actual results will differ from these estimates.

The unaudited pro forma condensed combined consolidated financial information does not reflect any costs savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the merger.

As the parties anticipate that the merger will be accounted for using the purchase method of accounting, all acquired loans are recorded at fair value, including adjustments for credit, and no allowance for credit losses is carried over to BMO’s balance sheet.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010, and the three months ended January 31, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I in its historical results.

Certain amounts in the historical consolidated financial statements of BMO and M&I have been reclassified to conform to the combined company’s classification.

The unaudited pro forma condensed combined consolidated financial information is presented in this document for illustrative purposes only and does not indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor the impact of possible business model changes as a result of changes in market conditions which would impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. Additionally, the unaudited pro forma condensed combined financial information is not indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2—Reporting Reclassifications and Other Adjustments for the Merger

1	Adjustments to reclassify M&I’s trading derivative assets (included in “Securities—Trading” on M&I’s balance sheet), trading derivative liabilities (included in “Other liabilities” on M&I’s balance sheet) and hedging derivatives (included in the same line item as the hedged item on M&I’s balance sheet) to “Derivative Instruments” to conform to BMO’s presentation.

2	Adjustments to reclassify M&I’s federal funds sold and security resale agreements (classified as “Cash and Cash Equivalents” on M&I’s balance sheet) to “Securities—Other” to conform to BMO’s presentation.

3	Adjustments to reclassify M&I’s gains and losses associated with certain trading derivatives in “Other non-interest revenue” to “Trading revenues” to conform with BMO’s presentation.

Note 3 —Preliminary Purchase Price Allocation for the Merger and Pro Forma Adjustments

BMO will exchange all of the outstanding M&I common stock for BMO common stock at the fixed exchange ratio of 0.1257 shares of BMO common stock for each outstanding share of M&I common stock. The preliminary purchase price was computed using the number of M&I common shares outstanding as of December 31, 2010, adjusted for the fixed exchange ratio. The preliminary purchase price reflects the average price of BMO’s common stock prevailing during the 5 day period around the announcement date of the merger.

The allocation of the purchase price will be based on the fair value of the assets acquired and the liabilities assumed at the effective date of the transaction and other information available at that date. The allocation of the purchase price of each asset acquired and liability assumed is not yet finalized and may vary from the amounts below.

The purchase price for the merger is estimated as follows:

M&I Preliminary Purchase Price Allocation
(Dollars in millions, except per share amounts)
M&I Common Shares exchanged (in millions)	529
Exchange Ratio	0.1257

BMO common shares to be issued (in millions)	66.45
Purchase Price per share of BMO common stock (1)	59.32

Total Value of Common Stock and cash exchanged for fractional shares	3,942
Fair Value of M&I Options outstanding converted to BMO Options	10
Estimated Acquisition Related Costs	227
Total Purchase Price	4,179

Preliminary allocation of purchase price
M&I Common stockholders’ equity	4,619
M&I Goodwill and Intangible Assets	(726)
Writeoff of deferred tax liability associated with M&I’s intangible assets	35
Pre-tax adjustments to reflect acquired assets and liabilities at fair value
Securities	3
Pension Liability	5
Deposits	(256)
Loans	(3,395)
Intangible Assets	381
Long term borrowings	29

Pre-tax total adjustments	(3,233)

Future Tax Liability	(149)
Future Tax Asset	1,405

After tax adjustments	(1,977)

Fair Value of net assets acquired	1,951
Preliminary Goodwill	2,228

(1)	The value of BMO common stock was arrived at using the average of BMO’s common stock price prevailing during the five day period around the announcement date of the merger.

The following pro forma adjustments were made to account for the merger in the consolidated pro forma balance sheet and income statement:

A	Adjustments to record M&I’s held to maturity investment portfolio at its estimated fair value, which is carried at amortized cost on M&I’s balance sheet.

B	Adjustment to write off the existing goodwill on M&I’s balance sheet of $611 million, and record the goodwill associated with the merger of M&I of $2,228 million.

C	Adjustment to record M&I’s loan portfolio at its estimated fair value which is carried at amortized cost on M&I’s balance sheet.

D	Adjustment to record M&I’s deposits at their estimated fair value which are carried at amortized cost on M&I’s balance sheet.

E	Adjustment to record the value of subordinated debt outstanding at its estimated fair value which is recorded on M&I’s balance sheet at amortized cost.

F	Adjustment to reflect the purchase by a subsidiary of BMO from the U.S. Treasury of the TARP Preferred Stock outstanding as well as the purchase of a warrant to acquire M&I common stock followed by the cancellation of such stock and warrant.

G	Adjustment to eliminate M&I’s historical common stockholders’ equity and reflect BMO’s capitalization of M&I through the issuance of common shares. In addition, an adjustment to eliminate M&I’s existing stock options outstanding and reflect the replacement of the M&I stock options with options to purchase BMO shares.

H	Adjustment to record additional future tax assets approximating $1,405 million as a result of pro forma adjustments to mark assets and liabilities at fair value. The adjustment to Other Liabilities is to record a future tax liability relating to the new intangible assets of $149 million.

I	Adjustment to write down M&I’s intangible assets of $115 million and to record an intangible asset relating to core deposits upon completion of the merger of $381 million.

J	Adjustment to reflect pension liability associated with M&I’s post-retirement health benefit plan.

K	Adjustment to record the estimated liability for merger related costs which will be capitalized as part of the purchase price equation.

L	Adjustment to reflect the decrease in interest income resulting from the write down of M&I’s loan portfolio to fair value.

M	Adjustment to reflect the increase in amortization expense associated with the core deposit intangibles identified as part of the business combination over the amortization previously recorded by M&I on their existing intangible assets.

N	Adjustments to reflect the tax impact of the adjustments to interest income from loans, interest expense on deposits and amortization of intangible assets.

O	Adjustment to dividends to reflect the purchase and cancellation of the TARP Preferred Stock.

P	While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010 and the three months ended January 31, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I in its historical results.

Q	Adjustment to reflect the reduction in interest expense on deposits resulting from an increase in the estimated fair value of deposits.

Note 4 – Merger Related Charges for the Merger

In connection with the merger, costs to integrate BMO’s and M&I’s operations are estimated to be approximately $540 million. These costs are associated with integrating information systems, renegotiation of supplier contracts, transaction-related fees, and termination of personnel. The integration of the two companies is estimated to continue through 2013. No amount has been accrued for integration charges in the unaudited pro forma financial information. For financial statement reporting purposes, certain merger related costs will be capitalized under Canadian GAAP.

Note 5—Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The pro forma condensed combined consolidated balance sheet and pro forma condensed combined consolidated income statements included are prepared in accordance with Canadian GAAP. The following table includes the significant differences that would result if U.S. GAAP were applied in the preparation of the pro forma condensed combined consolidated balance sheet and pro forma condensed combined consolidated income statement.

Condensed Consolidated Balance Sheet at January 31, 2011	Pro forma Balance Sheet in CDN GAAP	U.S. GAAP Adjustments	Pro forma Balance Sheet in U.S. GAAP
	(in millions CDN)	(in millions CDN)	(in millions CDN)
Assets
Cash and cash equivalents (a,k)	25,473	(1,818)	23,655
Securities – Trading (b,d,k)	74,379	(8,393)	65,986
Securities—Available for Sale (b,d,e,k,o)	53,886	7,788	61,674
Securities – Other (f)	37,505	(73)	37,432
Loans and customers liability under acceptances, net of the allowance for credit losses (a,c,g,k)	209,209	9,468	218,677
Derivative Instruments (g,k)	39,631	(26,509)	13,122
Goodwill (i,p)	3,826	(106)	3,720
Intangible Assets (i)	1,203	—	1,203
Other Assets (b,c,d,f,i,j,k,m,o,p)	17,323	(10,968)	6,355

	462,435	(30,611)	431,824

Liabilities
Deposits (g,k)	290,171	9,469	299,640
Derivative Instruments (g,k)	37,666	(25,450)	12,216
Securities sold but not yet purchased	22,152	—	22,152
Securities lent or sold under repurchase agreements	52,143	—	52,143
Subordinated debt and other borrowings (k)	8,732	797	9,529
Other liabilities (b,d,e,j,k,l,m,n,p)	25,626	(15,916)	9,710
Shareholders’ Equity (c,d,f,h,i,j,k,l,n,o,p)	25,945	489	26,434

	462,435	(30,611)	431,824

Reconciliation of Income

(Canadian $ in millions, except per share amounts)		Quarter ended January 31, 2011	Year Ended October 31, 2010
Net income before non-controlling interest, under Canadian GAAP		660	2,174

Adjustments to arrive at U.S. GAAP:
Net Interest Income	– Consolidation of VIEs including QSPEs (k)	(73)	—
	– Liabilities and equity (l)	12	71
	– Provision for credit losses (c)	(6)	—
Non-Interest Revenue	– Consolidation of VIEs including QSPEs (k)	33	—
	– Merchant banking (f)	7	(73)
	– Reclassification from trading securities to available-for-sale securities (q)	—	92
	– Insurance (d)	(27)	13
	– Derivatives (h)	(181)	211
	– Other-than-temporary impairment (o)	—	(6)
Non-Interest Expense	– Consolidation of VIEs including QSPEs (k)	(2)	—
	– Pension and other employee future benefits (j)	1	(9)
	– Business combination (p)	—	(8)
Income taxes and net change in income taxes (m) (including adjustments due to items listed above)		72	(65)

Net income before non-controlling interest, based on U.S. GAAP		496	2,400

Non-controlling interest in subsidiaries, as reported under Canadian GAAP		18	75
Adjustment to non-controlling interest to arrive at U.S. GAAP		12	71

Non-controlling interest in subsidiaries, based on U.S. GAAP		30	146

Net income based on U.S. GAAP		466	2,254

Earnings per share: basic	– Canadian GAAP net income	0.96	3.13
	– U.S. GAAP net income	0.68	3.38

Earnings per share: diluted	– Canadian GAAP net income	0.95	3.12
	– U.S. GAAP net income	0.68	3.36

(a) Bankers’ Acceptances

Under U.S. GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in BMO’s pro forma condensed combined consolidated balance sheet.

(b) Accounting for Securities Transactions

Under U.S. GAAP, securities transactions are recognized in BMO’s pro forma condensed combined consolidated balance sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in BMO’s pro forma condensed combined consolidated balance sheet when the transaction is settled.

(c) Accounting of Acquired Loans

Under U.S. GAAP, any increase of expected undiscounted cash flows from acquired loans over their fair value at the date of acquisition is adjusted to the yield of the loan over its term. Under Canadian GAAP, any increase in expected undiscounted cash flow from acquired loans over their fair value at the date of acquisition is recorded as a recovery.

(d) Insurance Accounting

Under U.S. GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.

Under U.S. GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.

Under U.S. GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.

Under both U.S. and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.

Under U.S. GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.

(e) Non-Cash Collateral

Under U.S. GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in BMO’s pro forma condensed combined consolidated balance sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our pro forma condensed combined consolidated balance sheet.

(f) Merchant Banking Investments

Under U.S. GAAP, BMO’s merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.

(g) Offsetting of Amounts Related to Certain Contracts

Under U.S. GAAP, BMO’s right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. Also under U.S. GAAP, derivative assets and liabilities having valid rights of set-off are reported on a net basis. Under Canadian GAAP, these derivative assets and liabilities are reported on a gross basis.

(h) Derivatives

Certain of BMO’s interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under U.S. GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

(i) Goodwill and Other Assets

Under U.S. GAAP, BMO’s acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either U.S. GAAP or Canadian GAAP. The remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.

(j) Pension and Other Employee Future Benefits

U.S. GAAP requires BMO to recognize the excess of the fair value of BMO’s pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of BMO’s plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in BMO’s pro forma condensed combined consolidated balance sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense.

Effective November 1, 2000, BMO adopted a new Canadian accounting standard on pension and employee future benefits that eliminated the then existing differences between Canadian and U.S. GAAP. When BMO adopted this new standard, BMO accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to the pro forma condensed combined consolidated income statement until amounts previously deferred under U.S. GAAP have been fully amortized.

(k) Consolidation of Variable Interest Entities including QSPEs

During the quarter ended January 31, 2011, BMO adopted new U.S. GAAP on consolidation of variable interest entities and accounting for transfers of financial assets. Under U.S. GAAP, an enterprise is required to consolidate a variable interest entity (“VIE”) if it has both the power to direct the activities that most significantly affect the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that are significant from the VIE. In addition, U.S. GAAP requires an enterprise to assess if VIEs that were previously qualifying special-purpose entities (“QSPEs”) must be consolidated by the enterprise and has more stringent conditions for reporting the transfer of a portion of a financial asset for sale. Canadian GAAP requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both and qualifying special-purposes entities are exempted from the consolidation rules. As a result of the adoption of these new standards, certain of our VIEs and securitization programs have been consolidated for U.S. GAAP reporting purposes.

(l) Liabilities and Equity

Under U.S. GAAP, certain of BMO’s capital trust securities that are ultimately convertible into a variable number of BMO’s common stock at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.

(m) Income Taxes

In addition to the tax impact of other differences between Canadian GAAP and U.S. GAAP, under U.S. GAAP, tax rate changes do not have any impact on the measurement of BMO’s future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.

(n) Non-controlling Interests in Consolidated Financial Statements

Effective November 1, 2009, BMO adopted the new U.S. guidance on non-controlling interests in subsidiaries issued by the Financial Accounting Standards Board (“FASB”). Under this new standard, all non-controlling interests held by parties other than the parent entity are reported as equity for U.S. GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

(o) Other-than-Temporary Impairment

Under U.S. GAAP, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under U.S. GAAP.

(p) Business Combinations

Under U.S. GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase.

Under U.S. GAAP, the purchase price for business combinations involving share issuances is based on the share price on the day the transaction closes. Under Canadian GAAP, the share price used is the determination of the purchase price is the share price prevailing over a reasonable period before and after the date the terms of the business combination are agreed to and announced. In the determination of the purchase price under U.S. GAAP for the purposes of the Reconciliation of Canadian GAAP and U.S. GAAP, we have used BMO’s closing stock price on the TSX on March 3, 2011 of $61.78 per share.

(q) Reclassification from Trading Securities to Available-for-Sale Securities

During the year ended October 31, 2008, BMO adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with U.S. GAAP, except that U.S. GAAP requires that the reclassification be recorded on the date the transfer is completed. BMO elected to transfer from trading to available-for-sale those securities for which BMO had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. BMO reclassified these securities under U.S. GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following tables present, as at the dates and for the periods indicated, selected historical unaudited and pro forma unaudited consolidated financial information per share of BMO common stock and M&I common stock. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on November 1, 2009 for income statement purposes, and on October 31, 2010 for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of BMO as of and for the year ended October 31, 2010, the unaudited interim consolidated financial statements of BMO as of and for the three months ended January 31, 2011 and the audited consolidated financial statements of M&I as of and for the year ended December 31, 2010, which are incorporated by reference into this proxy statement/prospectus. The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of purchase accounting. Under Canadian GAAP, the purchase price is based on BMO’s share price prevailing at the time the acquisition was announced and merger and acquisition related costs are capitalized. Under U.S. GAAP, the purchase price will be based on BMO’s share price at the time the transaction closes and merger and acquisition related costs are expensed. It does not reflect cost savings, synergies or certain other adjustments that may result from the merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The historical book value per share is computed by dividing common shareholders’ equity (shareholders’ equity less preferred share equity) by the number of shares of BMO common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma net income available to holders of the combined company’s common stock by the pro forma weighted average number of shares outstanding for the periods presented. The pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of shares of common outstanding at the end of the period presented. The following tables assume the issuance of 66,641,625 shares of BMO common stock in connection with the merger as of October 31, 2010.

	Three Months Ended January 31, 2011	Year Ended October 31, 2010
	(C$)	(C$)
BMO COMMON SHARES
Basic earnings per common share:
Historical (Canadian GAAP)	1.31	4.78
Historical (U.S. GAAP)	0.99	5.05
Pro forma combined (Canadian GAAP)	0.96	3.13
Pro forma combined (U.S. GAAP)	0.68	3.38

Diluted earnings per common share:
Historical (Canadian GAAP)	1.30	4.75
Historical (U.S. GAAP)	0.99	5.03
Pro forma combined (Canadian GAAP)	0.95	3.12
Pro forma combined (U.S. GAAP)	0.68	3.36

	Three Months Ended January 31, 2011	Year Ended October 31, 2010
	(C$)	(C$)
Dividends per common share:
Historical	0.70	2.80
Pro forma combined	0.70	2.80
Book value per common share at period end:
Historical (Canadian GAAP)	34.21	34.09
Historical (U.S. GAAP)	34.76	36.34
Pro forma combined (Canadian GAAP)	36.85	36.75
Pro forma combined (U.S. GAAP)	37.62	39.05

With respect to the tables above:

BMO pro forma combined amounts were calculated by combining the BMO historical amounts as at and for the year ended October 31, 2010 with the M&I historical amounts for the year ended December 31, 2010 and the BMO historical amounts as at and for the three months ended January 31, 2011 with the M&I historical amounts as at and for the three months ended December 31, 2010.

Year Ended December 31, 2010
(US dollars)
MARSHALL & ILSLEY COMMON SHARES
Basic earnings per common share:
Historical	(1.18)
Equivalent Pro forma	0.41

Diluted earnings per common share:
Historical	(1.18)
Equivalent Pro forma	0.41

Dividends per common share:
Historical	0.04
Equivalent Pro forma	0.34

Book value per common share at period end:
Historical	8.89
Equivalent Pro forma	4.72

With respect to the table above:

Equivalent Pro Forma amounts were derived by multiplying the US dollar equivalent of the pro forma combined (U.S. GAAP) amounts by the merger consideration.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of BMO common stock are listed on the TSX and the NYSE under the trading symbol “BMO”. Shares of M&I common stock are currently listed on the NYSE under the trading symbol “MI”.

The table below sets forth, for the periods indicated, the per share high and low closing sales prices for BMO common stock and M&I common stock as reported on the NYSE and, with respect to BMO common stock, the TSX. TSX closing prices of BMO common stock are presented in Canadian dollars, and the NYSE closing prices of BMO common stock and M&I common stock are presented in US dollars. For comparison purposes, the following table uses calendar year end and calendar quarters, but it should be noted that BMO’s fiscal year end is October 31 and M&I’s fiscal year end is December 31.

	BMO TSX (in C$)		BMO shares NYSE (in $)		M&I shares NYSE (in $)
	High	Low	High	Low	High		Low
Annual information for the past five calendar years
2006	71.71	58.90	63.35	52.46	49.10	*	40.83	*
2007	72.75	55.04	67.32	55.46	51.48	*	26.04	*
2008	58.15	29.51	58.46	24.22	29.50		11.50
2009	55.85	24.51	53.08	19.51	13.78		3.11
2010	65.41	51.80	65.30	48.10	10.19		4.66

Quarterly information for the past two years and subsequent quarters:
2009, quarter ended
March 31	34.66	24.51	29.28	19.51	13.78		3.11
June 30	49.98	33.92	43.20	26.83	10.10		4.74
September 30	54.55	45.95	50.93	39.30	8.93		4.20
December 31	55.85	49.95	53.08	46.37	7.94		5.10

2010, quarter ended
March 31	62.31	51.80	61.23	48.10	8.34		5.75
June 30	65.41	57.35	65.30	54.18	10.19		7.12
September 30	63.62	55.50	61.68	52.48	8.41		6.24
December 31	62.18	56.60	61.92	55.58	7.61		4.66

2011, quarter ended
March 31	62.98	57.66	64.98	57.66	7.99		6.96
June 30 (through April 4, 2011)	63.67	63.64	66.02	65.78	8.14		8.09

Monthly information for the most recent six months
October 2010	61.70	59.09	60.43	57.66	7.61		5.83
November 2010	60.74	58.20	60.62	56.88	5.75		4.66
December 2010	62.18	56.60	61.92	55.58	6.94		4.88
January 2011	59.68	57.66	60.22	57.66	7.24		6.96
February 2011	61.96	58.13	63.83	58.60	7.77		7.12
March 2011	62.98	61.36	64.98	61.89	7.99		7.53

*	On November 1, 2007, M&I completed a corporate reorganization in connection with the separation of its data services subsidiary, Metavante Corporation. As part of this transaction, the old Marshall & Ilsley Corporation was separated into two publicly traded companies, M&I and Metavante Technologies, Inc. The closing sale prices of M&I common stock for 2006 and 2007 have not been adjusted to reflect this reorganization and separation.

Fluctuations in the exchange rate between the Canadian dollar and the US dollar will affect any comparisons of shares of BMO common stock traded on the TSX and shares of BMO common stock traded on the NYSE.

The following table presents the last reported closing sale price per share of BMO common stock on the TSX and the NYSE and of M&I common stock on the NYSE on (a) December 16, 2010, the last full trading day prior to the public announcement by BMO and M&I of the transaction and execution of the merger agreement, and (b) April 4, 2011, the last trading day for which this information could be calculated prior to the date of this proxy statement/prospectus. The table also sets forth the equivalent pro forma sale price of M&I common stock on each of these dates, as determined by multiplying the applicable closing sale price of BMO common stock on the NYSE by the merger consideration.

	BMO stock TSX	BMO stock NYSE	M&I stock NYSE	M&I stock Pro Forma Equivalent
	(C$)	($)	($)	($)
December 16, 2010	62.05	61.66	5.79	7.75
April 4, 2011	63.67	65.78	8.09	8.27

M&I shareholders will not receive the merger consideration until the merger is completed, which may be a substantial period of time after the M&I special meeting. There can be no assurance as to the trading prices of BMO common stock at the time of the closing of the merger. The market prices of BMO common stock and M&I common stock and the US dollar/Canadian dollar exchange rate are likely to fluctuate prior to consummation of the merger and cannot be predicted. We urge you to obtain current market quotations for both BMO common stock and M&I common stock and the US dollar/Canadian dollar exchange rate.

The table below sets forth the dividends declared per share of BMO common stock and the dividends declared per share of M&I common stock for the fiscal years ended 2006, 2007, 2008, 2009 and 2010. BMO’s fiscal year end is October 31 and M&I’s fiscal year end is December 31.

	Declared Dividends
	BMO (C$)(1)	BMO (US$)(2)	M&I (US$)(3)
Fiscal Year Ended
2006	2.26	2.01	1.05
2007	2.71	2.56	1.20
2008	2.80	2.65	1.27
2009	2.80	2.45	0.04
2010	2.80	2.72	0.04

(1)	BMO dividends declared during fiscal quarters ended January 31, April 30, July 31 and October 31.
(2)	Actual dividends paid to U.S. shareholders, rounded to the nearest cent.
(3)	M&I dividends declared during fiscal quarters ended March 31, June 30, September 30 and December 31.

CURRENCY EXCHANGE RATE DATA

The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/US dollar exchange rate, expressed in terms of the Canadian dollar. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate in effect on [—], 2011 was $1.00 = C$—.

	Period End	Average(1)	Low	High
Year ended October 31, (C$ per $)
2006	1.1227	1.1330	1.0990	1.1961
2007	0.9499	1.0931	0.9499	1.1853
2008	1.2165	1.0322	0.9170	1.2943
2009	1.0774	1.1673	1.0292	1.3000
2010	1.0188	1.0414	0.9961	1.0778

			Low	High
Month end,
October 2010			1.0030	1.0320
November 2010			1.0013	1.0264
December 2010			0.9946	1.0178
January 2011			0.9862	1.0022
February 2011			0.9739	0.9955
March 2011			0.9686	0.9918

(1)	The average of the exchange rates on the last day of each full month during the year.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including, but not limited to, statements relating to the expected closing of the merger, the plans for the acquired business, the financial impact of the merger, anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “could,” and other similar expressions. Without limiting the generality of the preceding sentence, statements contained in the sections “The Merger—M&I’s Board Recommendation and Reasons for the Merger,” and “The Merger—BMO’s Reasons for the Merger” include forward-looking statements. These statements are not historical facts but instead represent only BMO’s and/or M&I’s expectations, estimates and projections regarding future events.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. The forward-looking statements contained or incorporated by reference in this proxy statement/prospectus are based upon the current beliefs and expectations of management of BMO and M&I, as applicable, and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents, as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: (1) the matters set forth under “Risk Factors” beginning on page 35; (2) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (3) the terms of the merger may need to be modified to satisfy such approvals or conditions; (4) the anticipated benefits from the merger are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; (5) the ability to promptly and effectively integrate the businesses of M&I and BMO; (6) reputational risks and the reaction of M&I’s customers to the merger; (7) diversion of management time on merger-related issues; (8) increased exposure to interest rate and exchange rate fluctuations; and (9) those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of BMO’s and M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of either of BMO’s or M&I’s operations.

Additional factors that could cause BMO’s and M&I’s results to differ materially from those described in the forward-looking statements can be found in the reports that BMO and M&I have filed with the SEC, described under the section entitled “Where You Can Find More Information” beginning on page 117, including BMO’s 2010 Annual Report on Form 40-F and its Reports of Foreign Private Issuer on Form 6-K and M&I’s Annual Report for the year ended December 31, 2010 and its Current Reports on Form 8-K, which are available at the SEC’s Internet site (http://www.sec.gov).

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to BMO, M&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Neither BMO nor M&I undertakes any obligation to update or release any revisions to these forward-looking statements, whether written or oral, to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

Investing in BMO common stock involves risks, some of which are related to the merger. In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below relating to the merger in deciding whether to vote for the approval of the merger agreement proposal. Although BMO and M&I believe that the matters described below cover the material risks related to the merger, they may not contain all of the information that is important to you in evaluating the merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of BMO and M&I incorporated by reference into this proxy statement/prospectus and listed in the section entitled “Where You Can Find More Information” beginning on page 117.

Because the merger consideration is fixed and the market price of shares of BMO common stock may fluctuate, you cannot be certain of the dollar value of the consideration that you will receive upon completion of the merger.

Upon completion of the merger, each M&I shareholder of record will receive, in exchange for each share of M&I common stock owned by such shareholder immediately prior to the merger, 0.1257 shares of BMO common stock, plus cash in lieu of any fractional shares. Because the merger consideration is fixed, the value of the shares of BMO common stock that will be issued to you in the merger will depend on the market price of shares of BMO common stock at the time they are issued. There will be no adjustment to the fixed number of shares of BMO common stock that will be issued to you based upon changes in the market price of shares of BMO common stock or M&I common stock prior to the closing.

The market price of shares of BMO common stock at the time the merger is completed may vary from the price of shares of BMO common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the M&I special meeting as a result of various factors that are beyond the control of BMO and M&I, including but not limited to the following:

•	changes in the business, operations or prospects of BMO or M&I, including securities offerings by BMO;

•	governmental or regulatory developments, including any limitations on or conditions to consummation of the merger;

•	changes in the interest rate environment;

•	changes in general economic conditions and the outlook for economic conditions and real estate markets;

•	changes in securities markets, including changes due to terrorist activities, other world events or other factors;

•	changes in currency exchange rates including changes in US dollar/Canadian dollar exchange rates which may affect the trading prices of BMO’s common stock as reported in US dollars; and

•	the timing of the completion of the merger.

In addition to the approval of the merger agreement proposal by M&I shareholders, completion of the merger is subject to receipt of required regulatory approvals and satisfaction of other conditions that may not occur until after the M&I special meeting. Therefore, at the time of the M&I special meeting you will not know the precise US dollar value of the consideration you will receive at the effective time of the merger. You are urged to obtain current market quotations for shares of BMO common stock and for shares of M&I common stock.

Upon completion of the merger, holders of M&I common stock will become holders of BMO common stock and the market price for BMO common stock may be affected by factors different from those that historically have affected M&I.

Upon completion of the merger, holders of M&I common stock will become holders of BMO common stock. BMO’s businesses differ from those of M&I, and accordingly the results of operations of BMO will be affected by some factors that are different from those currently affecting the results of operations of M&I. For a discussion of the businesses of M&I and BMO and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 117.

Combining the two companies may be more difficult, costly or time-consuming than expected.

The success of the merger will depend, in part, on BMO’s ability to realize the anticipated benefits from combining the businesses of BMO and M&I. However, to realize these anticipated benefits, BMO and M&I must successfully combine their businesses. If BMO and M&I take longer, or are not able, to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all, may take longer to realize than expected, or may not result in combined financial performance that is better than what each company would have achieved independently if the merger had not occurred. If BMO is not able to integrate M&I’s operations successfully and in a timely fashion, the expected benefits of the merger may not be realized.

Some directors and executive officers of M&I have interests in the merger that may differ from the interests of shareholders generally, including, if the merger is completed, the receipt of financial and other benefits.

In considering the recommendation of M&I’s board of directors, you should be aware that some of its directors and executive officers may have interests in the merger that are different from, or in addition to, those of M&I shareholders generally. These interests are described in more detail in the section entitled “The Merger—Interests of M&I’s Directors and Executive Officers in the Merger” beginning on page 59.

The merger agreement and the stock option agreement contain provisions that may discourage other companies from trying to acquire M&I for greater merger consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to M&I that might result in greater value to M&I’s shareholders than the merger. These provisions include a general prohibition on M&I from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Additionally, the stock option agreement grants to BMO an irrevocable option to purchase up to 19.7% of M&I’s common stock in specified circumstances, including the acquisition by any other person of 20% or more of the outstanding shares of M&I common stock. The stock option agreement may result in a potential competing acquirer proposing to pay a lower per share price to acquire M&I than it might otherwise have proposed to pay. For further information, please see the section entitled “The Stock Option Agreement” beginning on page 90.

If the merger is not consummated by December 17, 2011, either BMO or M&I may choose not to proceed with the merger.

Either BMO or M&I may terminate the merger agreement if the merger has not been completed by December 17, 2011, unless the failure of the merger to be completed has resulted from the material failure of the party seeking to terminate the merger agreement to perform its obligations.

Termination of the merger agreement could negatively impact M&I.

If the merger agreement is terminated, there may be various consequences. For example, M&I’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, or the market price of M&I’s common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. In addition, termination of the merger agreement would increase the possibility of downgrades by M&I’s credit rating agencies or adverse regulatory actions which could adversely affect M&I’s businesses. If the merger agreement is terminated and M&I’s board of directors seeks another merger or business combination, M&I shareholders cannot be certain that M&I will be able to find a party willing to pay the equivalent or greater consideration than that which BMO has agreed to pay in the merger.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on BMO, or, if not obtained, could prevent completion of the merger.

The merger cannot be completed unless various consents, orders, approvals and clearances are received from the Federal Reserve Board, the OCC, OSFI and other bank regulatory, antitrust and other authorities in the United States. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of imposing additional costs on or limiting the revenues of BMO, either of which may have an adverse effect on BMO following the merger. See “The Merger—Regulatory Matters Related to the Merger” beginning on page 73 and “The Merger Agreement—Conditions to the Merger” beginning on page 87. In addition, BMO may elect not to consummate the merger if, in connection with any regulatory approval required for the merger, any governmental or regulatory entity imposes any restriction, requirement or condition on BMO that, individually or in the aggregate, would after completion of the merger (1) restrict or burden BMO, Merger Sub or their affiliates in connection with the transactions contemplated by the merger agreement or (2) with respect to the business or operations of BMO or Merger Sub have a material adverse effect on BMO, Merger Sub or any of their affiliates (measured on a scale relative to M&I).

The merger is subject to the purchase by BMO of the TARP Preferred Stock from the U.S. Treasury.

BMO’s obligation to consummate the merger is conditioned upon the purchase by a subsidiary of BMO from the U.S. Treasury of the TARP Preferred Stock. BMO has an agreement in principle with the U.S. Treasury pursuant to which, immediately prior to completion of the merger, the U.S. Treasury will sell to a subsidiary of BMO all of the TARP Preferred Stock for an aggregate cash purchase price equal to the sum of the aggregate liquidation amount of such shares and the amount of any accrued and unpaid dividends with respect to such shares. However, BMO may elect not to consummate the merger if the TARP Preferred Stock is not purchased in accordance with the securities purchase agreement to be entered into in connection with such purchase and the merger agreement. For further information, please see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 87.

Certain rights of holders of M&I common stock will change as a result of the merger.

Following completion of the merger, holders of M&I common stock will no longer be shareholders of M&I, a Wisconsin corporation, but will instead be shareholders of BMO, a Canadian chartered bank. There will be certain differences between your current rights as a shareholder of M&I, on the one hand, and the rights to which you will be entitled as a shareholder of BMO, on the other hand. For a more detailed discussion of the differences in the rights of shareholders of M&I and BMO, see “Comparison of Rights of BMO and M&I Shareholders” beginning on page 102.

Pending litigation against M&I, current members of M&I’s board of directors, certain M&I officers and BMO could result in an injunction preventing completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

In connection with the execution of the merger agreement, purported shareholders of M&I have filed putative shareholder class action lawsuits against M&I, current members of M&I’s board of directors, certain

M&I officers and BMO. Among other remedies, the plaintiffs seek to enjoin the merger. One of the conditions to the completion of the merger is that no judgment, injunction or decree by any court of competent jurisdiction is in effect that prohibits the completion of the merger. If any of the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected time frame. If completion of the merger is prevented or delayed, it could result in substantial costs to M&I and BMO. In addition, M&I and BMO could incur costs associated with the indemnification of M&I’s directors and officers. See “The Merger—Litigation Related to the Merger” beginning on page 76.

If the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, M&I shareholders may be required to recognize gain or loss on the exchange of their shares of M&I common stock in the merger for U.S. federal income tax purposes.

BMO and M&I have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither BMO nor M&I intends to request any ruling from the U.S. Internal Revenue Service, which is referred to as the IRS, as to the tax consequences of the exchange of shares of M&I common stock for shares of BMO common stock in the merger. If the merger fails to qualify as a reorganization, an M&I shareholder would generally recognize gain or loss for U.S. federal income tax purposes on each share of M&I common stock exchanged in the merger in an amount equal to the difference between that shareholder’s basis in such share and the fair market value of the shares of BMO common stock the M&I shareholder receives or may receive in exchange for each such share of M&I common stock. You are urged to consult with your own tax advisor regarding the proper reporting of the amount and timing of such gain or loss. See “The Merger—Material United States Federal Income Tax Consequences” beginning on page 64.

Holders of M&I common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Holders of M&I common stock currently have the right to vote in the election of M&I’s board of directors and on other matters affecting M&I. Upon the completion of the merger, each holder of M&I common stock that receives shares of BMO common stock will become a shareholder of BMO with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of M&I. It is expected that the former holders of M&I common stock as a group will receive shares in the merger constituting less than 12% of the outstanding shares of BMO common stock immediately after the merger. Because of this, holders of M&I common stock will have significantly less influence on the management and policies of BMO than they now have on the management and policies of M&I.

M&I will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on M&I and consequently on BMO. These uncertainties may impair M&I’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with M&I to seek to change existing business relationships with M&I. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, BMO’s business following the merger could be negatively impacted. In addition, the merger agreement restricts M&I from making certain acquisitions and taking other specified actions until the merger occurs without the consent of BMO. These restrictions may prevent M&I from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 83 for a description of the restrictive covenants applicable to M&I.

The unaudited pro forma condensed combined consolidated financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what BMO’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma condensed combined consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the M&I identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of M&I as of the date of completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 17.

BMO’s consolidated results of operations may be negatively impacted by foreign currency fluctuations.

A substantial portion of BMO’s consolidated revenues following the merger will be earned in non-Canadian currencies, primarily US dollars. The revenues that are earned in currencies other than Canadian dollars are subject to unpredictable fluctuations if the values of non-Canadian currencies change relative to the Canadian dollar. Such fluctuations could decrease BMO’s revenues earned in non-Canadian currencies and have a material adverse impact on its business.

BMO expects to maintain its status as a “foreign private issuer” in the U.S. and thus will be exempt from a number of rules under the U.S. Securities Exchange Act of 1934, as amended and will be permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer,” BMO is exempt from rules under the U.S. Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, BMO’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. In addition, BMO is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP.

As a “foreign private issuer” BMO provides executive compensation disclosure in accordance with Canadian requirements, although the requirements are substantially the same in most respects to US requirements. The most material differences are summarized below:

•	While BMO is not required to provide shareholders with an advisory say-on–pay vote under the Canadian requirements, it does so annually.

•

While BMO is not required to provide shareholders with a golden parachute advisory vote, it does provide annual detailed disclosure regarding entitlements upon termination and a change of control for its named executive officers in the management proxy circular.

•	BMO discloses all annual non-equity incentive plan payments, however BMO is not required to separately identify the portion which is a discretionary bonus.

•

Although not mandated by Canadian securities requirements, BMO is required under the Financial Stability Forum (FSB) Principles, or the FSB Principles, adopted by the G20, to discuss in its compensation discussion and analysis how its compensation program relates to its risk management practices. Also in compliance with the FSB Principles, BMO provides compensation disclosure for a group of executives and others whose actions could have a material impact on the risk of BMO.

•

Also, certain incentive plan disclosure information required for named executive officers is different. For example, BMO discloses value realized on vesting of equity awards rather than amounts realized on option exercises. However, pursuant to the FSB Principles, BMO does provide aggregate disclosure of amounts realized on option exercises. BMO is also not required to separately identify which options are exercisable, which are not exercisable and not subject to performance conditions and which are not exercisable and are subject to performance conditions.

•

BMO is required to disclose the pension compensatory cost for its named executive officer rather than the aggregate change in actuarial present value of the accumulated benefit, and BMO is not required to provide pension disclosure on a plan-by-plan basis.

•

BMO is required to include a graph comparing its total shareholder return over five years to a broad index and compare the trend in the graph to the trend in compensation to its named executive officers over that period, while U.S. requirements do not require the trend comparison.

BMO is chartered under the laws of Canada and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in Canada.

BMO is chartered under the laws of Canada. A substantial portion of BMO’s assets are located outside the United States, and many of BMO’s directors and officers and some of the experts named in this proxy statement/prospectus are residents outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon BMO and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of BMO and such directors, officers or experts under the United States federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

Legislative, regulatory and administrative changes could negatively impact BMO’s results of operations.

Over the past two years, global regulators have proposed reforms that are intended to strengthen the banking sector regulatory capital and liquidity frameworks and strengthen the resilience of individual banking institutions in periods of stress, which are collectively referred to as Basel III. Based on regulatory guidance provided to date, the key building blocks of Basel III from a regulatory capital perspective include:

•	raising the quality of capital that banks are required to hold to ensure banks are better able to absorb losses on both a going-concern and liquidation basis;

•	increasing risk capital requirements, particularly for market risk, securitizations and counterparty credit risk;

•	introducing new regulatory capital ratios—the Common Equity Ratio and the Leverage Ratio—to complement the existing Tier 1 Capital Ratio and Total Capital Ratio; and

•	increasing minimum capital requirements.

The Basel III rules are expected to be implemented in a phased approach. The final requirements and transition period applicable to BMO will be established by OSFI. The final requirements are likely to increase the amount of capital that BMO is required to hold, and may have a negative impact on BMO’s results of operations.

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is referred to as Dodd-Frank. Dodd-Frank is broad in scope and BMO is currently assessing the impact of the legislation. The reforms include heightened consumer protection, regulation of the over-the-counter (OTC) derivatives markets, restrictions on proprietary trading by banks, which is referred to as the Volcker Rule, imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements, greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many aspects of Dodd-Frank are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry more generally. However, Dodd-Frank is likely to result in an increase in compliance costs and regulatory enforcement, particularly on BMO’s U.S. business, and could have a negative impact on BMO’s results of operations.

Certain market activities of BMO and its affiliates may affect the value of BMO Stock.

BMO and its affiliates engage in market making, derivatives hedging, brokerage, asset management and plan-related activities involving BMO common stock both outside and inside the United States. Please read the section entitled “BMO Market Activities Involving BMO Common Stock” beginning on page 114 for more information. Such activities could have the effect of preventing or retarding a decline in the market price of BMO common stock.

THE M&I SPECIAL MEETING

This section contains information for holders of M&I common stock about the special meeting that M&I has called to allow its shareholders to consider and approve the merger agreement. M&I is mailing this proxy statement/prospectus to its shareholders on or about [—], 2011. Together with this proxy statement/prospectus, M&I is sending a notice of the M&I special meeting and a form of proxy that M&I’s board of directors is soliciting for use at the M&I special meeting and at any adjournments or postponements of the M&I special meeting.

This proxy statement/prospectus is also being furnished by BMO to M&I shareholders as a prospectus in connection with the issuance of BMO common stock upon completion of the merger.

Date, Time and Place

The M&I special meeting will be held on [—], 2011, at 10:00 a.m., local time, at [—].

Matters to be Considered

At the M&I special meeting, M&I shareholders will be asked to:

•	approve the merger agreement and the transactions it contemplates, which is referred to as the merger agreement proposal; and

•

approve the adjournment of the M&I special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal, which is referred to as the adjournment proposal.

Recommendation of M&I’s Board of Directors

M&I’s board of directors unanimously recommends that you vote “FOR” the merger agreement proposal and “FOR” the adjournment proposal. See “The Merger—M&I’s Board Recommendation and Reasons for the Merger” beginning on page 51.

Record Date and Quorum

M&I’s board of directors has fixed the close of business on April 11, 2011 as the record date for determining the holders of M&I common stock entitled to receive notice of and to vote at the M&I special meeting.

As of the record date, there were [—] shares of M&I common stock outstanding and entitled to vote at the M&I special meeting held by [—] holders of record. Each share of M&I common stock entitles the holder to one vote at the M&I special meeting on each proposal to be considered at the M&I special meeting. Under M&I’s articles of incorporation, holders of the TARP Preferred Stock have voting rights on merger transactions under certain circumstances, including with respect to the merger. If the TARP Purchase has not been consummated as of the record date, the holders of the TARP Preferred Stock would be entitled to vote.

The representation of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the M&I special meeting constitutes a quorum for transacting business at the M&I special meeting. All shares of M&I common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the M&I special meeting.

Vote Required

Approval of the merger agreement proposal requires the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding M&I common stock and the affirmative vote or consent of holders of at least 66 2/3% of the shares of the TARP Preferred Stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of M&I common stock at the M&I special meeting.

As of the record date, directors and executive officers of M&I and their affiliates owned and were entitled to vote [—] shares of M&I common stock, representing approximately [—]% of the shares of M&I common stock outstanding on that date. M&I currently expects that M&I’s directors and executive officers will vote their shares in favor of the merger agreement proposal and the adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, BMO beneficially held [—]  shares of M&I common stock.

Treatment of Abstentions; Failure to Vote

•	For the merger agreement proposal, an abstention or a failure to vote will have the same effect as a vote “AGAINST” such proposal.

•	For the adjournment proposal, an abstention will have no effect on the outcome of such proposal. A failure to vote will have no effect on the outcome of such proposal, assuming a quorum is present.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that an M&I shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the M&I special meeting in the manner it directs. An M&I shareholder may vote by proxy or in person at the M&I special meeting. If you hold your shares of M&I common stock in your name as a shareholder of record, to submit a proxy, you, as an M&I shareholder, may use one of the following methods:

•

By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.

•

Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.

•	By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. M&I does not cover these costs; they are solely your responsibility. The telephone and Internet voting procedures being made available to you are valid forms of granting proxies under the WBCL.

If any proxy is returned without indication as to how to vote, the shares of M&I common stock represented by the proxy will be voted as recommended by M&I’s board of directors. Unless an M&I shareholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the M&I special meeting.

Every M&I shareholder’s vote is important. Accordingly, each M&I shareholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet or by telephone, whether or not it plans to attend the M&I special meeting in person.

Shares Held in Street Name; Broker Non-Votes

Under the rules of the NYSE, banks, brokers and other nominees who hold shares of M&I common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine,” such as approval of the merger agreement proposal and the adjournment proposal, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the M&I special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. It is expected that brokers, banks and other nominees will not have discretionary authority to vote on either proposal and, as a result, M&I anticipates that there will not be any broker non-votes cast in connection with either proposal. Therefore, if your broker, bank or other nominee holds your shares of M&I common stock in “street name,” your broker, bank or other nominee will vote your shares of M&I common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to an M&I Shareholder’s Vote

An M&I shareholder has the power to change its vote at any time before its shares of M&I common stock are voted at the M&I special meeting by:

•	sending a notice of revocation to M&I’s corporate secretary at 770 North Water Street, Milwaukee, Wisconsin 53202 stating that you would like to revoke your proxy;

•

logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the M&I special meeting and voting in person.

If you choose either of the first two methods, you must take the described action no later than the beginning of the M&I special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the M&I special meeting. If you have instructed a bank, broker or other nominee to vote your shares of M&I common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Participants in M&I Employee Plans

If you hold shares of M&I common stock through the M&I Retirement Program (or any 401(k) plan of any M&I subsidiary that provides for investment in M&I common stock), which are referred to collectively as the 401(k) plan, you may give voting instructions by completing and returning the enclosed proxy card as instructed. Signing and returning the proxy card, or voting by telephone or through the Internet as explained above, will enable voting of all shares held for your account in the 401(k) plan. If your proxy card is not received by [—], 2011 or if you sign and return your proxy card without instructions marked in the boxes, the M&I Retirement Investment Committee may, in the exercise of its fiduciary discretion, direct Marshall & Ilsley Trust Company to vote such shares. Plan participants must vote through the 401(k) plan trustee and may not vote in person at the M&I special meeting.

If you are a participant in the M&I Employee Stock Purchase Plan, which is referred to as the ESPP, to the extent you have purchased any shares of M&I common stock under the ESPP and hold those shares under the

ESPP, you may give voting instructions by completing and returning the enclosed proxy card as instructed. Signing and returning the proxy card, or voting by telephone or through the Internet as explained above, will enable voting of all shares held by you in the ESPP. As a holder of M&I common stock, you are also entitled to vote at the M&I special meeting. You are entitled to one vote for each share of M&I common stock you held under the ESPP as of the record date.

Solicitation of Proxies

M&I will bear the entire cost of soliciting proxies from its shareholders, except that BMO and M&I will share equally the costs of filing, printing and mailing this proxy statement/prospectus. In addition to solicitation of proxies by mail, M&I will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of M&I common stock and secure their voting instructions, if necessary. M&I will reimburse such record holders for their reasonable expenses in taking those actions.

M&I has also made arrangements with Morrow & Co., LLC to assist in soliciting proxies in connection with the approval of the merger agreement proposal and in communicating with shareholders and has agreed to pay it up to $11,000 plus disbursements for these services. Proxies may also be solicited by directors, officers and employees of M&I in person or by telephone or other means, for which such persons will receive no special compensation.

Delivery of Proxy Materials To Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to multiple shareholders of M&I sharing an address unless M&I has previously received contrary instructions from one or more such shareholders. Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Morrow & Co., LLC, M&I’s proxy solicitor, at 470 West Avenue, Stamford, CT 06902, toll-free at (800) 566-9061 (banks and brokers call collect at (203) 658-9400), Morrow will deliver promptly a separate copy of this proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered.

Attending the M&I Special Meeting

Subject to space availability, all M&I shareholders as of the record date, or their duly appointed proxies, may attend the M&I special meeting. Since seating is limited, admission to the M&I special meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.

If you hold your shares of M&I common stock in your name as a shareholder of record and you wish to attend the M&I special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the M&I special meeting. You should also bring valid picture identification.

If your shares of M&I common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the M&I special meeting, you need to bring a copy of a bank or brokerage statement to the M&I special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

INFORMATION ABOUT THE COMPANIES

Bank of Montreal

Head office

129 rue Saint Jacques

Montreal, Quebec, H2Y 1L6

Telephone: (514) 877-7373

Executive offices

100 King Street West, 1 First Canadian Place

Toronto, Ontario, M5X 1A1

Telephone: (416) 867-6785

BMO commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act, and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations. BMO is a registered bank holding company under the BHC Act and is certified as a financial holding company under the Gramm-Leach-Bliley Act. As of January 31, 2011, BMO had consolidated total assets of approximately C$413 billion and consolidated total deposits of approximately C$252 billion.

BMO provides a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2010, BMO had approximately 38,000 full-time equivalent employees, maintained approximately 1,230 bank branches in Canada and the United States and operated internationally in major financial markets and trading areas through our offices in eight other countries, including the United States. Harris Financial Corp., based in Chicago and wholly-owned by BMO, operates primarily through its indirect subsidiary Harris N.A., which provides banking, financing, investing and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, including BMO Capital Markets Corp., BMO’s wholly-owned registered securities dealer in the United States.

BMO operates through three operating groups: Personal and Commercial Banking comprised of P&C Canada and P&C U.S.; Private Client Group; and BMO Capital Markets. P&C Canada operates across Canada, offering banking, financing, and investing solutions as well as card and payment services. Operating predominately in the greater-Chicago area under the Harris brand, P&C U.S. provides personal and business clients with banking, lending, investing and financial planning services. PCG offers wealth management products and solutions across North America, including full-service investing, private banking, online brokerage and investment management services through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine, BMO Guardian, Jones Heward Investment Counsel, HIM Monegy, BMO Harris Private Banking, Harris Private Bank, Harris Investment Management, and Pyrford International, based in the United Kingdom, as well as insurance products and solutions through BMO Life Insurance and BMO Life Assurance in Canada. BMO Capital Markets, the investment and corporate banking group, provides a broad range of capital markets solutions to corporate, institutional, and government clients in Canada, the United States, Europe, Asia and Australia. The Corporate Services group, which includes Technology and Operations, provides risk management, information technology and other corporate services to the three operating groups.

BMO trades under the symbol “BMO” on the TSX and the NYSE.

Additional information about BMO can be found on its website at http://www.bmo.com. The information provided on BMO’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Additional information about BMO and its subsidiaries is included in documents incorporated by reference into this document. For more information, see the section entitled “Where You Can Find More Information” beginning on page 117.

Mike Merger Sub, LLC

111 West Monroe Street

Chicago, Illinois 60603

Telephone: (312) 461-7745

Merger Sub is a Delaware limited liability company and an indirect wholly-owned subsidiary of BMO. Merger Sub was organized solely for the purpose of effecting the merger with M&I described in this proxy statement/prospectus. It has not carried on any activities other than in connection with the merger agreement.

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Telephone: (414) 765-7700

M&I was incorporated in Wisconsin in 1959 and reincorporated in Wisconsin in 2007 in connection with the separation of its data servicing subsidiary. M&I is a registered bank holding company under the BHC Act and is certified as a financial holding company under the Gramm-Leach-Bliley Act. As of December 31, 2010, M&I had consolidated total assets of approximately $50.8 billion and consolidated total deposits of approximately $38.3 billion, making M&I the largest bank holding company headquartered in Wisconsin. M&I’s principal assets are the stock of its bank and nonbank subsidiaries, which, as of January 31, 2011, consisted of four bank and trust subsidiaries and a number of companies engaged in businesses that the Board of Governors of the Federal Reserve System has determined to be closely-related or incidental to the business of banking. M&I provides its subsidiaries with financial and managerial assistance in such areas as budgeting, tax planning, auditing, compliance, asset and liability management, investment administration and portfolio planning, business development, advertising and human resources management.

M&I provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I’s largest affiliates and principal operations are in Wisconsin; however, it has activities in other Midwestern states, including Illinois, Indiana, Kansas, Minnesota and Missouri, and in Arizona, Nevada and Florida. M&I’s principal activities consist of banking and wealth management services.

M&I trades under the symbol “MI” on the NYSE.

Additional information about M&I can be found on its website at http://www.micorp.com. The information provided on M&I’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Additional information about M&I and its subsidiaries is included in documents incorporated by reference into this document. For more information, see the section entitled “Where You Can Find More Information” beginning on page 117.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Appendix A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement, for a more complete understanding of the merger.

Terms of the Merger

BMO’s and M&I’s boards of directors have approved the merger agreement. The merger agreement provides for the acquisition of M&I by BMO through the merger of M&I with and into Merger Sub, with Merger Sub continuing as the surviving entity. Following the merger, Merger Sub will be merged into its immediate parent, a direct subsidiary of BMO. In addition, following the merger, certain banking subsidiaries of M&I, including M&I Marshall & Ilsley Bank, will merge with and into Harris N.A., a national bank and wholly-owned, indirect subsidiary of BMO, with Harris N.A. surviving the merger.

In the merger, each share of M&I common stock will be converted into the right to receive 0.1257 shares of BMO common stock. No fractional shares of BMO common stock will be issued in connection with the merger, and holders of M&I common stock will be entitled to receive cash in lieu thereof. Shares of BMO common stock issued and outstanding as of the completion of the merger will remain outstanding and will be unaffected by the merger. BMO common stock will continue to trade on the NYSE and the TSX under the symbol “BMO” following the merger. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

M&I has been seriously affected by declining asset quality and economic recession over the past several years. During 2008, economic conditions weakened nationally, including in states where M&I has operations, resulting in, among other things, significant increases in nonperforming assets, net charge-offs and provision for loan and lease losses. M&I experienced a net loss attributable to common shareholders for the 2008 fiscal year of $2.06 billion. To strengthen its capital position, M&I raised $1.7 billion by selling the TARP Preferred Stock to the U.S. Treasury on November 14, 2008 under the U.S. Treasury’s Capital Purchase Program.

Throughout 2009, M&I continued to be affected by the recessionary economy. Nonperforming loans remained at an elevated level, credit quality-related charges negatively impacted M&I’s financial performance and net interest income declined. In response to these challenges and to preserve its capital, M&I reduced the amount of its quarterly cash dividends on M&I common stock from $0.32 to $0.01 per share, undertook a series of significant expense-reduction initiatives and implemented risk-management strategies to reduce its exposure to construction and development loans. Nonetheless, during the 2009 fiscal year, M&I experienced a net loss attributable to common shareholders of $858.8 million. To strengthen its capital position, M&I completed two underwritten common stock offerings—the first in June 2009, in which it issued 100 million shares of M&I common stock and raised net proceeds of approximately $552 million, and the second in October 2009, in which it issued 156.4 million shares of M&I common stock and raised net proceeds of approximately $863 million.

The protracted recession and real estate downturn continued to affect M&I throughout its 2010 fiscal year, with M&I reporting a net loss attributable to common shareholders of $483.5 million through the nine-month period ended September 30, 2010, primarily as a result of credit quality-related charges. In light of the continued challenges affecting M&I’s business, operations, financial condition, asset quality, earnings and prospects, and M&I’s management’s projection that substantial credit losses were likely to continue for some time, M&I’s board of directors authorized management to continue to seek and implement further expense-reduction programs and to explore the potential issuance of additional equity securities and/or the sales of certain assets and businesses to preserve and raise capital, reduce problem asset levels and stabilize earnings.

Throughout the summer and fall of 2010, M&I’s board of directors met with management to discuss the status of the various capital-raising and cost-cutting initiatives and communications between M&I and its regulators. On November 23, 2010, M&I’s board of directors and management discussed current and forecasted economic and market conditions and their impact on M&I’s ability to timely and successfully implement the various strategies discussed above. Based on these discussions, in addition to authorizing M&I’s management to continue to explore various capital raising initiatives, including the feasibility of an additional equity issuance, M&I’s board of directors asked management to consider whether a strategic transaction would be in the best interest of M&I, its shareholders and its other constituencies. Following this meeting, in connection with its consideration of a strategic transaction, M&I retained Wachtell, Lipton, Rosen & Katz, referred to as Wachtell Lipton, and Godfrey & Kahn, S.C. as its legal counsel and BofA Merrill Lynch as its financial advisor.

During the last week of November, 2010 and the first week of December, 2010, while continuing to move forward to implement prospective capital-raising initiatives and to consider an additional equity issuance, M&I’s management, with the assistance of outside legal and financial advisors, worked to consider possible financial institution counterparties with which M&I could potentially engage and consummate a strategic business combination. After taking into account a range of considerations with respect to potential counterparties, including: (1) the likely interest of various institutions, including prior inbound indications of interest with respect to a potential acquisition received from BMO (in preliminary discussion between the companies’ chief executive officers on November 19, 2010) and from another financial institution, referred to as Party A, (2) financial assessment of ability to pay to acquire M&I, (3) likely sufficiency of capital resources to consummate a transaction and absorb embedded credit losses, (4) perceived ability to proceed expeditiously and dedicate substantial resources to completing a transaction, (5) perceived ability to competently assume management of M&I’s risk controls and loan portfolio, (6) quality of management, (7) strategic fit and potential synergies, (8) certainty of closing once a deal were announced and (9) the importance under the circumstances of promptly ascertaining whether an appropriate transaction was available and reaching agreement, M&I’s management recommended to M&I’s board of directors that M&I initiate exploratory discussions with BMO and Party A. Based on the considerations described in the preceding sentence and the heightened risk of premature disclosure that could result from broadening the process to include additional parties, and the adverse impact that such disclosure could have on M&I and its ability to undertake a transaction, M&I’s board of directors determined not to expand its exploratory discussions beyond BMO and Party A unless the course of discussions with those potential parties made such action advisable.

During the period leading up to December 8, 2010, with the knowledge of M&I’s board of directors, M&I’s Chairman of the Board, President and Chief Executive Officer, Mark F. Furlong, spoke with BMO’s President and Chief Executive Officer, William Downe, several times about a potential transaction, including in particular with respect to the companies’ respective business strategies, market opportunities and complementary cultures, and the prevailing regulatory environment. In order to better evaluate the possible transaction, BMO retained BMO Capital Markets and J.P. Morgan Securities Inc. as its financial advisors and Sullivan & Cromwell LLP and Osler, Hoskin & Harcourt LLP as its legal counsel.

On December 9, 2010, M&I’s board of directors met to discuss M&I’s strategic alternatives with M&I’s management and outside legal and financial advisors. During this meeting, M&I’s board of directors discussed and considered various strategic alternatives that might be available to M&I in light of prevailing circumstances, including the continuation of the cost-cutting and asset sale initiatives that had been initiated, a public or private offering of additional shares of M&I common stock and/or a strategic business combination. M&I’s management and board of directors considered that in order for M&I to meaningfully reduce problem assets, achieve acceptable capital ratios and stabilize earnings in the absence of a strategic business combination, M&I would likely need to complete a series of divestitures posing, in the aggregate, significant execution risks and strain on M&I’s resources. M&I’s board of directors also considered the likely terms on which acceptable levels of additional capital could be raised in a public or private offering of additional shares of M&I common stock and the pro forma impact of such an offering on M&I and its shareholders. After further discussions, and based on the factors detailed above, M&I’s board of directors authorized management to enter into negotiations with each of BMO and Party A with respect to a potential acquisition. Following the meeting, on December 9, 2010, M&I entered into confidentiality agreements with each of BMO and Party A so that each of these parties could commence its respective due diligence review of M&I. On December 10, 2010, Wachtell Lipton delivered initial drafts of a merger agreement and stock option agreement to BMO’s and Party A’s respective legal counsel.

On December 9, 2010, a significant team of BMO employees, advisors and consultants began a thorough and comprehensive diligence review of M&I, including remote and on-site documentary due diligence, discussions with M&I management and credit diligence and risk assessments. A significant team of Party A employees, advisors and consultants also began its remote and on-site diligence review of M&I, including discussions with M&I management.

Over the course of the weekend of December 11-12 and continuing during the week of December 13, both BMO and Party A, and their respective outside advisors, continued to perform due diligence on M&I and conducted various meetings with M&I’s management to discuss its businesses and financial condition.

By the middle of the following week, Sullivan & Cromwell LLP, counsel to BMO, and Party A’s legal counsel each delivered a revised draft of the transaction agreements to Wachtell Lipton. BMO also submitted a proposal to acquire all of the outstanding shares of M&I common stock in a merger transaction, with each outstanding share of M&I common stock receiving a fixed number of shares of BMO common stock with a value of between $7.25 and $7.50 per share based on M&I’s share price prior to a transaction announcement. BMO also indicated that, in connection with the consummation of any merger transaction, it would purchase from the U.S. Treasury all of M&I’s shares of TARP Preferred Stock and also seek to purchase the related warrant that was issued to the U.S. Treasury. Party A also delivered a proposal to M&I in which it proposed to acquire all of the outstanding shares of M&I common stock in a merger transaction, with each outstanding share of M&I common stock receiving a fixed number of shares of Party A common stock with a value less than the value of BMO’s proposal, based on Party A’s prevailing share price. Party A also indicated that it planned to purchase from the U.S. Treasury all of M&I’s shares of TARP Preferred Stock and the related warrant that was issued to the U.S. Treasury.

On the morning of December 16, 2010, M&I’s board of directors met with M&I’s management and its outside legal and financial advisors to discuss the indications of interest received from BMO and Party A. During the meeting, M&I’s management provided M&I’s board of directors with an update on M&I’s financial performance and outlook, and the status of the various capital-raising initiatives, and Wachtell Lipton reviewed with M&I’s board of directors its fiduciary duties in connection with a potential strategic transaction and described the terms of the revised transaction documents that it had received from BMO’s and Party A’s respective legal counsel. Also at this meeting, BofA Merrill Lynch discussed with M&I’s board of directors the financial aspects of the two indications of interest received. After further discussion and review, M&I’s board of directors authorized M&I’s management and outside legal and financial advisors to continue negotiations of terms, including price, with both BMO and Party A.

Later that day, BMO delivered a revised indication of interest that it characterized as its best and final offer. Under the terms of its proposal, BMO would acquire M&I in a merger transaction with each outstanding share of M&I common stock receiving 0.1257 shares of BMO common stock (valued at approximately $7.75 per share of M&I common stock based on the closing price of BMO common stock on the NYSE on December 16, 2010). BMO also informed M&I that it believed it had reached an agreement in principle with the U.S. Treasury as to the purchase of all of M&I’s TARP Preferred Stock and the related warrant. Party A also delivered a revised indication of interest that it characterized as its best and final offer. Under the terms of its proposal, Party A would acquire M&I in a merger transaction with each outstanding share of M&I common stock receiving a fixed number of shares of Party A’s common stock having a value higher than its initial indication of interest but below the range proposed by BMO, based on the closing price of Party A’s common stock on December 16, 2010. During the course of that afternoon and evening, counsel engaged in negotiations regarding the terms of the transaction agreements.

Later on the evening of December 16, M&I’s board of directors reconvened to consider the terms of BMO’s revised proposal. At that meeting, Wachtell Lipton once again advised M&I’s board of directors regarding relevant legal matters related to the proposed transaction. Wachtell Lipton also described to M&I’s board of directors the principal terms of the proposed merger agreement and stock option agreement, as well as its understanding of BMO’s prior discussions with the U.S. Treasury regarding the purchase of the TARP Preferred Stock and related warrant, and addressed compensation and benefit matters and general timing considerations. Also at this meeting, BofA Merrill Lynch reviewed with M&I’s board of directors its financial analysis of the merger consideration and delivered to M&I’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 16, 2010, to the effect that, as of such date and based upon and subject to the assumptions and limitations described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of M&I common stock. After considering the foregoing, the proposed terms of the transaction documents, and the various factors described under “—M&I’s Board Recommendation and Reasons for the Merger,” including, among other things, the implied offer price and the relative trading price and book value of M&I common stock, M&I’s board of directors unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is in the best interests of M&I and its shareholders, and adopted and approved the merger agreement and the stock option agreement, and the transactions contemplated thereby, and recommended that the M&I shareholders approve the merger agreement.

M&I’s board of directors then directed M&I’s management and its outside advisors to proceed to finalize and execute a definitive merger agreement and stock option agreement on the terms reviewed at the meeting.

On the evening of December 16, 2010, BMO’s board of directors also met in the culmination of a series of meetings concerning the transaction. BMO’s board of directors considered numerous facets of the transaction. At the conclusion of the meeting, BMO’s board of directors adopted and approved the merger agreement and the stock option agreement, and the transactions contemplated thereby.

Early in the morning of December 17, 2010, the parties executed the merger agreement and the stock option agreement and the transaction was announced prior to the opening of the financial markets in New York City in a joint press release issued by M&I and BMO.

M&I’s Board Recommendation and Reasons for the Merger

By a unanimous vote, after careful consideration, M&I’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of M&I and its shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, M&I’s board of directors unanimously recommends that M&I shareholders vote “FOR” the approval of the merger agreement proposal.

In evaluating the merger, M&I’s board of directors consulted with M&I’s management, as well as M&I’s legal and financial advisors, and in reaching its conclusion M&I’s board of directors considered a number of factors, including the following material factors:

•

The careful review undertaken by M&I’s board of directors and management, with the assistance of M&I’s legal and financial advisors, with respect to the strategic alternatives available to M&I, including, without limitation, the proposed acquisition by Party A and the relative terms proposed by BMO and Party A;

•	Each of M&I’s and BMO’s business, operations, financial condition, asset quality, earnings, prospects and regulatory status, including the strong balance sheet and prospects of BMO;

•

Its understanding of the current and prospective environment in which M&I and BMO operate, including international, national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on M&I both with and without the proposed transaction;

•

The conditions affecting M&I at the current time, the need to address M&I’s business and capital issues in an expedient and highly certain manner, execution risk associated with the various options and their comparative impact on M&I and its shareholders;

•

The likelihood that M&I’s non-performing, classified and criticized loans would remain elevated and the resulting impact on M&I’s business and strategic options and on the views and actions of important constituencies, including bank supervisors and rating agencies;

•

Its understanding of BMO, and its business, operations, financial performance and management, including its review and discussion with M&I’s management concerning the due diligence investigation of BMO;

•	The financial and other terms and conditions of the merger agreement and stock option agreement, which it reviewed with its legal advisors;

•

The fact that the implied value of the merger consideration as of December 16, 2010 of $7.75 for each share of M&I common stock represented a 33.9% premium over the closing price of M&I common stock on December 16, 2010 (the last trading day before public announcement of the merger) and a premium of 26.8% over the average closing prices of M&I common stock for the three-month period ending on December 16, 2010;

•	The “all stock” and fixed exchange ratio aspects of the merger consideration, which would allow M&I shareholders to participate in the future performance of the combined BMO and M&I businesses;

•	BMO’s current quarterly dividend rate of $0.70 per share as compared to M&I’s current quarterly dividend rate of $0.01 per share and the resulting pro forma dividend accretion to M&I shareholders;

•	The expectation that the merger will be generally tax-free for U.S. federal income tax purposes to M&I’s shareholders;

•

Its understanding of BMO’s ability to successfully complete the merger, including its understanding of BMO’s capital strength, its regulatory relations and the regulatory and other approvals required in connection with the merger, and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions; and

•

The financial presentation and opinion of BofA Merrill Lynch, dated December 16, 2010, to M&I’s board of directors as to the fairness, from a financial point of view and as of such date, of the merger consideration to holders of M&I common stock, which opinion was based upon and subject to the various considerations set forth in its opinion as more fully described under the heading “—Opinion of M&I’s Financial Advisor” beginning on page 53.

M&I’s board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including the following factors:

•	Costs to be incurred in connection with the merger, including the costs of integrating the businesses of M&I and BMO and the transaction expenses arising from the merger;

•

Execution risk, including the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of M&I and BMO;

•	The fact that holders of M&I common stock who do not vote in favor of the merger agreement proposal will not be entitled to exercise any dissenters’ rights of appraisal under Wisconsin law; and

•

That certain members of M&I’s board of directors and management have interests in the merger that are in addition to, or different from, the interests of M&I’s shareholders generally, which are described in more detail under “—Interests of Certain Persons in the Merger.”

The foregoing discussion of the information and factors considered by M&I’s board of directors is not exhaustive, but includes the material factors considered by M&I’s board of directors. In reaching its decision to approve and adopt the merger agreement, M&I’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. M&I’s board of directors considered all these factors as a whole, including discussions with M&I’s management and M&I’s legal and financial advisors, and overall considered the factors to be favorable to, and to support, its determination.

It should be noted that this explanation of the reasoning of M&I’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 34.

Opinion of M&I’s Financial Advisor

M&I has retained BofA Merrill Lynch to act as M&I’s financial advisor in connection with the merger. On December 16, 2010, at a meeting of M&I’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to M&I’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 16, 2010, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration was fair, from a financial point of view, to holders of M&I common stock.

The full text of BofA Merrill Lynch’s written opinion, dated December 16, 2010, to M&I’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to M&I’s board of directors for the benefit and use of M&I’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to M&I or in which M&I might engage or as to the underlying business decision of M&I to proceed with or effect the merger. BofA Merrill Lynch also expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger or any related matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to M&I and BMO;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of M&I furnished to or discussed with BofA Merrill Lynch by M&I’s management, including certain financial forecasts relating to M&I prepared by M&I’s management;

•	reviewed certain publicly available financial forecasts relating to BMO;

•

discussed the past and current business, operations, financial condition and prospects of M&I with members of M&I’s senior management, and discussed the past and current business, operations, financial condition and prospects of BMO with members of senior managements of M&I and BMO;

•	discussed with members of M&I’s senior management certain regulatory and legislative developments affecting banks and other financial institutions and the potential impact of such developments,

including matters relating to certain outstanding obligations of M&I to the United States government under the TARP;

•

reviewed the trading histories for M&I common stock and BMO common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of M&I and BMO with similar information of other companies BofA Merrill Lynch deemed relevant;

•	reviewed certain financial terms of the merger and certain financial terms, to the extent publicly available, of other transactions;

•	reviewed the relative financial contributions of M&I and BMO to the current and future financial performance of the combined company on a pro forma basis;

•	reviewed a draft, dated December 16, 2010, of the merger agreement and certain related documents; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of M&I and BMO that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the forecasts relating to M&I, BofA Merrill Lynch was advised by M&I, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of M&I’s management as to the future financial performance of M&I. As M&I was aware, BofA Merrill Lynch was not provided with, and did not have access to, any internal financial forecasts relating to BMO prepared by BMO’s management. Accordingly, BofA Merrill Lynch was advised by BMO and assumed, with M&I’s consent, that publicly available financial forecasts relating to BMO were a reasonable basis upon which to evaluate the future financial performance of BMO and BofA Merrill Lynch used such forecasts in performing its analyses.

At M&I’s direction, BofA Merrill Lynch relied upon the assessments of M&I’s management as to certain regulatory and legislative developments affecting banks and other financial institutions and the potential impact of such developments and BofA Merrill Lynch assumed that such developments would not be meaningful in any respect to its analyses or opinion. BofA Merrill Lynch is not an expert in the evaluation of loan or lease portfolios or allowances for losses with respect to such portfolios and BofA Merrill Lynch was not requested to, and did not, conduct a review of individual credit files or make an analysis of, nor did BofA Merrill Lynch express any opinion or view as to, the adequacy or sufficiency of M&I’s or BMO’s allowances for losses or any other matters. BofA Merrill Lynch was advised and therefore assumed that such allowances for losses for M&I and BMO were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise), including loss reserves, of M&I or BMO, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of M&I or BMO. BofA Merrill Lynch did not evaluate the solvency or fair value of M&I or BMO under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at M&I’s direction, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on M&I, BMO or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at M&I’s direction, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code and that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by or otherwise discussed with BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger or any terms, aspects or implications of the purchase by BMO or its affiliates of shares of the TARP Preferred Stock or the warrant for shares of M&I common stock that was issued to the U.S. Treasury in connection with the TARP, any stock option agreement or other agreement, arrangement or understanding entered into in connection with or related to the merger or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the merger consideration to holders of M&I common stock and no opinion or view was expressed with respect to any consideration to be received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Prior to the date of BofA Merrill Lynch’s opinion and at M&I’s direction, BofA Merrill Lynch held discussions with certain parties that had approached M&I regarding a possible transaction; however, BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of M&I or any alternative transaction. BofA Merrill Lynch did not express any opinion as to what the value of BMO common stock actually would be when issued or the prices at which M&I common stock or BMO common stock would trade at any time, including following announcement or consummation of the merger.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. As M&I was aware, the credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on M&I, BMO or the merger. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, M&I imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following represents a brief summary of the material financial analyses and certain other factors presented by BofA Merrill Lynch to M&I’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Selected Publicly Traded Companies Analyses. BofA Merrill Lynch performed separate selected publicly traded companies analyses of M&I and BMO. Estimated financial data of the selected publicly traded companies were based on public filings, publicly available research analysts’ estimates and other publicly available information.

M&I. In performing a selected publicly traded companies analysis of M&I, BofA Merrill Lynch reviewed financial and stock market information of M&I and the following 15 selected publicly traded regional commercial banks, which are referred to as the M&I selected companies:

•	Associated Banc-Corp

•	BB&T Corporation

•	BOK Financial Corporation

•	Comerica Incorporated

•	Commerce Bancshares, Inc.

•	Fifth Third Bancorp

•	First Horizon National Corporation

•	Huntington Bancshares Incorporated

•	KeyCorp

•	M&T Bank Corporation

•	Regions Financial Corporation

•	SunTrust Banks, Inc.

•	Synovus Financial Corp.

•	TCF Financial Corporation

•	Zions Bancorporation

BofA Merrill Lynch reviewed, among other things, equity values as multiples of calendar year 2012 estimated earnings per share, referred to as EPS, and book value and tangible book value per share as of September 30, 2010. BofA Merrill Lynch then applied ranges of selected multiples of calendar year 2012 estimated EPS and tangible book value and book value per share (as of September 30, 2010) derived from the M&I selected companies to corresponding data of M&I based on publicly available research analysts’ estimates relating to M&I and M&I’s public filings.

BMO. In performing a selected publicly traded companies analysis of BMO, BofA Merrill Lynch reviewed financial and stock market information of BMO and the following five selected publicly traded Canadian commercial banks, which are referred to as the BMO selected companies:

•	Canadian Imperial Bank of Commerce

•	National Bank of Canada

•	Royal Bank of Canada

•	The Bank of Nova Scotia

•	The Toronto-Dominion Bank

BofA Merrill Lynch reviewed, among other things, equity values as multiples of calendar year 2012 estimated EPS and book value and tangible book value per share as of October 31, 2010. BofA Merrill Lynch then applied ranges of selected multiples of calendar year 2012 estimated EPS and tangible book value and book value per share (as of October 31, 2010) derived from the BMO selected companies to corresponding data of BMO based on publicly available research analysts’ estimates relating to BMO and BMO’s public filings.

Based on implied per share equity value reference ranges for M&I and BMO calculated as described above, these analyses indicated the following implied exchange ratio reference ranges, as compared to the merger consideration:

Implied Exchange Ratio Reference Ranges Based on:			Merger Consideration
EPS	Tangible Book Value	Book Value
0.0805x – 0.1107x	0.0678x – 0.1339x	0.0619x – 0.1574x	0.1257x

No company used in these analyses is identical to M&I or BMO. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which M&I and BMO were compared.

Dividend Discount Analyses. BofA Merrill Lynch performed separate dividend discount analyses of M&I and BMO.

M&I. In performing a dividend discount analysis of M&I, BofA Merrill Lynch calculated the estimated present value of distributable cash flow that M&I was forecasted to generate during fiscal years ending December 31, 2011 through December 31, 2015 based on internal estimates of M&I’s management. BofA Merrill Lynch then calculated terminal value ranges for M&I by applying a range of terminal value multiples of 9.0x to 11.0x to M&I’s fiscal year ending December 31, 2016 estimated net income. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 9.5% to 12.5%.

BMO. In performing a dividend discount analysis of BMO, BofA Merrill Lynch calculated the estimated present value of distributable cash flow that BMO was forecasted to generate during fiscal years ending October 31, 2011 through October 31, 2016 based on publicly available research analysts’ estimates relating to BMO and other publicly available information. BofA Merrill Lynch then calculated terminal value ranges for BMO by applying a range of terminal value multiples of 9.5x to 11.0x to BMO’s fiscal year ending October 31, 2017 estimated net income. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 7.0% to 9.0%.

Based on implied per share equity value reference ranges for M&I and BMO calculated as described above, these analyses indicated the following implied exchange ratio reference range, as compared to the merger consideration:

Implied Exchange Ratio Reference Range	Merger Consideration
0.0629x – 0.1033x	0.1257x

Other Factors. BofA Merrill Lynch also reviewed, for informational purposes, certain other factors, including:

•

share price targets for M&I and BMO in recently published, publicly available Wall Street research analyst reports, noting that the low and high share price targets for M&I and BMO discounted to present values implied an exchange ratio reference range of 0.0805x to 0.1602x;

•

historical trading performances of M&I common stock and BMO common stock during the 52-week period ended December 10, 2010, noting that the low and high closing prices of M&I common stock and BMO common stock during such period implied an exchange ratio reference range of 0.0704x to 0.2228x;

•

implied historical exchange ratios for M&I and BMO derived by dividing the spot prices of M&I common stock and BMO common stock on December 16, 2010 and the 20-day, six-month and 12-month volume-weighted average closing prices of M&I common stock and BMO common stock for the period ended December 16, 2010, noting that implied historical exchange ratios for such periods were 0.0939x, 0.0810x, 0.1293x and 0.1064x, respectively;

•

relative contributions of M&I and BMO to various current and future financial metrics of the pro forma combined company, without giving effect to purchase accounting adjustments or potential synergies, based on publicly available financial data of M&I as of September 30, 2010 and internal estimates of M&I’s management and publicly available financial data of BMO as of October 31, 2010 and research analysts’ estimates relating to BMO, noting that the relative contributions indicated a range of aggregate equity ownership percentages for M&I’s shareholders in the combined company of approximately 8.0% to 23.0%; and

•

selected precedent transactions announced between January 1, 2004 and December 15, 2010 involving the sale of commercial banks with transaction values of between US$2.0 billion and US$6.0 billion and selected precedent transactions announced between January 1, 2008 and December 15, 2010 involving the sale of commercial banks with assets of greater than US$8 billion.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses and certain other factors presented by BofA Merrill Lynch to M&I’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses and factors summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of M&I and BMO. The estimates of the future performance of M&I and BMO in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to M&I’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of M&I and BMO.

The type and amount of consideration payable in the merger was determined through negotiations between M&I and BMO, rather than by any financial advisor, and was approved by M&I’s board of directors. The decision to enter into the merger agreement was solely that of M&I’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by M&I’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of M&I’s board of directors or management with respect to the merger or the merger consideration.

In connection with BofA Merrill Lynch’s services as M&I’s financial advisor, M&I has agreed to pay BofA Merrill Lynch an aggregate fee of US$20 million, portions of which were payable in connection with BofA Merrill Lynch’s engagement and the delivery of BofA Merrill Lynch’s opinion and a significant portion of which is contingent on completion of the merger. M&I also has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and disbursements of BofA Merrill Lynch’s counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against certain liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of M&I, BMO and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to M&I and has received or in the future may receive compensation for the rendering of these services, including (1) having acted or acting as a book runner in connection with certain equity offerings of M&I; (2) having acted or acting as a lender, or otherwise having extended or extending credit, under a credit facility, letters of credit and other arrangements with M&I; and (3) having provided or providing certain treasury management, foreign exchange, interest rate, equity-based and other derivative and trading products and services to M&I. In addition, certain of BofA Merrill Lynch’s affiliates maintain significant commercial relationships with M&I.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to BMO and has received or in the future may receive compensation for the rendering of these services, including (1) having acted or acting as a book runner on a debt offering of BMO; (2) having acted or acting as a lender, or otherwise having extended or extending credit, under a credit facility, letters of credit and other arrangements with BMO; and (3) having provided or providing certain treasury management, foreign exchange, interest rate, equity-based and other derivative and trading products and services to BMO. In addition, certain of BofA Merrill Lynch’s affiliates maintain significant commercial relationships with BMO.

BMO’s Reasons for the Merger

BMO views the merger as representing a material expansion of its U.S. business. The transaction crystallizes its strategy of expanding its North American footprint and positioning BMO for future growth in the U.S. It provides entry for BMO into new markets it considers attractive, and strengthens its market position in the North American banking industry. BMO also believes it builds critical mass in its U.S. wealth management business. BMO’s board of directors approved the merger after discussing it with its senior management and its advisors J.P. Morgan Securities Inc. and BMO Capital Markets, and after considering various factors presented to it relating to M&I and the proposed transaction including, among others, a strategic and market view of the transaction, operational and valuation assessments of M&I, and risk assessments.

Management and Board of Directors of BMO After the Merger

Upon completion of the merger, Mark F. Furlong, who is currently Chairman of the Board, President and Chief Executive Officer of M&I, will become CEO of the combined U.S. Personal and Commercial Banking Business and CEO of Harris N.A. Ellen Costello will remain CEO of Harris Financial Corp. and will become U.S. Country Head for BMO. The remaining current directors and senior officers of BMO are expected to continue in their current positions, other than has been publicly announced by BMO in the normal course. Information about the current BMO directors and executive officers can be found in the documents listed under “Where You Can Find More Information” beginning on page 117.

Interests of M&I’s Directors and Executive Officers in the Merger

In considering the recommendation of M&I’s board of directors that M&I shareholders vote on the approval of the merger agreement, M&I shareholders should be aware that some of M&I’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of M&I’s shareholders generally. The M&I board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations that the M&I shareholders approve the merger agreement. For purposes of all of the M&I agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control.

M&I Change of Control Agreements

M&I previously entered into change of control agreements with several of the executive officers of M&I, including each of Messrs. Mark F. Furlong, Gregory A. Smith, Thomas R. Ellis, Kenneth C. Krei and Thomas J. O’Neill (collectively referred to as the named executive officers). We refer to those change of control agreements with three-year terms as the Tier I Agreements and those change of control agreements with two-year terms as the Tier II Agreements. Each of the named executive officers is party to a Tier I Agreement, with the exception of Mr. Ellis, who is party to a Tier II Agreement. Eleven of the other executive officers are party to Tier II Agreements and one is party to a Tier I Agreement. The two-year and three-year terms of such agreements, collectively referred to as the employment terms, commence upon the date a “change of control” (as defined under the change of control agreements) occurs and then the employment term automatically renews on a daily basis until M&I or its successor gives notice to terminate the daily renewal.

In the event that, during the employment term, the executive officer voluntarily terminates employment for “good reason” or the executive officer’s employment is involuntarily terminated other than for “cause” (as such terms are defined in the change of control agreements) or, in the case of an executive officer party to a Tier I Agreement, the executive officer resigns for any reason during the 60-day period immediately following the date that is six months after the change of control, then the executive officer is entitled, subject to the executive officer’s execution of a general release of claims in favor of M&I and its successors, including BMO and Harris N.A., to (a) a payment equal to three times (in the case of Tier I Agreements) or two times (in the case of Tier II Agreements) the sum of (i) the executive officer’s annual base salary plus (ii) the higher of the executive officer’s (1) bonus for the most recently completed fiscal year following the change of control or (2) average bonus for the last three completed fiscal years before the change of control date (the higher amount is referred to as the “bonus”); (b) a pro rata bonus for the year in which the termination occurs; (c) a payment equal to any retirement benefits, including any supplemental and/or excess retirement benefits, that the executive officer would have received under the M&I retirement benefit plans if his or her employment had continued beyond the date of termination for an additional three years (in the case of Tier I Agreements) or two years (in the case of Tier II Agreements), with the executive officer being treated, for purposes of determining this payment, as being fully vested under these plans; (d) a payment equal to three times (in the case of Tier I Agreements) or two times (in the case of Tier II Agreements) the executive officer’s taxable employer-provided car-related expenses and club dues; (e) the option to purchase the employer-provided car used by the executive officer at book value thereof as of the date of termination, and, in the case of Tier I Agreements only, the option to purchase any split dollar-life insurance owned by M&I on behalf of the executive officer; and (f) continued medical and dental benefits and life insurance coverage for a period of three years (in the case of Tier I Agreements) or two years (in the case of Tier II Agreements) following the date of termination, or a lesser period if the executive is eligible to obtain coverage that is no less favorable from a subsequent employer, and equivalent credit for purposes of eligibility to participate in employer-provided retiree medical benefits program.

Additionally, these agreements, as contemplated by the terms of the M&I equity incentive plans, provide that upon a change of control, all restrictions on any outstanding equity incentive award held by the executive officer will lapse and such awards will become fully vested, with the exception of certain restricted stock awards held by one executive officer, who is not a named executive officer, that would vest upon a termination without “cause” or resignation for “good reason” (each as defined under such executive officer’s change of control agreement) following a change of control. Following a qualifying termination, all options outstanding as of the executive officer’s date of termination will remain exercisable for the lesser of (a) the remainder of the options’ term or (b) one year after the executive officer’s death.

In connection with the merger, BMO has agreed to pay, in satisfaction of the cash severance amounts payable under the existing change of control agreements between M&I and each of its seventeen executive officers, the amounts set forth in the table below. These payments will be made upon the individual’s applicable payment event. Mr. Furlong will be paid this amount following the completion of the merger, and the amounts for each of Messrs. Smith, Krei and O’Neill and two other M&I executive officers will be credited following the merger to an account for the executive under the M&I 2005 Executive Deferred Compensation Plan (as further described below under —“Deferred Compensation Plans”) to be paid upon a subsequent termination of employment. The other obligations to Messrs. Smith, Krei and O’Neill and the two other M&I executive officers upon termination of employment and the rights that survive termination of employment, such as a pro-rata bonus for the year of termination of employment, continued medical and dental benefits and life insurance coverage and the right to an excise tax gross-up, will continue in accordance with the terms of the M&I change of control agreements. The amounts disclosed in the table below do not include a pro rata bonus amount, which will be determined at the time of termination of employment.

Executive Officer	Cash Severance Payments
Mark F. Furlong	$18,055,452
Gregory A. Smith	$5,528,607
Thomas R. Ellis	$4,128,538
Kenneth C. Krei	$5,528,007
Thomas J. O’Neill	$5,065,214
Other executive officers, as a group	$26,674,173

In the event that any payments or benefits made to an executive officer under his or her change of control agreement is subject to the excise tax imposed by Section 4999 of the Code, the executive officer would be entitled to receive an additional payment such that the executive officer would be placed in the same after-tax position as if no Section 4999 excise tax had been imposed. However, to the extent the payments or benefits to an executive officer with a Tier II Agreement result in a Section 4999 excise tax only because they exceed the specified statutory limit by $50,000 or less, the payments or benefits provided under the Tier II Agreement will, in lieu of any additional payment contemplated by this paragraph, be reduced below this limit.

Supplemental Retirement Benefit

Pursuant to the supplemental executive retirement benefit letter agreement between M&I and Mark Furlong, dated December 31, 2006, as amended, upon a change of control of M&I, Mr. Furlong’s supplemental retirement benefit will vest in full or in part on an accelerated basis based on the date of the change of control and Mr. Furlong’s age as of that date. At the effective time of the merger, Mr. Furlong will become vested in approximately 66% of the supplemental retirement benefit.

M&I Deferred Compensation Plans

M&I currently maintains four deferred compensation plans for its executive officers and non-employee directors: the 2005 Executive Deferred Compensation Plan, the 2005 Directors Deferred Compensation Plan (together with the 2005 Executive Deferred Compensation Plan, referred to as the “2005 Deferred Compensation Plans”), the Amended and Restated Executive Deferred Compensation Plan and the Amended and Restated Directors Deferred Compensation Plan. Under the 2005 Deferred Compensation Plans, in the event that a participant’s employment or service is terminated on or within a year after a change of control of M&I, the participant’s account will be distributed to the participant in a lump sum. Each of the deferred compensation plans also contains provisions that limit M&I’s ability to amend the plans following a change of control without the consent of a majority of the holders of plan account balances, including a restriction on changing the available investment choices. The 2005 Deferred Compensation Plans and the Amended and Restated Executive Deferred Compensation Plan also contain restrictions on M&I’s ability to amend a participant’s distribution elections from those in effect immediately before the change of control.

As mentioned above, following the completion of the merger, an account under the 2005 Executive Deferred Compensation Plan in the name of each of Messrs. Smith, Krei, O’Neill and two other M&I executive officers will be credited with the cash severance amounts (other than the pro-rata bonus, which will be determined at the date of termination) payable under the existing M&I change of control agreement with each such executive (as described above in “—Existing M&I Change of Control Agreements”). These credited amounts will be non-forfeitable and payable from these accounts upon any termination of the applicable executive officer’s employment following the completion of the merger, whenever that might occur.

Future Employment Arrangements with BMO and Harris N.A.

In connection with the execution of the merger agreement, BMO and Harris N.A. entered into an employment agreement with Mr. Furlong that is conditioned upon, and becomes effective as of, the completion of the merger (which we refer to as the New Agreement). Upon the effective date of the New Agreement, the New Agreement will supersede Mr. Furlong’s existing change of control agreement with M&I.

The New Agreement with Mr. Furlong has a three-year employment period commencing on the completion of the merger. During the employment period, Mr. Furlong will serve as the President and Chief Executive Officer of Harris N.A., as a member of Harris N.A.’s board of directors and as a member of BMO’s Management Committee, and will report directly to BMO’s chief executive officer. For each year during the employment period, Mr. Furlong will (a) receive an annual base salary of $600,000, (b) be eligible to receive a target annual incentive payment of $800,000 and (c) be eligible to receive an annual mid-term equity award and an annual long-term equity award, each with a target grant date value of $1,100,000. In addition, during the employment period, Mr. Furlong will be eligible to participate in employee benefit programs maintained by Harris N.A. for its executive officers and will continue to be eligible to receive a supplemental executive retirement benefit on the same terms as the arrangement in existence with M&I prior to the completion of the merger. On the first anniversary of the completion of the merger, Mr. Furlong will receive a $6,000,000 transition completion payment subject to his continued employment through such anniversary (other than upon a termination of employment due to his death or “disability” or a termination other than for “cause” or by Mr. Furlong for “good reason” (each as defined in the New Agreement)). In addition, the following benefits provided under Mr. Furlong’s existing M&I change of control agreement (as described above under “—M&I Change of Control Agreements”) will remain in effect: the extended stock option exercise period for stock options granted prior to the completion of the merger, continued post-termination health and life insurance benefits, the option to purchase the employer-provided car and any split-dollar life insurance, and the right for a make-whole payment with respect to excise tax imposed by Section 4999 of the Code.

The New Agreement provides that, upon the termination of Mr. Furlong’s employment other than for “cause,” death or “disability” or if Mr. Furlong terminates his employment for “good reason” (each as defined under the New Agreement), he will receive the following payments and benefits: (a) a payment equal to the greater of (i) the product of $165,000 multiplied by the remaining number of months (including partial months) in the employment period following the date of his termination of employment and (ii) $1,980,000; (b) a pro-rata incentive payment for the year of termination of employment; (c) the transition completion payment (as described above), to the extent not already vested and paid; and (d) all equity and long-term incentive awards will continue to vest and any options to acquire BMO stock granted after the completion of the merger will remain exercisable for the lesser of (i) the remainder of the option’s term or (ii) five years from the date of termination.

Under the New Agreement, Mr. Furlong will be subject to non-competition and non-solicitation covenants during the period in which he is employed under the New Agreement and for the eighteen-month period following the termination of his employment.

Following the signing of the merger agreement, Mr. Furlong agreed to serve on the board of directors of Harris Financial Corp., a U.S. holding company subsidiary of BMO. Mr. Furlong will not receive additional compensation for his membership on this board.

Advisory Agreement with Mr. Thomas R. Ellis

On March 28, 2011, Mr. Ellis and Harris N.A. entered into an advisory agreement under which Mr. Ellis has agreed that, upon the completion of the merger, Mr. Ellis’ employment with M&I will cease and that, for a period of 18 months thereafter, he will provide transitional and advisory services to Harris N.A. During this advisory period, Mr. Ellis will receive an annual retainer of $600,000, payable in monthly installments, and reimbursement for reasonable out-of-pocket expenses incurred in connection with the advisory services. Under the terms of the advisory agreement, Mr. Ellis is subject to non-competition, client and employee non-solicitation and non-disparagement covenants during the 18-month period following completion of the merger and to standard confidentiality restrictions during the term of the advisory agreement and for the 24-month period following the termination of such agreement. In the event that Mr. Ellis fails to comply with these restrictive covenants, the advisory agreement may be terminated by Harris N.A., and no advisory fees will be payable following such termination. In the event that the advisory agreement is terminated for any other reason prior to the end of the advisory period, Mr. Ellis will continue to receive advisory fees for the remainder of the advisory period.

On or soon after completion of the merger, Harris N.A. will credit to a fully-vested and non-forfeitable account under the M&I 2005 Executive Deferred Compensation Plan an amount equal to $4,128,538, in full satisfaction of the severance benefits to which Mr. Ellis is entitled under his existing M&I change of control agreement (as described in more detail above under – “M&I Change of Control Agreements”).

Following the signing of the merger agreement, BMO has engaged in discussions with certain executive officers of M&I other than Mr. Furlong and Mr. Ellis concerning their role with the BMO organization following the closing date and has also engaged in discussions with certain M&I directors about serving as directors in the BMO organization.

Equity Compensation Awards

The merger agreement provides that, upon the completion of the merger (a) each outstanding option to purchase M&I common stock will vest and be converted into an option to purchase BMO common stock (with the number of shares and the per share exercise price appropriately adjusted based on the merger exchange ratio) on the same terms and conditions applicable to the corresponding M&I stock option immediately before the merger, (b) each outstanding share of M&I restricted stock will vest, become free of restrictions and be converted into the right to receive BMO common stock in an amount equal to the merger consideration with respect to each such share of M&I restricted stock, (c) other M&I equity-based awards (other than options, performance units and restricted stock) will be converted into a right or award with respect to BMO common stock (with the number of shares appropriately adjusted based on the merger exchange ratio) on the same terms and conditions applicable to the corresponding M&I equity-based award immediately before the merger and (d) each outstanding M&I performance unit will vest and be converted into the right to receive, subject to the maximum amount set forth in the applicable performance unit award terms, a cash payment equal to the number of shares of M&I common stock underlying such M&I performance unit multiplied by the merger consideration cash amount. In addition, in accordance with the terms of the award agreements, the transfer restrictions on stock salary awards received by the named executive officers and other executive officers will lapse upon completion of the merger. The vesting treatment provided in the merger agreement does not apply to certain stock-based awards granted after December 17, 2010, which awards will not vest in connection with the completion of the merger, but could vest upon certain terminations of employment thereafter. For further information about the treatment of M&I equity-based awards, please see the section entitled “Treatment of M&I Options and Other Equity Based Awards” beginning on page 79.

Based on M&I executive officers’ equity compensation holdings as of January 28, 2011, and assuming the merger is completed on July 1, 2011, the table set forth below sets forth the number of options to purchase M&I common stock and the M&I restricted shares held by each of the named executive officers and the 12 other M&I executive officers as a group that would vest in connection with the completion of the merger. None of the named executive officers or the other executive officers hold any outstanding performance units. As the equity-based awards held by the non-employee directors are fully vested, the merger will not result in the vesting of any equity-based awards held by the non-employee directors.

Executive Officer	# of Shares Underlying Outstanding Stock Options That Would Vest	# of Outstanding M&I Restricted Shares That Would Vest
Mark F. Furlong	86,467	594,744
Gregory A. Smith	23,067	251,765
Thomas R. Ellis	21,800	250,871
Kenneth C. Krei	21,800	233,218
Thomas J. O’Neill	23,067	218,314
Other executive officers, as a group	135,786	1,428,536

One M&I executive officer, who is not a named executive officer, was granted a restricted stock award for 7,238 shares of M&I common stock in February 2011 that is scheduled to vest on the third anniversary of the grant date. This award will not vest in connection with the completion of the merger, but would vest upon a termination of the executive officer’s employment by M&I other than for “cause” or a resignation by the executive officer with “good reason” (each as defined in the executive’s M&I change of control agreement). This award is not included in the table above.

Retention Awards

Under the terms of the merger agreement, M&I may grant cash or equity retention awards to eligible employees, including certain of its executive officers. Two of the M&I executive officers, who are not named executive officers, have been granted cash retention award opportunities in an aggregate amount equal to $50,190. Such retention awards fully vest on December 30, 2012, subject to the executive officer’s continued employment through such date, or, if earlier, upon a termination of the executive officer’s employment by M&I other than for “cause” (as defined in M&I’s change of control agreements) or a resignation by the executive officer with “good reason” (generally defined to mean material reductions in the executive officer’s annual base salary or target bonus or a relocation of the executive officer’s employment by more than 50 miles).

Protection of M&I Directors and Officers Against Claims.

From and after the effective time of the merger, each of BMO and the surviving entity will indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director, officer, including each of the named executive officers, and employee of M&I and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the merger, including the transactions contemplated by the merger agreement and the stock option agreement. BMO has agreed to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of M&I or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring before the effective time of the merger for a period of six years following the effective time of the merger. The insurance will contain terms and conditions that are not less advantageous than the current coverage provided by M&I, except that BMO is not required to incur annual premium expense greater than 350% of M&I’s current annual directors’ and officers’ liability insurance premium. Prior to the completion of the merger and in lieu of the foregoing, M&I may purchase and pay for a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence.

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the merger to holders of M&I common stock and the ownership of BMO common stock received in the merger. The below discussion applies to you only if you exchange your M&I common stock for BMO common stock in the merger and you hold your M&I common stock and BMO common stock as capital assets for tax purposes. This section does not address any U.S. federal income tax considerations related to the Canadian tax treatment of a holder in connection with the merger. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a holder who acquired M&I common stock pursuant to the exercise of employee stock options or otherwise as compensation,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of our voting stock,

•	a person that holds shares of M&I common stock or BMO common stock as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as the Canada-United States Income Tax Convention (1980) as amended, which is referred to as the Treaty. These laws are subject to change, possibly on a retroactive basis. We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the merger that are different from those discussed below.

If a partnership holds BMO common stock or M&I common stock, the tax treatment of a partner will generally depend on the status of the partners and the tax treatment of the partnership. If you are a partner of a partnership holding BMO common stock or M&I common stock, you should consult your tax advisors.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of M&I common stock or BMO common stock, as relevant, that is:

•	an individual citizen or resident of the United States for United States federal income tax purposes,

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any U.S. state or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•

a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of M&I common stock or BMO common stock (other than a partnership), as relevant, that is not a United States person for United States federal income tax purposes.

The Merger

      General Tax Consequences of the Merger

The merger has been structured to qualify as a reorganization for United States federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of BMO and M&I receive a legal opinion from Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the effect that (i) the merger, together with the purchase by a subsidiary of BMO from the U.S. Treasury of all of the issued and outstanding shares of the TARP Preferred Stock, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of BMO, a BMO subsidiary and M&I will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) the merger will not result in gain recognition to the holders of M&I common stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In addition, in connection with the filing of the registration statement of which this document is a part, each of Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz has delivered an opinion to BMO and M&I, respectively, to the same effect as the opinions described above. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by BMO and M&I. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions.

Accordingly, and as set forth in the opinions delivered in connection herewith:

•

A U.S. holder will not recognize any gain or loss upon receipt of BMO common stock in exchange for M&I common stock in the merger, except with respect to cash received in lieu of fractional shares of BMO common stock (as discussed below),

•

A U.S. holder’s aggregate basis in the BMO common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will be equal to the U.S. holder’s aggregate tax basis in the M&I common stock surrendered; and

•

A U.S. holder’s holding period for the shares of BMO common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the U.S. holder’s holding period of the M&I common stock surrendered.

Where different blocks of M&I common stock were acquired at different times and at different prices, the tax basis and holding period of such shares of common stock may be determined with reference to each block of common stock.

      Cash in Lieu of Fractional Shares

A U.S. holder of M&I common stock who receives cash in lieu of a fractional share of BMO common stock in the merger generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate tax basis in the M&I common stock surrendered which is allocable to the fractional share. This gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the holding period for the M&I common stock is more than one year at the effective time of the merger. Long-term capital gain of non-corporate U.S. holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Any gain realized by a non-U.S. holder pursuant to the above paragraph generally will not be subject to U.S. federal income tax unless (i) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or (ii) you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

      No IRS Ruling

No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the merger, and the opinions of counsel described above are not binding upon the IRS or any court. Accordingly, there can be no assurances that the IRS will not disagree with or challenge any of the conclusions described herein.

      Backup Withholding and Information Reporting on the Merger

Payments of cash made to a U.S. holder in connection with the merger may be subject to information reporting and “backup withholding” at a rate of 28 percent, unless the U.S. holder of M&I common stock:

•	provides a correct taxpayer identification number and any other required information to the exchange agent, or

•	is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax if the required information is supplied to the IRS.

      Reporting Requirements in Respect of the Merger

A U.S. holder of M&I common stock who receives BMO common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of M&I common stock who is required to file a U.S. tax return and who is a “significant holder” that receives BMO common stock in the merger will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s basis in the M&I common stock surrendered and the fair market value of the BMO common stock and cash, if any, received in the merger. A “significant holder” is a holder of M&I common stock who, immediately before the merger, owned at least 5 percent of the outstanding shares of M&I or had an aggregate tax basis in securities of M&I of $1,000,000 or more.

Ownership and Disposition of BMO Common Stock by U.S. Holders

      Passive Foreign Investment Company

BMO does not believe that it is, for U.S. federal income tax purposes, a passive foreign investment company, or PFIC, and expects to operate in such a manner so as not to become a PFIC, but this conclusion is a factual determination that is made annually and thus may be subject to change. If BMO is or becomes a PFIC, you could be subject to additional United States federal income taxes on gains recognized with respect to BMO common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The remainder of this discussion assumes that BMO will not be treated as a PFIC for U.S. federal income tax purposes.

      Taxation of Dividends to U.S. Holders

Distributions on a U.S. holder’s BMO common stock (including amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of BMO’s current or accumulated earnings and profits, as determined under United States federal income tax principles. If you are a non-corporate U.S.

holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to BMO common stock generally will be qualified dividend income.

A dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your BMO common stock and thereafter as capital gain.

Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

      Taxation of Dividends to Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of BMO common stock will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

      Taxation of Capital Gains to U.S. Holders

If you are a U.S. holder and you sell or otherwise dispose of your BMO common stock, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      Taxation of Capital Gains to Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your BMO common stock unless (i) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or (ii) you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

      Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares of BMO common stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in BMO common stock.

      Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of BMO common stock effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Pursuant to recently enacted legislation, certain payments in respect of BMO common stock made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-U.S. payor, and

•

other dividend payments and the payment of the proceeds from the sale of BMO common stock effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished the payor or broker:

•	an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of BMO common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of BMO common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of BMO common stock effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by

non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any foreign, state or local tax consequences. You should consult your own tax advisors concerning the U.S. federal income tax consequences of the merger and the ownership of BMO common stock in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Material Canadian Federal Income Tax Consequences

The following summary describes the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations, or collectively, the Canadian Tax Act, of the exchange of M&I common stock for BMO common stock (and cash in lieu of a fractional share of BMO common stock) pursuant to the merger and the ownership of BMO common stock received pursuant to the merger, generally applicable to a holder of M&I common stock who, for purposes of the Canadian Tax Act and at all relevant times, (1) is not and is not deemed to be resident in Canada; (2) deals at arm’s length with BMO; (3) is not affiliated with BMO; (4) will hold BMO common stock as capital property; and (5) does not use or hold, and is not deemed to use or hold, the M&I common stock or the BMO common stock in a business carried on in Canada, referred to as a non-resident holder. Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Generally, shares of BMO common stock will be capital property to a non-resident holder provided the non-resident holder does not hold those shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Canadian Tax Act and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, referred to as the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. This summary is not exhaustive of all Canadian federal income tax considerations. You should consult your own tax advisors concerning the Canadian federal income tax consequences of the merger and the ownership of BMO common stock in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of BMO common stock must be converted into Canadian dollars based on the prevailing exchange rates at the relevant times.

      Exchange of M&I Common Stock for BMO Common Stock

The exchange of M&I common stock for BMO common stock (and cash in lieu of a fractional share of BMO common stock) pursuant to the merger will not give rise to tax for a non-resident holder under the Canadian Tax Act.

      Dividends on BMO Common Stock

Dividends paid or credited or deemed to be paid or credited on the BMO common stock to a non-resident holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention. Under the Canada-U.S. Income Tax Convention (1980), which is referred to as the Treaty, where dividends on the BMO common stock are considered to be paid to or derived by a non-resident holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

      Disposition of BMO Common Stock

A non-resident holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of shares of BMO common stock, unless the shares of BMO common stock are “taxable Canadian property” to the non-resident holder for purposes of the Canadian Tax Act at the time of the disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.

Generally, shares of BMO common stock will not constitute taxable Canadian property to a non-resident holder at a particular time provided that the shares of BMO common stock are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time (1) the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length, or the non-resident holder together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of BMO, and (2) more than 50% of the fair market value of the shares of BMO common stock was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, shares of BMO common stock could be deemed to be taxable Canadian property. Non-resident holders whose shares of BMO common stock may constitute taxable Canadian property should consult their own tax advisors.

Even if the shares of BMO common stock are taxable Canadian property to a non-resident holder, the Treaty will generally exempt a non-resident holder that is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Treaty from tax under the Canadian Tax Act on any capital gain arising on the disposition of a share of BMO common stock unless the value of the stock of BMO at the time of disposition is derived principally from real property situated in Canada.

Accounting Treatment

We anticipate that the merger will be accounted for under the purchase method of accounting for both Canadian and U.S. financial reporting purposes. Accordingly, the aggregate fair value of the consideration paid by BMO in connection with the merger will be allocated to M&I’s net assets based on their fair values as of the completion of the merger. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill. The purchase price allocation is subject to refinement as BMO completes the valuation of the assets acquired and liabilities assumed. The results of operations of M&I will be included in BMO’s consolidated results of operations only for periods subsequent to the effective time of the merger.

Stock Exchange Listings

BMO is obligated under the merger agreement to cause the BMO common stock issuable in the merger to be approved for listing on the TSX and the NYSE, subject to official notice of issuance and satisfaction of other standard conditions, prior to and as a condition to the completion of the merger. Shares of M&I common stock will be delisted from the NYSE promptly following consummation of the merger.

Regulatory Matters Related to the Merger

Completion of the merger is subject to the receipt of all required regulatory approvals from the Federal Reserve Board, the OCC and OSFI, the receipt of all other required approvals or consents the failure of which to obtain would reasonably be expected to have a material adverse effect on BMO or M&I, and the expiration of any applicable statutory waiting period. BMO and M&I have agreed to use their reasonable best efforts to obtain all the required regulatory approvals. We have made or will in the near future make filings for such approvals.

We believe that we will be able to obtain all required regulatory approvals on a timely basis. However, we cannot make any assurances as to whether or when the required regulatory approvals will be obtained, or whether any such approval will contain a material adverse condition. The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by M&I common shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

Federal Reserve Board Approval

Completion of the merger is subject, among other things, to approval by the Federal Reserve Board pursuant to Section 3 of the BHC Act.

The Federal Reserve Board may not grant that approval if it determines that the merger:

•	would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•	would substantially lessen competition in any part of the United States, or tend to create a monopoly or result in a restraint of trade unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Additionally, the Federal Reserve Board may not grant approval if it determines that BMO is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in Canada.

In reviewing the merger, the Federal Reserve Board will consider

•	the financial and managerial resources of both companies and their subsidiary banks both currently and after giving effect to the merger;

•	the capital adequacy of BMO after the merger;

•	the convenience and needs of the communities to be served;

•	applicable overall capital and safety and soundness standards;

•	the effectiveness of both companies in combating money laundering activities;

•	each company’s regulatory status, including legal and regulatory compliance; and

•

if the application is not approved by July 21, 2011, the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Under the Community Reinvestment Act of 1977, as amended, which is referred to as the CRA, the Federal Reserve Board will take into account BMO’s and M&I’s records of performance in meeting the credit needs of their respective communities, including low-and moderate-income neighborhoods. All of the insured depository institution subsidiaries of M&I and BMO required to have ratings under the CRA have received either an outstanding or satisfactory CRA rating in their most recent CRA examinations by their respective federal regulators. In considering this criterion, we believe the Federal Reserve Board will consider the fact that BMO’s principal U.S. banking subsidiary received a “satisfactory” regulatory rating, and M&I’s principal banking subsidiary received an “outstanding” regulatory rating, in their most recent respective CRA examinations.

Furthermore, the BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, our application, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

The BHC Act requires that we wait before completing the merger until 30 days after Federal Reserve Board approval is received, during which time the DOJ may challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board does regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

BMO is also seeking the approval of the Federal Reserve Board, pursuant to Sections 4(i) and 4(j) of the BHC Act, to acquire the federal savings association subsidiary of M&I and certain other nonbanking affiliates of M&I. In connection with the approval to acquire the federal savings association, the Federal Reserve Board will solicit comments from the Director of the Office of Thrift Supervision. In connection with the approval to acquire certain other nonbanking affiliates of M&I, the Federal Reserve Board will consider generally whether the conduct of the activities of the nonbanking affiliates by BMO is in the public interest.

OCC Approval

BMO will make a filing with the OCC in connection with the change of control of one of M&I’s trust company subsidiaries. In addition, concurrently with the consummation of the merger, BMO plans to merge certain of M&I’s banking subsidiaries into Harris N.A., BMO’s principal U.S. banking subsidiary, with Harris N.A. surviving. Pursuant to the provisions of the National Bank Act and regulations of the OCC, such mergers require the approval of the OCC. In evaluating an application filed under the Bank Merger Act, the OCC uses substantially the same criteria as the Federal Reserve as described above.

Canadian Approvals

Under the Bank Act, the approval of OSFI is required in order for BMO to complete certain aspects of the merger.

The formation of Merger Sub by Harris Financial Corp. is a permitted investment under paragraph 468(2)(b) of the Bank Act. No consent of OSFI is required to form Merger Sub. The merger of M&I with and into Merger

Sub is a permitted investment under paragraph 468(2)(b) of the Bank Act. No consent of OSFI is required for the merger of M&I with and into Merger Sub. In connection with the subsidiaries of M&I, the Bank Act considers that BMO has acquired an interest in such subsidiaries upon the merger of M&I with and into Merger Sub. Therefore the approval of OSFI may be required depending on the nature of the activities of those subsidiaries.

Under subsection 65(1) of the Bank Act, no share of any class of shares of a bank shall be issued until it is fully paid for in money or, with the approval of OSFI, in property. Pursuant to the merger agreement, if the merger is completed, holders of M&I common stock will have a right to receive the merger consideration for each share of M&I common stock held immediately prior to the merger. The consideration for the issuance by BMO of its common stock as part of the merger consideration will be shares of common stock of a wholly-owned subsidiary of BMO. Approval of OSFI is required for BMO to issue its common stock for common stock of a wholly-owned subsidiary of BMO.

Other Regulatory Approvals

BMO will make filings with the DFI in connection with the merger and bank mergers. In considering the merger and bank mergers, the DFI will review and consider, among other things, the financial and managerial resources and future prospects of BMO and M&I, whether the transaction would be contrary to the best interests of the shareholders or customers of M&I, whether the action would be detrimental to the safety and soundness of BMO or M&I, or to the safety and soundness of any subsidiary or affiliate of BMO or M&I, whether BMO or its executive officers, directors or principal shareholders have established a record of sound performance, efficient management, financial responsibility and integrity, demonstrating the merger would not be contrary to the best interests of the depositors, other customers, creditors or shareholders of M&I or contrary to the best interests of the public, or has failed meet any other standards established by rule of the DFI. The DFI also will review the records of Harris N.A. and M&I’s banking subsidiaries under the CRA.

Applications and notifications are being filed with various other regulatory authorities, including the Financial Industry Regulatory Authority (in connection with acquisitions or changes in control of subsidiaries of M&I that may be deemed to result from the merger), the Office of Thrift Supervision (in connection with the combination of M&I’s federal savings association subsidiary and Harris N.A.), certain state insurance authorities (in connection with certain insurance activities of M&I’s subsidiaries) and the Illinois Commission of Banks and Real Estate (in connection with the change in control of one of M&I’s trust company subsidiaries offering fiduciary services in Illinois).

No Dissenters’ Rights of Appraisal

Chapter 13 of the WBCL provides that a shareholder of a corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, the consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by Section 180.1103 of the WBCL or the articles of incorporation of the corporation. However, Section 180.1302(4) of the WBCL states that no dissenters’ rights are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the merger, are listed on a national securities exchange.

As a result of the foregoing, holders of M&I common stock will not be entitled to exercise any dissenters’ rights of appraisal in connection with the merger. For more information about voting at the M&I special meeting, see “The M&I Special Meeting” beginning on page 42.

Resale of BMO Common Stock

U.S. Resale Restrictions

The BMO common stock issued under the terms of the merger agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, which is referred to as the Securities Act.

Canadian Resale Restrictions

The BMO common stock issued under the terms of the merger agreement will not be subject to any restrictions on transfer under applicable Canadian securities law. To the extent Canadian securities laws apply, however, the first trade in the BMO common stock issued under the terms of the merger agreement must be made in accordance with customary conditions, including that such trade is not a control distribution, that no unusual effort is made to prepare the market or to create a demand for such shares and that no extraordinary commission or consideration is paid in respect of the trade. In addition, when selling the BMO common stock, holders who engage in the business of trading in securities, or hold themselves out as engaging in the business of trading in securities may also be subject to Canadian dealer registration requirements. If a holder requires advice on the application of Canadian securities laws to the trade of BMO common stock, the holder should consult its own legal advisor.

Litigation Related to the Merger

Eight putative class action complaints have been filed in the Circuit Court of Milwaukee County, Wisconsin against M&I, its directors, and BMO challenging the merger: Berens v. Marshall & Ilsley Corp., et al., Case No. 10CV021273 (filed Dec. 20, 2010); Ohlgart v. Marshall & Ilsley Corp., et al., Case No. 10CV021485 (filed Dec. 22, 2010); Sayeg v. Marshall & Ilsley Corp., et al., Case No. 10CV021622 (filed Dec. 22, 2010); Schindler v. Marshall & Ilsley Corp., et al., Case No. 10CV021528 (filed Dec. 27, 2010); Stadler v. Marshall & Ilsley Corp., et al., Case No. 10CV021676 (filed Dec. 28, 2010); Onwudebe v. Marshall & Ilsley Corp., et al., Case No. 10CV021742 (filed Dec. 28, 2010); Anthony v. Marshall & Ilsley Corp., et al., Case No. 11CV000338 (filed Jan. 6, 2011); and Drummond v. Marshall & Ilsley Corp., et al., Case No. 11CV000380 (filed Jan. 7, 2011). Each of these complaints names M&I and the members of M&I’s board of directors as defendants and alleges that the M&I directors breached their fiduciary duties to M&I shareholders by approving the merger following a flawed process that resulted in an unfair price to M&I shareholders. The complaints also variously allege that the directors approved provisions in the merger agreement and the stock option agreement that constitute impermissible deal protection devices and that certain officers and directors of M&I will receive personal benefits from the merger not shared in by other M&I shareholders. Each of the complaints except the Onwudebe action also names BMO as a defendant and alleges that BMO aided and abetted the alleged breach of fiduciary duty. In addition, the Anthony action names Gregory A. Smith, M&I’s Senior Vice President and Chief Financial Officer, as a defendant and alleges that Mr. Smith breached fiduciary duties to M&I shareholders. On February 10, 2011, the Schindler and Sayeg plaintiffs filed amended complaints, and on February 14, 2011, the Berens plaintiff filed an amended complaint. The amended complaints all add allegations that the registration statement on Form F-4 that was filed by BMO on February 2, 2011 contains materially misleading misrepresentations and/or omissions. The Wisconsin state court consolidated the eight actions on February 11, 2011, and is currently considering pending motions for appointment of lead plaintiff and lead counsel.

Two putative class actions challenging the merger have also been filed in the United States District Court for the Eastern District of Wisconsin: Fruchter v. Marshall & Ilsley Corp., et al., No. 10-cv-01157 (filed Dec. 22, 2010), and Folisi v. Marshall & Ilsley Corp., et al., No. 11-cv-00025 (filed Jan. 11, 2011). These complaints allege that M&I and its directors breached fiduciary duties to M&I shareholders by approving the merger following a flawed process that resulted in an unfair price to M&I shareholders and that the merger will result in personal benefits to certain M&I directors and officers. The complaints further allege that BMO aided and abetted these alleged breaches. On March 15, 2011, the federal court consolidated the Fruchter and Folisi actions into a single proceeding.

All ten lawsuits seek, among other things, to enjoin completion of the merger and an award of costs and attorneys’ fees. Certain of the actions also seek the imposition of a constructive trust for benefits allegedly improperly received by the defendants and/or an accounting of damages sustained as a result of the alleged breaches of fiduciary duty.

The defendants believe these actions are without merit and intend to defend vigorously against the claims.

BMO’s Purchase of the TARP Preferred Stock and Warrant from the U.S. Treasury

BMO has an agreement in principle with the U.S. Treasury pursuant to which, immediately prior to completion of the merger, the U.S. Treasury will sell to a subsidiary of BMO (i) all of the TARP Preferred Stock for an aggregate cash purchase price equal to the sum of (a) the aggregate liquidation amount of such shares and (b) the amount of any accrued and unpaid dividends with respect to such shares, which is referred to as the TARP Purchase, and (ii) the warrant for shares of M&I common stock that was issued to the U.S. Treasury in connection with the issuance of the TARP Preferred Stock for an aggregate cash purchase price of $3.25 million, which is referred to as the Warrant Purchase. There is no guarantee that the agreement governing the TARP Purchase and the Warrant Purchase will be entered into or that the conditions to completion of the TARP Purchase or the Warrant Purchase will be satisfied.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. The following description of the merger agreement is subject to, and is qualified in its entirety by reference to, the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the merger agreement in its entirety, as it is the legal document governing the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

Structure of the Merger

Subject to the terms and conditions of the merger agreement, in accordance with the Delaware Limited Liability Company Act and the WBCL, M&I will merge with and into Merger Sub. Merger Sub will be the surviving entity in the merger and will continue its existence under the laws of the State of Delaware. Upon completion of the merger, the separate corporate existence of M&I will cease.

Subject to the consent of M&I, which may not be unreasonably withheld or delayed, BMO may change the method of effecting the merger and/or the method of effecting the TARP Purchase as long the change does not (1) alter or change the amount or kind of the consideration provided for in merger agreement, (2) adversely affect the tax consequences of the merger to shareholders of M&I or the tax treatment of the parties, or (3)  materially impede or delay consummation of the merger.

Merger Consideration

Upon completion of the merger, each share of M&I common stock issued and outstanding immediately prior to the completion of the merger, except for certain specified shares of M&I common stock held by BMO, Merger Sub or M&I, will be converted into the right to receive 0.1257 share of BMO common stock. If the number of shares of common stock of BMO or M&I changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of BMO common stock into which each share of M&I common stock will be converted.

BMO will not issue any fractional shares of BMO common stock in the merger. Instead, an M&I shareholder who otherwise would have received a fraction of a share of BMO common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share of BMO common stock to which the holder would otherwise be entitled by the average, rounded to the nearest one ten-thousandth, of the closing sale prices of BMO common stock on the TSX for the five trading days immediately prior to the date on which the merger is completed.

The limited liability company agreement of the surviving entity will be the limited liability company agreement of Merger Sub as in effect immediately prior to the effective time of the merger. The managers and authorized persons of Merger Sub immediately prior to the effective time of the merger will be the managers and authorized persons of the surviving entity and will hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of M&I immediately prior to the effective time of the merger will be the initial officers of the surviving entity and will hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

Closing

The completion of the merger will occur no later than three business days after the satisfaction or waiver of all closing conditions, unless extended by mutual agreement of the parties.

Effective Time of the Merger

The merger will become effective as of the date and time specified in the articles of merger to be filed with the DFI and the certificate of merger to be filed with the Secretary of State of the State of Delaware. We will file the articles of merger and certificate of merger as soon as practicable after the satisfaction or waiver of the closing conditions in the merger agreement.

Treatment of M&I Options and Other Equity Based Awards

Options

At the effective time of the merger, each outstanding option to acquire a share of M&I common stock will vest and be converted into a BMO option to acquire 0.1257 shares of BMO common stock rounded to the nearest whole share and shall continue to be governed by the same terms and conditions as were applicable under such option immediately prior to the effective time. The per share exercise price for each BMO option will equal the quotient of (1) the per share exercise price of the option in effect immediately prior to the effective time of the merger and (2) the merger consideration, rounded to the nearest whole cent.

Restricted Stock

At the effective time of the merger, each outstanding share of M&I restricted stock will vest and be converted into the right to receive shares of BMO common stock and cash (without interest, less any applicable withholding taxes) in lieu of any fractional share interests.

Performance Units

At the effective time of the merger, each M&I performance unit outstanding under M&I’s 1994 Long-Term Incentive Plan will vest and be cancelled and converted into the right to receive an amount in cash equal to the product of (1) the number of shares of M&I common stock subject to such performance unit (assuming target levels of performance), and (2) the product of (a) the merger consideration and (b) the average of the closing sale prices of BMO common stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the second trading day prior to the effective time of the merger.

Other Company Awards

At the effective time of the merger, each M&I equity-based award of any kind (other than options, performance units and restricted stock) will be converted into the right or award with respect to BMO common stock and the number of shares of BMO common stock subject to such right or award will equal the product of (1) the number of shares of M&I common stock subject to such award (assuming target levels of achievement if applicable), and (2) the merger consideration.

Certain Awards Granted After December 17, 2010

The vesting treatment provided in the merger agreement does not apply to certain stock-based awards granted after December 17, 2010, which awards will not vest in connection with the completion of the merger, but could vest upon certain terminations of employment thereafter.

Treatment of TARP Preferred Stock and Warrant

Immediately prior to the completion of the merger, a subsidiary of BMO will, subject to the negotiation of a securities purchase agreement to be entered into with the U.S. Treasury, purchase from the U.S. Treasury all of the issued and outstanding TARP Preferred Stock for an aggregate cash purchase price equal to the sum of (a) the aggregate liquidation amount of such shares and (b) the amount of any accrued and unpaid dividends with respect to such shares. As a result, each share of TARP Preferred Stock will be cancelled and will cease to exist upon completion of the merger. Furthermore, immediately prior to the completion of the merger, a subsidiary of BMO will, subject to the negotiation of a securities purchase agreement to be entered into with the U.S. Treasury, purchase from the U.S. Treasury the warrant for shares of M&I common stock that was issued to the U.S. Treasury in connection with the issuance of the TARP Preferred Stock for an aggregate purchase price of $3.25 million. If the Warrant Purchase is consummated prior to completion of the merger, the warrant will be cancelled and will cease to exist upon completion of the merger. If the Warrant Purchase is not consummated prior to completion of the merger, the warrant will be automatically converted into a warrant to purchase BMO common stock, subject to appropriate adjustment. For further information, please see the section entitled “The Merger—BMO’s Purchase of the TARP Preferred Stock and Warrant from the U.S. Treasury” beginning on page 77.

Conversion of Shares; Exchange of Certificates

The conversion of M&I common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. As soon as reasonably practicable after completion of the merger, an exchange agent will exchange certificates or book entry shares representing shares of M&I for the merger consideration to be received by holders of M&I common stock in the merger pursuant to the terms of the merger agreement.

Letter of Transmittal. As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to those persons who were holders of M&I common stock immediately prior to the completion of the merger. This mailing will contain instructions on how to surrender shares of M&I common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate representing shares of M&I common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant, and, if reasonably required by BMO or the exchange agent, appropriate and customary indemnification.

Withholding. The exchange agent will be entitled to deduct and withhold from any cash in lieu of fractional shares of BMO payable to any holder of M&I common stock such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger as having been paid to the M&I shareholders from whom they were withheld.

Dividends and Distributions. Until M&I common stock certificates or book-entry shares are surrendered for exchange, any dividends or other distributions having a record date after the effective time of the merger with respect to the whole number of shares of BMO common stock into which shares of M&I common stock may have been converted will accrue but will not be paid. BMO will pay to former M&I shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their M&I common stock certificates or book-entry shares.

Representations and Warranties

The merger agreement contains representations and warranties made by M&I to BMO relating to a number of matters, including the following:

•	corporate organization, qualification to do business, standing and power, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and stock option agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

•	required regulatory consents necessary in connection with the merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;

•	the conformity with U.S. GAAP and SEC requirements of M&I’s financial statements filed with the SEC and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the merger;

•	the absence of a material adverse effect since December 31, 2009;

•	compliance with applicable law;

•	non-applicability of Wisconsin takeover laws;

•	employee compensation and benefits matters;

•	receipt of regulatory approvals;

•	opinion from financial advisor;

•	accuracy of M&I information provided in this proxy statement/prospectus;

•	absence of undisclosed loan put-backs;

•	legal proceedings;

•	material contracts;

•	environmental matters;

•	tax matters;

•	absence of action or agreement to impede the merger from qualifying as a reorganization;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	derivatives; and

•	labor matters.

The merger agreement also contains representations and warranties made by BMO to M&I relating to a number of matters, including the following:

•	corporate organization, qualification to do business, standing, power and financial holding company status;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and stock option agreement and to complete the contemplated merger;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

•	required regulatory consents necessary in connection with the merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;

•	the conformity with Canadian GAAP and SEC requirements of BMO’s financial statements filed with the SEC;

•	broker’s and finder’s fees related to the merger;

•	compliance with applicable law;

•	legal proceedings;

•	tax matters;

•	the absence of a material adverse effect since October 31, 2010;

•	receipt of regulatory approvals;

•	accuracy of BMO information provided in this proxy statement/prospectus; and

•	absence of action or agreement to impede the merger from qualifying as a reorganization.

This summary, and the copy of the merger agreement attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about M&I or BMO or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of M&I or BMO, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the periodic and current reports and statements M&I and BMO file with the SEC. The representations and warranties, covenants and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. For more information regarding these documents incorporated by reference, see the section entitled “Where You Can Find More Information” on page 117.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to BMO or M&I, as the case may be, means (i) a material adverse effect on the financial condition, results of operations or business of that party and its subsidiaries taken as a whole or (ii) a material adverse effect on the ability to consummate the merger on a timely basis, other than, with respect to (i) above, to the extent that effect results from: (A) changes in applicable U.S. GAAP or regulatory accounting requirements, (B) changes in laws, rules or regulations of general applicability to companies in the industries in which a party and its subsidiaries operate, (C) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which a party and its subsidiaries operate, (D) changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (F) the public disclosure of the merger agreement or the transactions contemplated by the merger agreement, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by the merger agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of a party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which a party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described below under “—Termination”, if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless a party knowingly breached the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. M&I has agreed that, prior to the effective time of the merger, it will conduct its businesses, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. M&I and BMO have agreed to take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals required for the completion of the merger or to perform the covenants and agreements in the merger agreement or the stock option agreement or to consummate the merger.

In addition to the general covenants above, M&I has agreed that prior to the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or the stock option agreement, it will not, and will not permit its subsidiaries to, without the prior written consent of BMO:

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issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or permit any additional shares of its stock to become subject to new grants, except for issuances under dividend reinvestment plans and the employee benefit plans, in the ordinary course of business;

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make, declare, pay or set aside for payment any dividend or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries, (B) regular quarterly dividends on M&I common stock at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date of the merger agreement, (C) required dividends on any M&I preferred stock or on the preferred stock of its subsidiaries, or (D) required dividends on the common stock of any subsidiary);

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directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common stock in the ordinary course of business to satisfy obligations under dividend reinvestment plans or the employee benefit plans);

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amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into (i) any material contract or other binding obligation, (ii) any material restriction on the ability of M&I to conduct its business as it is presently being conducted or (iii) any contract or other binding obligation relating to M&I’s common stock or any other outstanding capital stock or any outstanding instrument of indebtedness;

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sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for those in the ordinary course of business and in transactions that are not material;

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acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in transactions that are not material, and does not present a material risk that the completion of the merger will be materially delayed or that the required regulatory approvals will be more difficult to obtain;

•	amend the M&I Articles of Incorporation or the M&I Bylaws, or similar governing documents of any of its significant subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

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except as required under the terms of any employee benefit plan existing as of the date of the merger agreement (i) increase the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of M&I, other than increases to such persons who are not directors or executive officers of M&I in the ordinary course consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement, (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any employee benefit plan, (iv) fund any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, or (v) materially change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law;

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take, or omit to take, any action that would or is reasonably likely to prevent or impede the merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a tax-free reorganization or to cause the shareholders of M&I to recognize gain or take any action to prevent, materially impede or materially delay the consummation of the merger, or take, or omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•	make any material change to its investment securities portfolio, derivatives portfolio or its interest rate exposure, or the manner in which the portfolio is classified or reported;

•	settle any legal proceeding in an amount in excess of $1,000,000 or that would impose any restriction on M&I’s business or create a precedent for claims that is reasonably likely to be material;

•	apply for or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

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make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), take any material position on any material tax return filed on or after the date of the merger agreement, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

BMO has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Specifically, BMO has agreed that prior to the effective time of the merger, except as expressly permitted by the merger agreement, it will not, without the prior written consent of M&I:

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amend the BMO bylaws or similar governing documents of any of its significant subsidiaries in a manner that would materially and adversely affect the economic benefits of the merger to M&I shareholders or that would materially impede BMO’s ability to consummate the merger;

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take, or omit to take, any action that would or is reasonably likely to prevent or impede the merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a tax-free reorganization or to cause the shareholders of M&I to recognize gain or take any action to prevent, materially impede or materially delay the consummation of the merger, or take, or omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied, provided that such action does not preclude BMO from exercising its rights under the stock option agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Regulatory Matters. BMO and M&I have agreed to promptly prepare and file with the SEC a registration statement on Form F-4, of which this proxy statement/prospectus is a part. BMO and M&I have agreed to use reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, and to mail or deliver the proxy statement/prospectus to M&I’s shareholders. BMO has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to consummate the merger, and M&I has agreed to furnish all information concerning M&I and the holders of M&I common stock as may be reasonably requested in connection with any such action.

BMO and M&I have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger, the TARP Purchase and the Warrant Purchase.

Additionally, each of BMO and M&I have agreed to furnish to the other all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form F-4 or any other statement, filing, notice or application made by or on behalf of BMO, M&I or any of their respective subsidiaries to any governmental entity in connection with the merger, the TARP Purchase and the Warrant Purchase.

BMO will, at or prior to the effective time of the merger, cause Merger Sub to enter into one or more supplemental indentures, guarantees, and other instruments required for the due assumption of M&I’s outstanding debt, guarantees, securities, and other agreements to the extent required.

Shareholder Approval. M&I’s board of directors has resolved to recommend to the M&I shareholders that they approve the merger agreement and to submit to the M&I shareholders the merger agreement and any other matters required to be approved by the M&I shareholders in order to carry out the intentions of the merger agreement.

TSX and NYSE Listing. BMO will cause the shares of BMO common stock to be issued in the merger to have been authorized for listing on the TSX and NYSE, subject to official notice of issuance, prior to the effective time of the merger.

Employee Matters. Following completion of the merger, BMO has agreed to maintain employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by

M&I on the closing date of the merger, which are referred to as covered employees, which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of BMO, subject to certain qualifications. For a one-year period following the effective time of the merger, BMO has specifically agreed to maintain M&I’s Reduction in Force Severance Policy (as amended) without amendment and during such period BMO will provide severance under that policy to each eligible covered employee whose employment is terminated (other than when the covered employee is terminated for “cause” or receives severance pay under an individualized agreement) and BMO may condition such payment upon the employee’s execution of a separation and general release agreement. BMO will also honor the obligations with respect to M&I’s retiree medical program.

In addition, BMO has agreed, to the extent that a covered employee becomes eligible to participate in a BMO benefit plan following the merger, BMO will cause such employee benefit plan to:

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recognize the service of such covered employee with M&I for purposes of eligibility, vesting and benefit accrual under the plan to the same extent such service was recognized immediately prior to the merger under a comparable M&I benefit plan in which such covered employee was eligible to participate immediately prior to the merger, subject to certain limitations;

•	to waive any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under the applicable M&I benefit plan; and

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in determining any deductible, co-insurance and maximum out-of-pocket limitations, to give effect to amounts paid by such employees during the calendar year in which the effective time occurs in accordance with BMO plans.

BMO and M&I have agreed to terminate M&I’s 401(k) plan in accordance with its terms and to take any and all action as may be required to permit each covered employee to make rollover contributions from M&I’s 401(k) plan to BMO’s 401(k) plan and to obtain from the IRS a favorable determination letter on termination for M&I’s 401(k) plan.

From and after the completion of the merger, BMO will honor, subject to applicable law, all obligations to current and former employees of M&I under M&I’s benefit plans, including all employment or severance agreements entered into by M&I or adopted by the board of directors of M&I.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, each of BMO and the surviving entity will indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director, officer and employee of M&I and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the merger, including the transactions contemplated by the merger agreement and the stock option agreement. BMO has agreed to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of M&I or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring before the effective time of the merger for a period of six years following the effective time of the merger. The insurance will contain terms and conditions that are not less advantageous than the current coverage provided by M&I, except that BMO is not required to incur annual premium expense greater than 350% of M&I’s current annual directors’ and officers’ liability insurance premium. Prior to the completion of the merger and in lieu of the foregoing, M&I may purchase and pay for a tail policy for director’s and officer’s liability insurance on the terms described in the prior sentence.

No Solicitation. The merger agreement precludes M&I and its subsidiaries and their respective officers, directors, agents, advisors and affiliates from initiating, soliciting, encouraging or knowingly facilitating inquiries or proposals with respect to, or engaging in any negotiations concerning, or providing any confidential or nonpublic information or data to, or having any discussions with, any person relating to, any Acquisition Proposal (defined below). However, if M&I receives an unsolicited bona fide Acquisition Proposal and M&I’s board of directors concludes in good faith that such Acquisition Proposal constitutes or is more likely than not to result in a Superior Proposal (defined below), M&I may furnish nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of M&I concludes in good faith (and based on the advice of outside counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. M&I has agreed to immediately terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any persons other than BMO with respect to any Acquisition Proposal. M&I has also agree to advise BMO within 24 hours following receipt of any Acquisition Proposal and of the substance of the Acquisition Proposal (including the identity of the person making such Acquisition Proposal), and will keep BMO promptly apprised of any developments.

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As used in the merger agreement, “Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving M&I or any of its significant subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, M&I or any of its significant subsidiaries, other than the transactions contemplated by the merger agreement, any sale of whole loans and securitizations in the ordinary course and any bona fide internal reorganization.

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As used in the merger agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of M&I concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated by the merger agreement, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 15%” in the definition of Acquisition Proposal are deemed to be references to “a majority.”

Restructuring Efforts. If the M&I shareholders do not approve the merger at the M&I special meeting, BMO and M&I have agreed to use reasonable best efforts to negotiate a restructuring of the merger and/or to resubmit the merger to M&I’s shareholders for approval; however neither BMO nor M&I will be required to alter any material terms of the merger agreement in any such negotiations.

TruPS Redemption. M&I has agreed to take all action necessary to redeem all of the outstanding junior subordinated debt securities issued to any trust subsidiary of M&I and all the preferred capital securities issued by such trust subsidiaries at least three business days prior to the closing date of the merger.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of BMO and M&I to complete the merger are subject to the satisfaction of the following conditions:

•	receipt of the requisite affirmative vote of the M&I shareholders on the merger agreement;

•	approval for the listing on the TSX and the NYSE of the BMO common stock to be issued in the merger;

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the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose; and

•	receipt of required regulatory approvals and the absence of any injunction or other legal prohibition or restraint against the merger.

Conditions to Obligations of BMO. The obligation of BMO to complete the merger is also subject to the satisfaction, or waiver by BMO, of the following conditions:

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the accuracy of the representations and warranties of M&I as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be expected to result in a material adverse effect on M&I;

•	performance in all material respects by M&I of the obligations required to be performed by it at or prior to the closing date of the merger;

•	receipt by BMO of an opinion of Sullivan & Cromwell LLP as to certain tax matters;

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the absence of any restriction, requirement or condition imposed on BMO by a governmental or regulatory entity in connection with the required regulatory approvals that, individually or in the aggregate, would after completion of the merger (1) restrict or burden BMO, Merger Sub or their affiliates in connection with the merger or (2) with respect to the business or operations of BMO or Merger Sub have a material adverse effect on BMO, Merger Sub or any of their affiliates (measured on a scale relative to M&I); and

•	the purchase by a subsidiary of BMO from the U.S. Treasury of all the issued and outstanding shares of the TARP Preferred Stock.

Conditions to Obligations of M&I. The obligation of M&I to complete the merger is also subject to the satisfaction or waiver by M&I of the following conditions:

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the accuracy of the representations and warranties of BMO as of the closing date of the merger, other than those failures to be true and correct that would not reasonably be expected to result in a material adverse effect on BMO;

•	performance in all material respects by BMO of the obligations required to be performed by it at or prior to the closing date of the merger; and

•	receipt by M&I of an opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by M&I shareholders:

•	by mutual consent of M&I and BMO;

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by either M&I or BMO, if any of the required regulatory approvals are denied or completion of the merger has been prohibited or made illegal by a governmental entity (and the denial or prohibition is final and nonappealable);

•

by either M&I or BMO, if the merger has not been completed by December 17, 2011, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•

by either M&I or BMO, if there is a breach by the other party that would result in the failure of the conditions of the terminating party’s obligation to complete the merger, unless the breach is capable of being, and is, cured within 60 days of written notice of the breach (provided that the terminating party is not then in material breach of the merger agreement);

•

by BMO, if M&I or M&I’s board of directors (1) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses such intention) its recommendation for approval, or recommends to its shareholders an Acquisition Proposal other than the merger agreement, or (2) materially breaches its obligation to call a shareholder meeting or prepare and mail its shareholders the proxy statement/prospectus pursuant to the merger agreement;

•	by BMO, if the M&I shareholders fail to approve the merger at the M&I special meeting;

•

by BMO, if a tender or exchange offer for 20% or more of the outstanding shares of M&I common stock is commenced (other than by BMO), and M&I’s board of directors recommends that the M&I shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within 10 business days; or

•

by M&I, if its board of directors determines that BMO has substantially engaged in bad faith in breach of its obligations to use its reasonable best efforts to negotiate a restructuring of the merger upon M&I’s failure to obtain the required shareholder vote for consummation of the merger.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party knowingly breaches the merger agreement. However, the provisions of the merger agreement relating to fees and expenses and the confidentiality obligations of the parties will continue in effect notwithstanding termination of the merger agreement. In addition, the stock option agreement executed between BMO and M&I in connection with the merger agreement will remain in full force and effect to the extent provided in the stock option agreement. See the section entitled “The Stock Option Agreement” beginning on page 90.

Fees and Expenses

Except with respect to costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger, which will be borne equally by M&I and BMO, all fees and expenses incurred in connection with the merger, the merger agreement, and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the M&I shareholders, in writing signed on behalf of each of the parties.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in writing.

THE STOCK OPTION AGREEMENT

The following is a summary of the material terms of the stock option agreement. While BMO and M&I believe this description covers the material terms of the stock option agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the stock option agreement, a copy of which is attached as Appendix B to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the stock option agreement carefully and in its entirety, as it is the legal document governing the option. In the event of any discrepancy between the terms of the stock option agreement and the following summary, the stock option agreement will control.

The Stock Option

When BMO and M&I entered into the merger agreement, the companies also entered into a stock option agreement pursuant to which M&I granted to BMO the option to purchase up to 104,096,963 shares of M&I common stock at an exercise price per share equal to $5.79, under certain circumstances. However, the number of shares issuable upon exercise of the option cannot exceed 19.7% of M&I common stock outstanding without giving effect to any shares issued under the option. In the event that any additional shares of common stock are either issued or redeemed after the date of the stock option agreement, the number of the relevant shares of common stock subject to the option will be adjusted so that such number equals 19.7% of the number of relevant shares of common stock then issued and outstanding without giving effect to any shares issued under the option.

Effect of the Stock Option Agreement

The stock option agreement may have the effect of making an acquisition or other business combination of M&I by a third party more costly because of the need in any transaction to acquire any shares of common stock issued under the stock option agreement or because of any cash payments required to be made under the stock option agreement. The stock option agreement may, therefore, discourage third parties from proposing an alternative transaction to the merger, including one that might be more favorable, from a financial point of view, to M&I shareholders than the merger.

To our knowledge, no event giving rise to the right to exercise the stock option has occurred as of the date of this proxy statement/prospectus.

Exercise; Expiration

BMO may exercise the option in whole or in part if both an “Initial Triggering Event” and a “Subsequent Triggering Event” occur prior to the occurrence of an “Exercise Termination Event”, as these terms are described below. The purchase of any shares of M&I common stock under the option is subject to compliance with applicable law, which may require regulatory approval.

The term “Initial Triggering Event” generally means the following:

•

M&I or any of its subsidiaries, without BMO’s prior written consent, enters into an agreement to engage in an “Acquisition Transaction” (as defined below) with a third party or M&I’s board of directors recommends that its shareholders approve or accept any Acquisition Transaction involving M&I or any of its subsidiaries with any person other than BMO;

•

M&I or any of its subsidiaries, without BMO’s prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than BMO or its subsidiaries, or M&I’s board of directors publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in a manner adverse to BMO, its recommendation that its shareholders approve the transactions contemplated by the merger agreement;

•	any third party acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of M&I’s common stock;

•	any person, other than BMO, makes a bona fide proposal to M&I or M&I’s shareholders that is public or becomes the subject of public disclosure to engage in an Acquisition Transaction;

•

any person, other than BMO, files with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction or files a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer (which purpose is specifically stated in such proxy statement);

•

after the receipt by M&I or its shareholders of any bona fide inquiry or proposal from a third party (other than BMO) to M&I or any of its subsidiaries to engage in an Acquisition Transaction, M&I breaches any covenant or obligation contained in the merger agreement, the breach entitles BMO to terminate the merger agreement and the breach has not been cured prior to the date of written notice of BMO’s intention to exercise the option; or

•

any third person, without the written consent of BMO, files an application or notice with any federal or state regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

As used in the stock option agreement, the term “Acquisition Transaction” means:

•	a merger, consolidation or share exchange, or any similar transaction, involving M&I or any of its significant subsidiaries;

•	a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of M&I or of any of its significant subsidiaries;

•	a purchase or other acquisition of securities representing 10% or more of the voting power of M&I; or

•

any substantially similar transaction, except that any substantially similar transaction involving only M&I and one or more of its subsidiaries or involving only any two or more of these subsidiaries will not be deemed to be an Acquisition Transaction, provided that it is not entered into in violation of the merger agreement.

The stock option agreement generally defines the term “Subsequent Triggering Event” to mean any of the following events or transactions:

•	the acquisition by a third party of beneficial ownership of 20% or more of the outstanding shares of M&I common stock; or

•

M&I or any of its subsidiaries (without BMO’s prior written consent) enters into an agreement to engage in an Acquisition Transaction with a third party or its board of directors recommends that its shareholders approve or accept any Acquisition Transaction or proposed Acquisition Transaction other than the merger agreement. For this purpose, the percentage referred to in the definition of Acquisition Transaction is 20% instead of 10%.

The stock option agreement defines the term “Exercise Termination Event” to mean any of the following:

•	the date and time when the merger becomes effective;

•

termination of the merger agreement in accordance with its terms before an Initial Triggering Event, other than a termination of the merger agreement by BMO based on (i) a breach by M&I of a representation, warranty, covenant or other agreement contained in the merger agreement (unless such breach is non-intentional), (ii) M&I’s board of directors either (1) submitting the merger agreement to its shareholders without a recommendation for approval or otherwise withdrawing or materially and adversely modifying (or disclosing its intention to withdraw or materially and adversely modify) its recommendation of the merger, or recommending an acquisition proposal other than the merger, or (2) materially breaching its obligations pursuant to the merger agreement either to call a shareholder meeting or to prepare and mail its shareholders this proxy statement/prospectus, or (iii) the commencement of a tender or exchange offer for 20% of more of the outstanding shares of M&I common stock and M&I’s board of directors recommends that its shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that its shareholders reject such tender or exchange offer; or

•

the passage of 18 months after termination of the merger agreement, if the termination follows the occurrence of an Initial Triggering Event or is a termination of the merger agreement by BMO based on (i) a breach by M&I of a representation, warranty, covenant or other agreement contained in the merger agreement (unless such breach is non-intentional), (ii) M&I’s board of directors either (1) submitting the merger agreement to its shareholders without a recommendation for approval or otherwise withdrawing or materially and adversely modifying (or disclosing its intention to withdraw or materially and adversely modify) its recommendation of the merger, or recommending an acquisition proposal other than the merger, or (2) materially breaching its obligations pursuant to the merger agreement either to call a shareholder meeting or to prepare and mail its shareholders this proxy statement/prospectus, or (iii) the commencement of a tender or exchange offer for 20% of more of the outstanding shares of M&I common stock and M&I’s board of directors recommends that its shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that its shareholders reject such tender or exchange offer.

If the option becomes exercisable, BMO may exercise it, in whole or in part, within 180 days following the Subsequent Triggering Event. BMO’s right to exercise the option and certain other rights under the stock option agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Exchange Act and during the pendency of any temporary restraining order, injunction or other legal bar to the exercise of such rights. The option is exercisable for shares of M&I common stock.

Rights under the Stock Option Agreement

Immediately after a “Repurchase Event” (as defined below), and prior to an Exercise Termination Event subject to extension as described above, following a request of BMO, M&I may be required to repurchase the option and all or any part of the shares issued under the option. The repurchase of the option will be at a price equal to the number of shares for which the option may be exercised multiplied by the amount by which the market/offer price, as that term is defined in the stock option agreement, exceeds the option price. At the request of BMO from time to time, M&I may be required to repurchase such number of the option shares from BMO as designated by BMO at a price equal to the market/offer price, as that term is defined in the stock option agreement, multiplied by the number of option shares so designated. The term “Repurchase Event” is defined to mean the completion of:

•

a merger, consolidation, reorganization or other transaction involving M&I if, following that transaction, the holders of M&I common stock prior to the transaction cease to own at least 50% of the total voting power of the entity surviving or resulting from such transaction;

•	any sale of more than 50% of the consolidated assets of M&I and its subsidiaries, taken as a whole; or

•

any issuance or sale of, or tender or exchange offer for, voting securities of M&I resulting in the ownership by any entity of more than 50% of the total voting power of M&I (unless the shareholders of M&I immediately prior to such transaction would own in the aggregate more than 50% of the acquiring entity).

The stock option agreement also provides that BMO may, at any time during which M&I would be required to repurchase the option or any option shares upon proper request or notice, subject to extension as described above, surrender the option and any shares issued under the option held by BMO to M&I for a cash payment equal to $125,000,000, adjusted for the aggregate purchase price previously paid by BMO with respect to any option shares and gains on sales of stock purchased under the option. However, BMO may not exercise its surrender right if M&I repurchases the option, or a portion of the option, in accordance with M&I’s repurchase obligations described above.

If, prior to an Exercise Termination Event, M&I enters into certain mergers, consolidations or other transactions, certain fundamental changes in its capital stock occur, or it sells all or substantially all of its assets to any person other than BMO or one of BMO’s subsidiaries, the option will be converted into, or be exchanged for, a substitute option, at BMO’s election, of:

•	the continuing or surviving entity of a consolidation or merger with M&I;

•	M&I in a merger in which it is the continuing or surviving person;

•	the transferee of all or substantially all of the assets of M&I; or

•	any person that controls any of these entities, as the case may be.

The substitute option will have the same terms as the original option (including a repurchase right, but based on the closing price of the common stock of the substitute issuer). However, if, because of legal reasons, the terms of the substitute option cannot be the same as those of the original option, the terms of the substitute option will be as similar as possible and at least as advantageous to BMO. Also, the number of shares exercisable under the substitute option is capped at 19.7% of the shares of common stock outstanding prior to exercise. In the event this cap would be exceeded, the issuer of the substitute option will pay BMO the difference between the value of a capped and non-capped option.

The stock option agreement provides that the total profit realized by BMO as a result of the stock option agreement may in no event exceed $205,000,000.

BENEFICIAL OWNERSHIP OF M&I COMMON STOCK

The following table lists, as of March 1, 2011, information regarding the beneficial ownership of shares of M&I common stock of the person believed by M&I to be a beneficial owner of more than 5% of the outstanding shares of M&I common stock, who is referred to as the major shareholder. The number and percentage of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, the major shareholder has sole voting and investment power with respect to the shares of M&I common stock shown as beneficially owned.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percent of Class
FMR LLC and affiliates	30,685,982	(1)	5.8%
82 Devonshire Street Boston, Massachusetts 02109

(1)	This information is based on a Schedule 13G filed with the SEC on February 14, 2011. According to the Schedule 13G, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and a registered investment adviser, is the beneficial owner of 24,856,160 shares of common stock of M&I as a result of acting as investment adviser to various investment companies. Edward C. Johnson III and FMR LLC, through their control of Fidelity and the funds, each has sole power to dispose of the shares owned by the funds advised by Fidelity. Members of Mr. Johnson’s family, directly and through trusts, hold 49% of the voting power of FMR LLC. FMR LLC’s beneficial ownership includes 1,079 shares beneficially owned through its wholly-owned subsidiary, Strategic Advisers, Inc., which provides investment advisory services to individuals. Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR LLC, beneficially owns 5,645,490 shares of M&I’s common stock as a result of its services as investment adviser. Mr. Johnson and FMR LLC, through their control of PGALLC, have sole dispositive power and sole voting power over the shares of common stock beneficially owned by PGALLC. Pyramis Global Advisors Trust Company (“Pyramis”), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 183,253 shares of M&I’s common stock as a result of its services as an investment manager. Mr. Johnson and FMR LLC, through their control of Pyramis, each has sole dispositive power and sole voting power over the shares of common stock beneficially owned by Pyramis.

The voting rights of the major shareholder do not differ from the voting rights of the other holders of shares of M&I common stock, with each share of M&I common stock entitled to one vote at any annual or special meeting of M&I shareholders.

As of March 1, 2011, there were approximately 13,377 holders of record of M&I common stock in the U.S., who collectively held approximately 530,449,379 shares of M&I common stock, representing over 99% of the outstanding shares of M&I common stock.

To the knowledge of M&I, M&I is not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

Other than the merger agreement (and the completion of the transactions contemplated thereby, including the merger), to the knowledge of M&I, there are no arrangements the operation of which may at date subsequent to the date of this proxy statement/prospectus result in a change in control of M&I.

DESCRIPTION OF BMO SHARE CAPITAL

Set forth below is a summary of the material terms of BMO’s share capital and certain provisions of the Bank Act and BMO’s amended and restated by-laws as they relate to BMO’s share capital. The following summary is not complete and is qualified in its entirety by the Bank Act, BMO’s amended and restated by-laws and the actual terms and conditions of such shares.

BMO Capital Stock

The authorized capital of BMO consists of an unlimited number of shares of BMO common stock, without nominal or par value, an unlimited number of Class A Preferred Shares, without nominal or par value, issuable in series, and an unlimited number of Class B Preferred Shares, without nominal or par value, issuable in series, in each case the aggregate consideration for which is also unlimited.

As of October 31, 2010, there were issued and outstanding the following shares of BMO capital stock: 566,468,440 shares of BMO common stock; 8,000,000 BMO Class B Preferred Shares Series 5; 12,000,000 BMO Class B Preferred Shares Series 10; 14,000,000 BMO Class B Preferred Shares Series 13; 10,000,000 BMO Class B Preferred Shares Series 14; 10,000,000 BMO Class B Preferred Shares Series 15; 12,000,000 BMO Class B Preferred Shares Series 16; 6,000,000 BMO Class B Preferred Shares Series 18; 11,000,000 BMO Class B Preferred Shares Series 21; and 16,000,000 BMO Class B Preferred Shares Series 23. On March 11, 2011, BMO issued 11,600,000 Class B Preferred Shares Series 25.

BMO Capital Trust, a subsidiary of BMO, currently has three series of Trust Capital Securities, or “BMO BOaTS”, issued and outstanding, being the BMO BOaTS—Series C, BMO BOaTS—Series D and BMO BOaTS—Series E. Each unit of these series of BMO BOaTS may in certain circumstances be exchanged for 40 Class B Preferred Shares (Series 9, 11 and 12 Class B Preferred Shares, respectively). Such exchange will occur automatically upon the occurrence of certain events relating to the solvency of BMO and the adequacy of its capital. In addition, each BMO BOaTS—Series C may be exchanged for 40 Class B Preferred Shares Series 9 at the option of the holder after June 30, 2012. The issuance of these Class B Preferred Shares upon the occurrence of these events has been approved by the board of directors of BMO.

BMO Capital Trust II, a subsdiary of BMO, currently has one series of BMO Tier 1 Notes issued and outstanding, being the 10.221% BMO Tier 1 Notes—Series A (the “BMO Tier 1 Notes”). Each unit of the BMO Tier 1 Notes may in certain circumstances be exchanged for 40 Class B Preferred Shares, Series 20. Such exchange will occur automatically upon the occurrence of certain events relating to the solvency of BMO and the adequacy of its capital. In addition, in certain circumstances holders of BMO Tier 1 Notes may receive preferred shares of a new series of Class B Preferred Shares (“Class B Deferral Shares”) rather than the cash amount that is payable as interest thereon.

BMO Common Stock

Voting. Holders of BMO common stock are entitled to one vote per share on all matters to be voted on by holders of BMO common stock. Unless otherwise required by the Bank Act, any matter to be voted on by holders of BMO common stock shall be decided by a majority of the votes cast on the matter.

Size of Board of Directors. The Bank Act requires that the number of directors on BMO’s board of directors be at least seven. All directors of BMO are elected annually. The Bank Act also requires that at least a majority of the directors on BMO’s board of directors must be, at the time of each director’s election or appointment, resident Canadians. See “Comparison of Rights of BMO and M&I Shareholders—Number, Classification, and Election of Directors—BMO” beginning on page 102.

Liquidation Rights. Upon the liquidation, dissolution or winding up of BMO, whether voluntary or involuntary, the holders of BMO common stock are entitled to receive the remaining property of BMO available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred shares.

Preemptive, Subscription, Redemption and Conversion Rights. Holders of BMO common stock, as such, have no preemptive, subscription, redemption or conversion rights.

Dividends. The holders of BMO common stock are entitled to receive dividends as and when declared by the board of directors of BMO, subject to the preference of the holders of the preferred shares of BMO. BMO dividends have historically been declared on a quarterly basis in Canadian dollars. If and when a dividend is declared, U.S. holders of BMO common stock will, by default, receive dividends in US dollars. The declaration and payment of dividends and the amount of the dividends is subject to the discretion of the BMO board of directors, and will be dependent upon the results of operations, financial condition, cash requirements and future regulatory restrictions on the payment of dividends by, BMO and other factors deemed relevant by the BMO board of directors. See “Comparison of Rights of BMO and M&I Shareholders—Dividends and Other Distributions and Liquidation—BMO” beginning on page 112.

BMO Preferred Shares

General. BMO has two classes of authorized preferred shares, Class A Preferred Shares and Class B Preferred Shares, each of which is without nominal or par value and issuable in series. The Class B Preferred Shares rank on parity with the Class A Preferred Shares. There were no Class A Preferred Shares outstanding as of October 31, 2010. Nine series of Class B Preferred Shares were outstanding as of October 31, 2010, namely, 8,000,000 BMO Class B Preferred Shares Series 5; 12,000,000 BMO Class B Preferred Shares Series 10; 14,000,000 BMO Class B Preferred Shares Series 13; 10,000,000 BMO Class B Preferred Shares Series 14; 10,000,000 BMO Class B Preferred Shares Series 15; 12,000,000 BMO Class B Preferred Shares Series 16; 6,000,000 BMO Class B Preferred Shares Series 18; 11,000,000 BMO Class B Preferred Shares Series 21; and 16,000,000 BMO Class B Preferred Shares Series 23. On March 11, 2011, BMO issued 11,600,000 Class B Preferred Shares Series 25.

The board of directors of BMO is authorized, subject to the provisions of the Bank Act, without shareholder approval, to divide the unissued preferred shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions of such series, and to change the rights, privileges, restrictions or conditions attached to the unissued shares of any series, provided that no rights, privileges, restrictions or conditions attached to a series confer on a series a priority in respect of dividends or return of capital over any series of preferred shares of the same class then outstanding.

Priority. The preferred shares shall be entitled to preference over BMO common stock and to any other shares of BMO ranking junior to the preferred shares with respect to the payment of dividends and return of capital. Each series of preferred shares of a class ranks on a parity with every other series of preferred shares in the same class with respect to the payment of dividends and return of capital.

Restriction. Under the terms of the Bank Act, the approval of the holders of the preferred shares is required for the creation of any class of shares ranking prior to or on a parity with the preferred shares.

Voting. Except as required under the Bank Act or in the rights, privileges, restrictions or conditions attached to any series before the issue thereof, the holders of BMO preferred shares are not entitled to receive notice, to attend or to vote at any meeting of the shareholders of BMO.

Retirement of Preferred Shares. Subject to the prior approval of OSFI and to the provisions governing restrictions on dividends and retirement of shares, BMO may at any time purchase any outstanding series of preferred shares for cancellation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereto.

Rights and Privileges of each outstanding series:

•	Class B—Series 5 shares are redeemable at BMO’s option starting February 25, 2013 for C$25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of C$0.33125 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 5 shares without approval given by two-thirds of the holders of the Series 5 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 5 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 5 shares.

•

Class B—Series 10 shares are redeemable at BMO’s option starting February 25, 2012 for US$25.00 cash per share, and are convertible at BMO’s option starting February 25, 2012 into its common stock. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 10 shares without approval given by two-thirds of the holders of the Series 10 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 10 holders are entitled to receive US$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 10 shares.

•

Class B—Series 13 shares are redeemable at BMO’s option starting February 25, 2012 for C$25.00 cash per share, plus a premium if it redeems the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of C$0.28125 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 13 shares without approval given by two-thirds of the holders of the Series 13 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 13 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 13 shares.

•

Class B—Series 14 shares are redeemable at BMO’s option starting November 25, 2012 for C$25.00 cash per share, plus a premium if it redeems the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of C$0.328125 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 14 shares without approval given by two-thirds of the holders of the Series 14 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 14 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 14 shares.

•

Class B—Series 15 shares are redeemable at BMO’s option starting May 25, 2013 for C$25.00 cash per share, plus a premium if it redeems the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of C$0.3625 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 15 shares without approval given by two-thirds of the holders of the Series 15 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 15 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 15 shares.

•

Class B—Series 16 shares are redeemable at BMO’s option on August 25, 2013 and every five years thereafter for C$25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B—Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of C$0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 16 or Series 17 shares without approval given by two-thirds of the holders of either the Series 16 or Series 17 shares, as applicable. In the event of the liquidation, dissolution or winding-up of BMO, Series 16 and Series 17 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 16 or Series 17 shares, respectively.

•

Class B—Series 18 shares are redeemable at BMO’s option on February 25, 2014 and every five years thereafter for C$25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B—Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of C$0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 18 or Series 19 shares without approval given by two-thirds of the holders of either the Series 18 or Series 19 shares, as applicable. In the event of the liquidation, dissolution or winding-up of BMO, Series 18 and Series 19 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 18 or Series 19 shares, respectively.

•

Class B—Series 21 shares are redeemable at BMO’s option on May 25, 2014 and every five years thereafter for C$25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B—Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of C$0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 21 or Series 22 shares without approval given by two-thirds of the holders of either the Series 21 or Series 22 shares, as applicable. In the event of the liquidation, dissolution or winding-up of BMO, Series 21 and Series 22 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 21 or Series 22 shares, respectively.

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Class B—Series 23 shares are redeemable at BMO’s option on February 25, 2015 and every five years thereafter for C$25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B—Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of C$0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 23 or Series 24 shares without approval given by two-thirds of the holders of either the Series 23 or Series 24 shares, as applicable. In the event of the liquidation, dissolution or winding-up of BMO, Series 23 and Series 24 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 23 or Series 24 shares, respectively.

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Class B—Series 25 shares are redeemable at BMO’s option on August 25, 2016 and every five years thereafter for C$25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B—Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 shares carry a non-cumulative quarterly dividend of C$0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and Series 26 preferred shares will be set based on prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 25 or Series 26 shares without approval given by two-thirds of the holders of either the Series 25 or Series 26 shares, as applicable. In the event of the liquidation, dissolution or winding-up of BMO, Series 25 and Series 26 holders are entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 25 or Series 26 shares, respectively.

Rights and Privileges of each series issuable in connection with an exchange of BMO BOaTS or BMO Tier 1 Notes:

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Class B—Series 9 shares, if issued, are redeemable at BMO’s option for C$25.00 cash per share, at any time after December 31, 2011. The shares carry a non-cumulative semi-annual dividend of C$0.836 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 9 without approval given by two-thirds of the holders of the Series 9 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 9 holders shall be entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 9 shares. After December 31, 2011, the Series 9 shares may be converted into BMO common stock, at the option of BMO but subject to regulatory approval, based on a specified formula. In addition, after June 30, 2012, the Series 9 shares may in certain circumstances be converted into BMO common stock, at the option of the holder. A specified formula will be used for determining that number of shares of common stock to be issued upon any such conversion.

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Class B—Series 11 shares, if issued, are redeemable at BMO’s option for C$25.00 cash per share, plus a premium if it redeems the shares before December 31, 2013. The shares carry a non-cumulative semi-annual dividend of C$0.625 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 11 shares without approval given by two-thirds of the holders of the Series 11 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 11 holders shall be entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 11 shares.

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Class B—Series 12 shares, if issued, are redeemable at BMO’s option for C$25.00 cash per share, plus a premium if it redeems the shares before December 31, 2014. The shares carry a non-cumulative semi-annual dividend of C$0.575 per share. BMO may not amend any rights, privileges, restrictions and conditions attaching to the Series 12 without approval given by two-thirds of the holders of the Series 12 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 12 holders shall be entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 12 shares.

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Class B—Series 20 shares, if issued, are redeemable at BMO’s option for C$25.00 cash per share, plus a premium if it redeems the shares before December 31, 2017. The shares carry a non-cumulative quarterly dividend based on then prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attached to the Series 20 shares without approval given by two-thirds of the holders of the Series 20 shares. In the event of the liquidation, dissolution or winding-up of BMO, Series 20 holders shall be entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Series 20 shares.

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Class B Deferral Shares, if issued, are redeemable at BMO’s option for C$25.00 cash per share, plus a premium if it redeems the shares before the ninth anniversary of the date of issuance thereof. The Class B Deferral shares will carry a non-cumulative quarterly dividend based on then prevailing market rates plus a predetermined spread. BMO may not amend any rights, privileges, restrictions and conditions attached to the Class B Deferral Shares without approval given by two-thirds of the holders of such shares. In the event of the liquidation, dissolution or winding-up of BMO, holders of Class B Deferral Shares shall be entitled to receive C$25.00 cash per share together with all dividends declared and unpaid to the date of payment before any amount is paid to the holders of any shares ranking junior to the Class B Deferral Shares.

Limitations Affecting Holders of BMO Common Stock

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a Canadian chartered bank. For example, no person may be a “major shareholder” of a bank if the bank has equity of $8 billion or more (which would include BMO). A person is a major shareholder of a bank where: (i) the aggregate number of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate number of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. The Minister of Finance (Canada) may only approve the acquisition of up to 30% of the shares of any class of non-voting shares and up to 20% of the shares of a class of voting shares of BMO, provided, in each case, that the person acquiring those shares does not have direct or indirect influence over BMO that, if exercised, would result in that person having control in fact of BMO. No person may have a “significant interest” in any class of shares of a bank, including BMO, unless the person first receives the approval of the Minister of Finance. In addition, BMO is not permitted to record any transfer or issue of any shares of BMO if the transfer or issue would cause the person to have a significant interest in a class of shares, unless the prior approval of the Minister of Finance is obtained. No person who has a significant interest in BMO may exercise any voting rights attached to the shares held by that person, unless the prior approval of the Minister of Finance for the acquisition of the significant interest is obtained. For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct that person to dispose of all or any portion of those shares. Holders of securities of BMO may be required to furnish declarations relating to ownership in a form prescribed by BMO. In addition, the Bank Act prohibits banks, including BMO, from recording a transfer or issuing shares of any class to the Government of Canada, or of any province thereof, to any foreign government or the government of any state, province or other political subdivision of a foreign country or to any agent or agency of any of the foregoing.

Under the Bank Act, BMO cannot redeem or purchase any of its shares, including its common stock, unless the consent of OSFI has been obtained. In addition, the Bank Act prohibits a payment to purchase or redeem any shares or the declaration and payment of a dividend if there are reasonable grounds for believing that BMO is, or the payment would cause BMO to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or any capital or liquidity directions of OSFI.

BMO is prohibited from declaring dividends on its preferred or common stock when it would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on the BMO’s preferred shares have been paid or sufficient funds have been set aside to do so. The declaration, amount and payment of future dividends is subject to the discretion of BMO’s board of directors, and will be dependent upon the BMO’s results of operations, financial condition, cash requirements and future regulatory restrictions on the payment of dividends and other factors deemed relevant by the board of directors.

The government of Canada placed a moratorium on mergers among Canada’s largest financial institutions in 2003, including BMO and its peers, pending a further review of Canada’s bank merger policy. The current Minister of Finance has previously stated that a review of the government’s bank merger policy is not currently a priority, and as a result, it is unlikely that the Minister of Finance would grant an approval for a merger between any large Canadian financial institutions at this time.

The restrictions contained in the Bank Act and the Canadian government’s policies may deter, delay or prevent a future amalgamation involving BMO and will prevent the acquisition of control of BMO, including transactions that could be perceived as advantageous to BMO’s shareholders.

Amendments to the Rights, Privileges, Restrictions and Conditions of BMO’s Share Capital

Under the Bank Act, the rights of holders of BMO’s shares can be changed by the board of directors of BMO by making, amending or repealing the by-laws of BMO. The board of directors of BMO must submit such a by-law, or amendment to or repeal of a by-law, to the shareholders of BMO in accordance with the procedures of the Bank Act and the BMO by-laws, and the shareholders must approve the by-law, amendment to or repeal of the by-law by special resolution to be effective. Under the Bank Act, a special resolution is a resolution passed by not less than two-thirds of the votes cast by or on behalf of the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. In some circumstances, the Bank Act mandates that holders of shares of a class or a series are entitled to vote separately as a class or series on a proposal to amend the by-laws of BMO.

COMPARISON OF RIGHTS OF BMO AND M&I SHAREHOLDERS

The rights of holders of M&I stock are governed principally by the laws of the State of Wisconsin, particularly the WBCL, M&I’s restated articles of incorporation, as amended, and M&I’s amended and restated bylaws.

As a result of the merger, holders of M&I common stock will receive BMO common stock. The rights and privileges of those shares will be governed principally by the Bank Act, which is BMO’s charter, and by BMO’s amended and restated by-laws.

Although the rights and privileges of shareholders of a Wisconsin corporation and the rights and privileges of shareholders of a bank chartered under the Bank Act are, in many instances, comparable, there are differences. The following is a summary of the key differences among the rights of holders of M&I common stock as of the date of this proxy statement/prospectus and the rights of holders of BMO common stock as of the date of this proxy statement/prospectus. These differences arise principally from differences between the WBCL and the Bank Act, and between M&I’s articles of incorporation and bylaws, on the one hand, and BMO’s by-laws, on the other hand.

While BMO and M&I believe that this summary describes the key differences among the rights of holders of M&I common stock as of the date of this proxy statement/prospectus and the rights of holders of BMO common stock as of the date of this proxy statement/prospectus, it may not contain all of the information that is important to you. We urge you to read the governing instruments of each company and the provisions of the WBCL and the Bank Act, which are relevant to a full understanding of the governing instruments, fully and in their entirety.

Authorized Capital Stock

M&I

M&I’s articles of incorporation authorize the issuance of up to 700,000,000 shares of M&I common stock, $1.00 par value per share, and up to 5,000,000 shares of M&I preferred stock, $1.00 par value per share. M&I preferred stock is issuable in series, each series having such designations, terms, limitations, rights and preferences as the board of directors may fix and determine. Under M&I’s articles of incorporation, the vote or consent of the holders of 66 2/3% of the shares of the TARP Preferred Stock at the time outstanding, voting as a separate class, is necessary for the creation of any class or series of capital stock ranking senior to the TARP Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of M&I. All of the outstanding TARP Preferred Stock will be purchased by a subsidiary of BMO in connection with the merger. See “The Merger—BMO’s Purchase of the TARP Preferred Stock and Warrant from the U.S. Treasury” beginning on page 77.

BMO

The Bank Act and BMO’s by-laws permit BMO to issue common stock without nominal or par value and Class A Preferred Shares and Class B Preferred Shares issuable in one or more series without nominal or par value. There is no limit on the number of shares of BMO common stock, Class A Preferred Shares or Class B Preferred Shares that BMO can issue.

Number, Classification, and Election of Directors

M&I

M&I’s articles of incorporation and bylaws provide that the number of directors will not be less than three directors (exclusive of directors, if any, elected by the holders of one or more classes or series of preferred stock pursuant to the provisions of the articles of incorporation applicable thereto) and that the exact number may be determined from time to time by the affirmative vote of a majority of the directors then in office. Directors are elected by the shareholders at the annual shareholders’ meeting by a plurality of the votes cast by the shares entitled to vote in the election. While the WBCL and M&I’s bylaws require such plurality vote, M&I’s board of directors has adopted Corporate Governance Guidelines that require any nominee in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election to promptly tender his or her resignation as a director to the chairman of M&I’s board of directors for consideration by the nominating and governance committee and M&I’s board of directors in accordance with the policy. The holders of M&I common stock are not entitled to cumulative voting rights in director elections. There are currently 14 directors of M&I.

Whenever dividends payable on the shares of the TARP Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, the authorized number of directors of M&I will automatically be increased by two and the holders of the TARP Preferred Stock will have the right, with holders of shares of any one or more other classes or series of stock with equal voting rights outstanding at the time, voting together as a class, to elect two directors, who are referred to as the Series B Directors, to fill such newly created directorships at M&I’s next annual meeting of shareholders (or at a special meeting called for that purpose prior to such next annual meeting). The right to elect two Series B Directors will continue at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of the TARP Preferred Stock have been declared and paid in full, at which time the right to elect the Series B Directors will terminate with respect to the TARP Preferred Stock, subject to revesting in the event of each subsequent default. It is a qualification for the election of any such Series B Directors that the election not cause M&I to violate any corporate governance requirement of any securities exchange on which the securities of M&I are then listed or traded that M&I must have a majority of independent directors. Upon the termination of the right to elect the Series B Directors, the Series B Directors serving on the board will have their terms in office terminated, and the authorized number of directors will be reduced by the number of the terminated Series B Directors.

BMO

Under the Bank Act, the BMO board of directors must have at least seven members and the BMO board of directors may establish by by-law a minimum and maximum number of directors. The Bank Act also requires that no more than two-thirds of the directors may be affiliated with BMO, as specified by the Bank Act, and no more than 15% of the directors may be employees of BMO or a subsidiary of BMO, except that up to four of these employees may be directors if they constitute not more than 50% of the directors. Under the Bank Act, a majority of the directors of BMO must be resident Canadians and, except in limited circumstances, directors may not transact business at a meeting of directors or a committee of directors at which a majority of the directors present are not resident Canadians. The Bank Act also requires the directors of a bank to appoint from their members a chief executive officer who must ordinarily be resident in Canada. Under the BMO by-laws, the minimum number of directors is seven and the maximum number of directors is 40. The BMO by-laws provide that the number of directors to be elected at any annual meeting of shareholders of BMO will be fixed by the BMO board of directors before the meeting. Directors are elected to terms of one, two or three years. There are currently 16 directors of BMO.

Filling Vacancies on the Board of Directors and Removing Directors

M&I

Under M&I’s articles of incorporation, any vacancy on the board of directors, including any vacancy resulting from an increase in the number of directors, may be filled by the vote of a majority of the directors then in office. Any director so elected will hold office until the next annual meeting of shareholders and until his or her successor is elected; provided, however, that if the office of any Series B Director becomes vacant for any reason other than removal from office, the remaining Series B Director may choose a successor to hold office for the remainder of the term of such office.

Under M&I’s articles of incorporation, directors (other than Series B Directors or any other directors , if any, elected by holders of one or more classes of preferred stock) may be removed only for “cause,” which means solely malfeasance in the performance of a director’s duties which has a materially adverse effect on the business of M&I, and by the affirmative vote of a majority of the votes entitled to be cast by all outstanding shares of M&I’s capital stock entitled to vote at a meeting of shareholders duly called for such purpose. Any Series B Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders of a majority of the shares of the TARP Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of any one or more other classes or series of stock with equal voting rights, to the extent the voting rights of such holders are then exercisable.

BMO

Under the Bank Act, a quorum of directors may appoint one or more directors to fill a vacancy among the directors and any director so appointed will hold office for the unexpired term of the director’s predecessor in office, provided that the directors may not appoint a person to fill a vacancy resulting from a change in the minimum or maximum number of directors established by BMO’s by-laws or from a failure to elect the number or the minimum number of directors required by BMO’s by-laws. Under BMO’s by-laws, the directors of BMO may otherwise increase the number of directors and appoint one or more additional directors. Under the Bank Act, the total number of additional directors appointed by the directors may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. Under the Bank Act, the shareholders of BMO may by resolution at a special meeting remove any director or all the directors from office. This resolution must be passed by a vote of not less than a majority of the votes cast by shareholders who voted in respect of the resolution.

Voting Rights Generally; Voting on Mergers, Share Exchanges, Conversions, and Sales of Assets

M&I

Under the WBCL, each share of M&I common stock is entitled to one vote per share on all matters submitted to shareholders, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under Section 180.1150 of the WBCL. Under M&I’s articles of incorporation, each share of TARP Preferred Stock is entitled to one vote per share on any matter on which holders of TARP Preferred Stock are entitled to vote. Generally, corporate actions may be taken if the votes cast in favor of an action by the shareholders entitled to vote on the action exceed the votes cast opposing the action, provided that a quorum is present.

Under the WBCL, unless the WBCL or a corporation’s articles of incorporation or bylaws require a greater vote or a vote by voting groups, a plan of merger or share exchange must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group. Similarly, under the WBCL, a sale of substantially all of a corporation’s assets must be approved by a majority of all the votes entitled to be cast on the transaction, unless the WBCL or a corporation’s articles of incorporation or bylaws require a greater vote or a vote by voting groups. Under M&I’s articles of incorporation, the vote or consent of holders of at least 66 2/3% of the shares of the TARP Preferred Stock at the time outstanding, voting as a separate class, is necessary for certain mergers and consolidations and share exchanges or reclassifications involving the TARP Preferred Stock. Additionally, the vote or consent of the holders of 66 2/3% of the shares of TARP Preferred Stock at the time outstanding, voting as a separate class, is necessary for (i) the authorization or issuance of additional shares preferred stock; or (ii) any amendments to M&I’s articles of incorporation that would adversely affect the rights, preferences, privileges or voting powers of the the TARP Preferred Stock.

BMO

Under the Bank Act, if voting rights are attached to any share of a bank, the voting rights may confer only one vote in respect of that share. The BMO by-laws provide that holders of BMO common stock are entitled to one vote per share on all matters to be voted on by holders of BMO common stock, and unless otherwise required by the Bank Act, matters to be voted on by holders of BMO common stock shall be decided by a majority of the votes cast on such matter.

Under the Bank Act, a sale of all or substantially all of BMO’s assets to another financial institution or an amalgamation must also be approved by the shareholders by special resolution passed by a vote of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution, with each share carrying the right to vote whether or not it otherwise carries the right to vote. The holders of each class or series of shares which is affected differently by the sale from the shares of any other class or series are entitled to vote separately as a class or series. The Minister of Finance must also approve any such sale or amalgamation involving BMO.

Exculpation of Liability

M&I

Under the WBCL, a director is not liable to M&I, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes: (a) a willful failure to deal fairly with M&I or its shareholders in connection with a matter in which the director has a material conflict of interest, (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, (c) a transaction from which the director derived an improper personal profit, or (d) willful misconduct.

BMO

Under the Bank Act, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their duty to act in accordance with the Bank Act. However, under the Bank Act, directors and officers are not liable in respect of certain of their duties imposed under the Bank Act, including their duty of care, if they relied in good faith (a) on financial statements represented to the directors or officers by an officer of the bank or in a written report of the bank’s auditors to reflect fairly the financial condition of the bank or (b)  on a report of a person whose profession lends credibility to a statement made by the professional.

Director and Officer Indemnification

M&I

Under M&I’s bylaws, M&I is required to indemnify a current or former director, officer or employee to the extent such person has been successful on the merits or otherwise in the defense of any legal proceeding, which includes any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of M&I or by any other person, for all reasonable expenses incurred in connection with the proceeding if such person was a party because he or she is or was a director, officer or employee of M&I. In other cases, M&I is required to indemnify a current or former director, officer or employee against liability and expenses in any legal proceeding if such person was a party because he or she is or was a director, officer or employee of M&I unless it has been determined by final judicial adjudication that such person breached or failed to perform a duty owned to M&I which constituted: (a) a willful failure to deal fairly with M&I or its shareholders in connection with a matter in which the director, officer or employee has a material conflict of interest, (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, (c) a transaction from which the director, officer or employee derived an improper personal profit, or (d) willful misconduct. Determination of whether indemnification is required may be made by any method set forth in Section 180.0855 of the WBCL, which includes, among other methods, by majority vote of a quorum of the board of directors who are not at the time party to the same or related proceedings, by independent legal counsel and by a panel of three arbitrators.

Additionally, pursuant to the public policy of the State of Wisconsin, M&I is required to provide indemnification and allowance of expenses incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities, securities brokers or dealers, or investment companies or investment advisers, to the extent required or permitted under the bylaws as described in the preceding paragraph.

BMO

Under the Bank Act, except in respect of an action by or on behalf of the bank to procure a judgment in its favor, a bank may indemnify a director or officer, a former director or officer or another person who acts or acted, at BMO’s request, as a director or officer or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges, expenses, and liability, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the bank or other entity, if: (1) that person acted honestly and in good faith with a view to the best interests of, as the case may be, the bank or the other entity for which he or she acted at the bank’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

These individuals are entitled to an indemnity from the bank in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any action to which the individual is subject because of the association referred to above with the bank or other entity if the person was not judged by the courts or other competent authority to have committed any fault or omitted to do anything that they ought to have done and fulfilled the conditions set out in (1) and (2) above. Under BMO’s by-laws, BMO is required to indemnify its directors and officers to the full extent permitted by the Bank Act. A bank may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the bank or other entity to procure a judgment in its favor, to which the person is made a party because of the association referred to above with the bank or other entity, if he or she fulfills the conditions set out in (1) and (2) above.

Special Meetings of Shareholders

M&I

Under the WBCL, a special meeting may be called by the board of directors, any person authorized by a corporation’s articles of incorporation or bylaws, or holders of record of at least 10% of all votes entitled to be cast on any issue proposed to be considered at a special meeting. M&I’s bylaws provide that special meetings may be called only by the chief executive officer or the president of M&I pursuant to a board resolution approved by not less than a majority of the directors then in office and must be called by the board of directors upon demand of the holders of record of shares representing at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the special meeting.

BMO

Under the Bank Act, special meetings of shareholders may be called at any time by the board of directors. In addition, subject to certain provisions of the Bank Act, the holders of not less than 5% of the issued and outstanding shares of BMO that carry the right to vote at a meeting may request that the directors call a meeting of shareholders for the purpose stated in the request and may call the special meeting if the directors do not do so within 21 days after receiving the request.

Quorum Requirements

M&I

M&I’s bylaws provide that unless the articles of incorporation or the WBCL provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. M&I’s articles of incorporation contain no quorum requirements.

BMO

The Bank Act permits a bank to establish by by-law the quorum requirement for meetings of shareholders. BMO’s by-laws provide that a quorum at any meeting of shareholders will be any two or more shareholders entitled to vote at the meeting present in person or represented by proxy and representing either in person or by proxy at least 25% of the issued and outstanding shares of BMO entitled to vote.

Shareholder Proposals and Director Nominations

M&I

M&I’s articles of incorporation provide that no person, except those nominated by or at the direction of the board of directors, will be eligible for election as a director unless a written request in the form and within the time period established by the bylaws is received from a shareholder of record of M&I. M&I’s bylaws provide that, except as otherwise provided for the holders of TARP Preferred Stock relating to their right to elect directors, nominations for directors may be made at, a meeting of shareholders by or at the direction of the board of directors, by any nominating committee or persons appointed by the board, or by any shareholder entitled to vote for election of directors at the meeting who complies with the required notice procedures and submits his or her nomination in proper form.

M&I’s bylaws further require that a shareholder who wants to submit a shareholder proposal or nominate a director for an annual shareholder meeting must give timely notice of such proposal in writing to the secretary of M&I. To be timely, a shareholder’s notice, together with the written consent of the person to be nominated for election to M&I’s board of directors, if applicable, must be delivered to or mailed and received at the principal executive offices of M&I, not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. In the case of a shareholder proposal other than a request to nominate a director, the notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and record address of the shareholder proposing such business, and the beneficial owner or owners, if any, on whose behalf the proposal is made, (c) a representation that the shareholder is a shareholder of record and will remain such through the record date for the meeting and that the shareholder intends to appear in person or by proxy at such meeting to move the consideration of the business set forth in the notice, (d) the class and number of shares of M&I which are beneficially owned by the shareholder and the beneficial owner or owners on whose behalf the proposal is made, and (e) any material interest of the shareholder in such business. In addition, any such shareholders will be required to provide such further information as may be requested by M&I in order to comply with federal securities laws, rules and regulations.

In the event of a shareholder request to nominate a director, the notice must set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of capital stock of M&I which are beneficially owned by such person, (iv) a description of all arrangements and understandings between the shareholder or beneficial owner or owners on whose behalf the nomination is made and each proposed nominee and any person or persons (naming such person or persons) pursuant to which the intended nomination or nominations are to be made by the shareholder, and (v) such other information relating to such person as is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A promulgated under the

Exchange Act; and (b) as to the shareholder giving the notice, (i) the name and address, as they appear on M&I’s books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination is made, (ii) a representation that the shareholder is a shareholder of record and will remain such through the record date for the meeting and that the shareholder intends to appear in person or by proxy at such meeting to make the nomination(s) set forth in the notice, and (iii) the class and number of shares of capital stock of M&I which are beneficially owned by such shareholder and the beneficial owner or owners on whose behalf the nomination is made. M&I may also require any proposed nominee to furnish such other information as may reasonably be required by M&I to determine the eligibility of such proposed nominee to serve as a director of M&I.

BMO

Proposals by shareholders of a bank may be made by certain registered or beneficial holders of shares that are entitled to vote at an annual meeting of shareholders. To be eligible to submit any shareholder proposal, a shareholder must satisfy certain eligibility criteria set forth in the Bank Act. Under the Bank Act, shareholder proposals may only be submitted at annual meetings of shareholders. A shareholder eligible to submit a proposal and entitled to vote at an annual meeting of shareholders may submit to BMO notice of any matter that the shareholder proposes to raise at the meeting provided that, among other things, the proposal is submitted to BMO at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in respect of BMO’s previous annual meeting of shareholders. The written proposal must contain certain information about the proposal and the shareholder making the proposal and otherwise comply with the procedures set forth in the Bank Act.

Under the Bank Act, in order for a shareholder proposal to include nominations of candidates for election to BMO’s board of directors, it must be signed by holders of not less than 5% of the issued and outstanding shares or 5% of the issued and outstanding shares of a class of shares entitled to vote at the meeting.

Shareholder Action Without a Meeting

M&I

Under the WBCL, shareholders may take action required or permitted to be taken at a shareholder’s meeting without a meeting (a) without action by the board of directors by written consent signed by all shareholders entitled to vote on such action or (b) if provided in the articles of incorporation, by written consent signed by shareholders with voting power to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. M&I’s articles of incorporation contain no provisions relating to shareholder action without a meeting.

BMO

Under the Bank Act, shareholder action may be taken without a meeting by written resolution signed by all shareholders who would be entitled to vote on the matter at a meeting except with respect to a meeting called for the purpose of (1) removing a director or the auditor of a bank or (2) electing or appointing a director or auditor of a bank following the resignation, removal or expiration of the term of office of a director or auditor of the bank where, in either case, the director or auditor has submitted a written statement giving the reasons for the resignation or why he opposes the proposed revocation of his appointment or appointment of a successor. In the case of BMO, as the Bank Act prohibits any person from being a major shareholder, the voting shares are widely held and it would be unlikely that the signatures of all shareholders could be obtained in respect of any resolution.

Amendments of Governing Instruments

M&I

Under the WBCL, M&I’s board of directors may adopt some types of routine and non-controversial amendments to M&I’s articles of incorporation without approval by the shareholders, but the general procedure for amending M&I’s articles of incorporation requires M&I’s board of directors to propose and recommend the amendment to the shareholders and the amendment to be approved by a majority of the votes entitled to be cast on the amendment by each voting group with respect to which the amendment would create dissenters’ rights and the votes required by every other voting group entitled to vote on the amendment. In addition, M&I’s articles of incorporation provide that the affirmative vote of holders of at least 66 2/3% of the outstanding shares of the TARP Preferred Stock, voting as a separate class, is needed to approve certain amendments to M&I’s articles of incorporation.

Under the WBCL, a corporation’s board of directors may amend the corporation’s bylaws except to the extent that the articles of incorporation or the WBCL reserve that power exclusively to the shareholders. A corporation’s shareholders may amend a corporation’s bylaws even though the board of directors may also amend the bylaws. M&I’s articles of incorporation provide that M&I’s bylaws may be amended by the affirmative vote of a majority of votes entitled to be cast on the amendment by the outstanding shares of capital stock of M&I entitled to vote thereon, or by vote of a majority of directors in office.

BMO

Under the Bank Act, any amendment to a bank’s incorporating instrument requires approval by special resolution. This resolution must be passed by a vote of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution. Any amendment to a bank’s incorporating instrument also requires the approval of the Minister of Finance.

The BMO board of directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of BMO. Any change to the by-laws made by the board of directors remains in effect until it is approved or rejected by the shareholders by a majority of the votes cast at the next meeting of shareholders following the change. Certain changes of a substantial nature to the BMO by-laws must be approved by special resolution of the shareholders before going into effect. This resolution must be passed by a vote of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution. Certain changes entitle the holders of each class of shares (and each series of a class, if the shares of that series are affected differently by the amendment from other shares of that class) to vote separately as a class or series, with each share carrying the right to vote whether or not it otherwise carries the right to vote. Substantial by-law changes requiring approval by special resolution include creating new classes of shares, changing the designation or attributes of any class or series of shares, dividing any class of shares into series, increasing or decreasing the number of directors (including the maximum or minimum number of directors), changing the province in Canada where BMO’s head office is situated or changing the name of the bank. A shareholder entitled to vote at an annual meeting of shareholders of BMO may make a proposal to make, amend or repeal a by-law in accordance with the shareholder proposal requirements of the Bank Act.

Anti-Takeover and Ownership Provisions

M&I

Banking Regulations. The Change in Bank Control Act of 1978 prohibits a person or group of persons who are acting in concert from acquiring “control” of a bank holding company unless (i) the acquisition has been approved by the Board of Governors of the Federal Reserve Board under the BHC Act or (ii) the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition and within that time period the Federal Reserve Board has not issued a notice (a) disapproving the proposed acquisition or (b) extending for up to another 30 days the period during which such a disapproval may be issued. In addition, the Federal Reserve Board may extend the period for two additional periods not to exceed 45 days each in certain circumstances. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition by a person or group of persons who are acting in concert of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as M&I, would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any entity that is a “company” as defined in the BHC Act would be required to obtain the approval of the Federal Reserve Board under the BHC Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding shares of M&I common stock, or otherwise obtaining “control” over M&I. Under the BHC Act, “control” generally means the ownership, control or power to vote 25% or more of any class of voting securities of the bank holding company, the ability to control in any manner the election of a majority of the bank holding company’s directors or the ability, directly or indirectly, to exercise a controlling influence over the management and policies of the bank holding company, as determined by the Federal Reserve Board.

Wisconsin Law. The WBCL protects Wisconsin corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation after that person has acquired a significant portion of the corporation’s shares. These protections fall into three categories: the business combination statute, which regulates specified types of transactions with interested stockholders; the fair price statute, which regulates the price at which large shareholders may acquire the remaining shares of the corporation; and the control share statute, which regulates the voting power of shares held by specified large shareholders.

The WBCL prohibits resident domestic corporations, such as M&I, from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which that person became an interested stockholder. For purposes of the Wisconsin business combination statute, “business combinations include (a) mergers or share exchanges, (b) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of assets equal to at least 5% of the aggregate market value of the assets or outstanding stock of the corporation or 10% of the corporation’s earning power or income on a consolidated basis, (c) the issuance of stock having an aggregate market value equal to at least 5% of the outstanding stock, unless the stock was issued or transferred pursuant to the exercise of warrants, rights or options or a dividend or distribution made proportionately to all shareholders, (d) adoptions of plans of liquidation or dissolution, (e) other enumerated transactions involving an interested stockholder if the effect is to increase the proportionate share of the outstanding stock (or securities convertible into stock) of the corporation or a subsidiary beneficially owned by the interested stockholder, and (f) receipt by the interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or subsidiary, unless the benefit is received proportionately by all shareholders. An “interested stockholder” is a person who beneficially owns at least 10% of the voting power of a corporation’s outstanding shares, or who is an affiliate or associate of the corporation and owned at least 10% of the voting power of the corporation’s outstanding shares at any time within the three years prior to the date in question. The prohibition on business combinations does not apply if the corporation’s board of directors approves either the business combination or the share acquisition that caused the person to be designated as an interested stockholder. The board of directors’ approval must be given before the date on which a person becomes an interested stockholder. The prohibition on business combinations continues after the initial three-year period unless the corporation’s board of directors approved the share acquisition that caused the interested stockholder before the interested stockholder’s share acquisition date to be designated as an interested stockholder; a majority of the corporation’s stockholders, excluding the interested stockholder approve the business combination; the interested stockholder pays a fair price, as defined in the statute, for the shares it acquires in the business combination; or the business combination is specifically excluded from the prohibition on business combinations.

The fair price statute under the WBCL requires that “business combinations” between resident domestic corporations, such as M&I, and a “significant shareholder” must be approved by at least 80% of the votes entitled to be cast by the outstanding shares of the corporation and two-thirds of the votes entitled to be cast by holders of the voting shares other than voting shares beneficially owned by a significant shareholder or an affiliate or associate of a significant shareholder who is a party to the transaction. This requirement is in addition to any vote that may be required by law or a corporation’s articles of incorporation but does not apply if the corporation’s shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. For purposes of the Wisconsin fair price statue, a “business combination” generally includes a merger or share exchange, or a sale, lease, exchange or other disposition, other than a mortgage or pledge if not made to avoid the fair price statute, of substantially all of the property and assets of a corporation. A “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding stock, or who is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding stock at any time within two years prior to the date in question.

Under the WBCL, the voting power of shares of a resident domestic corporation, such as M&I, held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors are limited (in any voting matter) to 10% of the full voting power of those shares, unless the articles of incorporation provide otherwise or full voting rights have been restored at a special meeting by a vote of a majority of the voting power of the corporation’s shares represented at such meeting, provided a quorum is present. The person seeking restoration of full voting power, may vote on this resolution.

BMO

Rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transaction, contain requirements in connection with “related party transactions.” A related party transaction means, among other things, any transaction in which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

“Related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

If a transaction is determined to be a related party transaction, Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with the related party transaction, including disclosure related to the valuation.

Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

The Bank Act also contains restrictions on the purchase or other acquisition, issue, transfer and voting of shares of BMO common stock. See “Description of BMO Share Capital—Limitations Affecting Holders of BMO Common Stock” beginning on page 100.

Appraisal and Dissent Rights

M&I

The WBCL provides that a shareholder of a corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, among other corporate actions, the consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by Section 180.1103 of the WBCL or the articles of incorporation of the corporation. However, Section 180.1302(4) of the WBCL states that no dissenters’ rights are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the plan of merger, were listed on a national securities exchange. As a result of the foregoing, holders of M&I common stock will not be entitled to exercise any dissenters’ rights of appraisal in connection with the merger. For more information, see “The M&I Special Meeting” beginning on page 42.

BMO

The only circumstance under which the Bank Act extends appraisal or dissenters’ rights to shareholders is in respect of a compulsory acquisition of shares following a takeover bid through which an acquiror has acquired not less than 90% of the shares of the class that were the subject of the bid or as part of a going-private or squeeze-out transaction. Due to the ownership restrictions applicable to BMO under the Bank Act, the shares of BMO may not be the subject of a takeover bid, going private or squeeze-out transaction. See “Description of BMO Share Capital—Limitations Affecting Holders of BMO Common Stock” beginning on page 100.

Rights of Inspection

M&I

Under the WBCL, a shareholder (including beneficial owners whose shares are held in a voting trust or by a nominee on the beneficial owner’s behalf) of a corporation may inspect and copy the corporation’s bylaws, if any, as then in effect, during regular business hours at the corporation’s principal office. To inspect bylaws, the shareholder must give the corporation written notice that complies with Section 180.0141 of the WBCL of his or her demand at least five business days before the date on which he or she wishes to inspect and copy the bylaws. A “qualified” shareholder may further inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation: (a) excerpts from any minutes or records that the corporation is required to keep as permanent records; (b) accounting records of the corporation; and (c) the record of shareholders. A “qualified” shareholder for these purposes is one who satisfies the following requirements: (i) the shareholder has been a shareholder for at least six months before making his or her demand, or holds at least 5% of the outstanding shares; (ii) the shareholder gives written notice of his or her demand that complies with applicable WBCL requirements at least five business days before the date on which he or she wishes to inspect and copy the records; (iii) the shareholder’s demand is made in good faith and for a proper purpose; and (iv) the shareholder describes with reasonable particularity his or her purpose, and the records that he or she desires to inspect; and (y) the records are directly connected with his or her purpose. In addition, under the WBCL, after fixing a record date for a meeting of shareholders, a corporation must prepare a list of the names of all its shareholders who are entitled to notice of a shareholders’ meeting (arranged by class or series of shares and showing the address of and the number of shares held by each shareholder) and this list must be made available for inspection, either at the corporation’s principal place of business or at the location of the shareholders’ meeting, by any shareholder beginning two business days after notice of the meeting is given and continuing through the meeting.

BMO

Any person is entitled to a basic list of BMO shareholders and may request BMO to furnish such list within 10 days after receipt by BMO of an affidavit, swearing that the list will not be used except in accordance with a permitted purpose, and payment of a reasonable fee. Further, shareholders and creditors of BMO and their personal representatives may examine certain limited records of BMO during its usual business hours and may take extracts therefrom, free of charge, or have copies made thereof on payment of a reasonable fee.

Dividends and Other Distributions and Liquidation

M&I

Under the WBCL, dividends are paid at the discretion of the board of directors. However, a Wisconsin corporation, such as M&I, may not make a distribution if after the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

M&I’s articles of incorporation provide that, subject to certain exceptions, as long as any share of TARP Preferred Stock remains outstanding, no dividend or distribution may be declared or paid on the common stock or any other shares ranking junior to the TARP Preferred Stock (other than dividends payable solely in shares of common stock) or having equal voting rights as the TARP Preferred Stock and no such stock may be redeemed by M&I or any of its subsidiaries unless all accrued and unpaid dividends for all past dividend periods on all outstanding shares of the TARP Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of the TARP Preferred Stock on the applicable record date). In addition, M&I is required to obtain the prior approval of the Federal Reserve Bank of Chicago and the DFI to pay a cash dividend on its common stock.

M&I’s articles of incorporation provide that in the event of any liquidation, dissolution or winding up of the affairs of M&I, holders of TARP Preferred Stock will receive, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock ranking junior to TARP Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (a) $1,000 per share and (b) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment. A merger does not constitute a liquidation, dissolution or winding up for purposes of this liquidation preference.

BMO

Under the Bank Act, BMO is prohibited from declaring dividends on its preferred or common stock if there are reasonable grounds for believing that BMO is, or the payment would cause BMO to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or any capital or liquidity directions of OSFI.

BMO is also restricted from paying dividends on its common stock unless all dividends declared and payable on BMO’s preferred shares have been paid or sufficient funds have been set aside to do so.

In the event of the liquidation, dissolution or winding-up of the affairs of BMO, holders of BMO common stock are entitled to share, pro rata, in BMO’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BMO and after payment of all amounts due to holders of BMO’s preferred shares upon liquidation.

Shareholder Suits

M&I

Under the WBCL, a shareholder or beneficial owner may commence a derivative proceeding (i.e., a civil suit in the right of a domestic corporation, such as M&I) if such shareholder or beneficial owner (1) was a shareholder or beneficial owner of M&I at the time of the act or omission complained of or became a shareholder or beneficial owner through transfer by operation of law from a person who was a shareholder or beneficial owner at that time and (2) fairly and adequately represents the interests of M&I in enforcing the right of the corporation.

BMO

Pursuant to the Bank Act, a shareholder, with the prior leave of a court having jurisdiction, may institute a lawsuit on behalf of BMO (i.e., shareholder derivative suit) or intervene in an action to which BMO is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of BMO.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

Neither BMO nor M&I has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to make these types of offers, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

References in this proxy statement/prospectus to “BMO” refer to Bank of Montreal, a Schedule I Bank under the Bank Act (Canada), and, unless the context otherwise requires, to its affiliates (other than M&I). References in this proxy statement/prospectus to “M&I” refer to Marshall & Ilsley Corporation, a Wisconsin corporation, and, unless the context otherwise requires, to its affiliates (other than BMO).

References in this proxy statement/prospectus to “US dollars,” “$”, “US$” or “USD” are to the lawful currency of the United States of America, and references to “C$”, “Canadian dollars” or “CDN” are to Canadian dollars; references to the “United States” or to “US” are to the United States of America.

Information contained in this proxy statement/prospectus regarding BMO has been provided by BMO and information contained in this proxy statement/prospectus regarding M&I has been provided by M&I.

BMO MARKET ACTIVITIES INVOLVING BMO COMMON STOCK

Since the announcement of the merger, BMO and certain of its affiliates have engaged, and intend to continue to engage throughout the proxy solicitation period, in various market making, derivatives hedging, brokerage, asset management and plan-related activities involving BMO common stock outside the United States (and, to a limited extent, within the United States). Among other things, BMO or one or more of its affiliates intends to engage in trades in BMO common stock for its own account and the accounts of its customers (and, to the extent described below, its employees) for the purpose of hedging their positions established in connection with the trading of certain derivatives relating to BMO common shares, hedging BMO’s position in respect of positions in its market making obligations related to certain exchange traded funds, effecting brokerage transactions for its customers and other customer facilitation transactions, in BMO common stock and effecting delivery of BMO common stock as required pursuant to certain of BMO’s benefit or compensation plans for employees. Further, certain of BMO’s asset management affiliates may buy and sell BMO common stock, or ETFs, funds or indices including BMO common stock, outside the United States (and, in the case of certain asset management activities, within the United States) as part of their ordinary investment management activities on behalf of their customers. These activities occur outside the United States and, in the case of unsolicited brokerage transactions (including in the context of asset management activities) and certain trades in broad-based indices that include BMO common stock, in the United States and the transactions in BMO common stock are effected on the TSX and the NYSE. The foregoing activities could have the effect of preventing or retarding a decline in the market price of BMO common stock. BMO has sought certain exemptive relief from the SEC in relation to Regulation M under the Exchange Act and has received certain exemptive relief from the Ontario Securities Commission in relation to its Rule 48-501 Trading During Distributions, Formal Bids And Share Exchange Transactions, in order to permit BMO and certain of its affiliates to engage in the foregoing activities during the proxy solicitation period.

LEGAL MATTERS

The validity of the BMO common stock to be issued in connection with the merger has been passed upon for BMO by Osler, Hoskin & Harcourt LLP (Toronto, Ontario, Canada).

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from M&I’s Annual Report on Form 10-K and the effectiveness of M&I’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the announcement by M&I and BMO that they had entered into the merger agreement and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated by reference into this proxy statement/prospectus. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of BMO as at October 31, 2010 and 2009 and for each of the years in the three-year period ended October 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting of BMO as of October 31, 2010 have been incorporated by reference in this proxy statement/prospectus from BMO’s Annual Report on Form 40-F for the year ended October 31, 2010, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, M&I’s board of directors knows of no matters that will be presented for consideration at the M&I special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before M&I’s shareholders at the M&I special meeting, or any adjournment or postponement of the meeting, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of M&I’s board of directors.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

M&I

M&I intends to postpone its 2011 Annual Meeting of Shareholders, which was originally scheduled to be held on April 26, 2011, pending completion of the merger. If the merger is completed, M&I will not reschedule or hold its 2011 Annual Meeting of Shareholders and there will be no M&I Annual Meeting of Shareholders thereafter. If the merger is not completed, M&I will hold its 2011 Annual Meeting of Shareholders and will inform shareholders of the date of such meeting. An M&I shareholder who wishes to either (1) present a proposal for inclusion in the proxy materials relating to M&I’s postponed 2011 Annual Meeting of Shareholders or (2) propose one or more director nominees for election to M&I’s board of directors will be required to submit his or her proposals on or before a deadline to be specified by M&I. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with M&I’s bylaws, which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. Shareholder proposals should be sent to M&I’s Corporate Secretary at M&I’s principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

BMO

Any BMO shareholder who intends to submit a proposal for inclusion in the management proxy circular for the 2011 annual meeting of BMO must submit the proposal to the Corporate Secretary of BMO by November 3, 2011 at 21st Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Proposals by shareholders of a bank may be made by certain registered or beneficial holders of shares that are entitled to vote at an annual meeting of shareholders. To be eligible to submit any shareholder proposal, a shareholder must satisfy certain eligibility criteria set forth in the Bank Act. Under the Bank Act, shareholder proposals may only be submitted at annual meetings of shareholders. A shareholder eligible to submit a proposal and entitled to vote at an annual meeting of shareholders may submit to BMO notice of any matter that the shareholder proposes to raise at the meeting provided that, among other things, the proposal is submitted to BMO at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in respect of BMO’s previous annual meeting of shareholders. The written proposal must contain certain information about the proposal and the shareholder making the proposal and otherwise comply with the procedures set forth in the Bank Act.

Under the Bank Act, in order for a shareholder proposal to include nominations of candidates for election to BMO’s board of directors, it must be signed by holders of not less than 5% of the issued and outstanding shares or 5% of the issued and outstanding shares of a class of shares entitled to vote at the meeting.

WHERE YOU CAN FIND MORE INFORMATION

M&I files reports, proxy statements and other information with the SEC as required under the Exchange Act. BMO is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

You may read and copy any reports, statements or other information filed by BMO or M&I at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by BMO and M&I, at http://www.sec.gov. You may also access the SEC filings and obtain other information about BMO and M&I through the websites maintained by BMO and M&I at http://www.bmo.com and http://www.micorp.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.

BMO files reports, statements and other information with the Canadian provincial and territorial securities administrators. BMO filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC’s EDGAR system, at http://www.sedar.com.

After the merger, BMO will furnish to you the same annual reports that it currently furnishes to BMO shareholders in the same manner and at the same time as it furnishes them to current BMO shareholders, including audited annual consolidated financial statements, unaudited quarterly consolidated financial statements and proxy circulars and related materials for meetings of shareholders. In addition, you will be able to request a copy of BMO’s Form 40-F.

BMO has filed a registration statement on Form F-4 to register with the SEC the BMO common stock to be issued in the merger. This document is a part of that registration statement and constitutes the prospectus of BMO in addition to being a proxy statement for the M&I shareholders.

Incorporation of Certain Documents by Reference

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by BMO and the exhibits to the registration statement. In addition, the SEC allows BMO and M&I to “incorporate by reference” information into this proxy statement/prospectus, which means that BMO and M&I can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information included directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that BMO and M&I have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

BMO Filings with the SEC (File No. 001-13354)	Period and/or Filing Date
Annual Report on Form 40-F	Year ended October 31, 2010, as filed December 8, 2010
Report of Foreign Issuer on Form 6-K*	Filed November 24, 2010
Reports of Foreign Issuer on Form 6-K*	Filed December 7, 2010 (3 filings)

BMO Filings with the SEC (File No. 001-13354)	Period and/or Filing Date
Report of Foreign Issuer on Form 6-K*	Filed December 13, 2010
Reports of Foreign Issuer on Form 6-K*	Filed December 17, 2010 (two filings)
Report of Foreign Issuer on Form 6-K*	Filed February 25, 2011
Report of Foreign Issuer on Form 6-K*	Filed March 1, 2011 (Acc-no: 0001193125-11-052258)
Reports of Foreign Issuer on Form 6-K*	Filed March 2, 2011 (two filings) (Acc-no: 0001193125-11-053234) (Acc-no: 0001193125-11-053437)
Report of Foreign Issuer on Form 6-K/A*	Filed March 15, 2011
Report of Foreign Issuer on Form 6-K*	Filed March 22, 2011
Report of Foreign Issuer on Form 6-K*	Filed March 28, 2011

M&I Filings with the SEC (File No. 001-33488)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2010, as filed March 1, 2011

*	Other than the portions of those documents not deemed to be filed.

All documents filed by BMO and M&I under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the M&I special meeting will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K and 40-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Reports of Foreign Private Issuer on Form 6-K, as well as proxy statements.

In addition, the description of BMO common stock contained in BMO’s registration statements under Section 12 of the Exchange Act is incorporated by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses.

Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 Attention: Corporate Secretary Telephone: (414) 765-7700	Bank of Montreal 100 King Street West 1 First Canadian Place, 21st Floor Toronto, Ontario Canada, M5X 1A1 Attention: Corporate Secretary Telephone: (416) 867-6785

If you would like to request documents, please do so by [—], 2011 to receive them before the M&I special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

BANK OF MONTREAL

and

MARSHALL & ILSLEY CORPORATION

Dated as of December 17, 2010

(Continued)

(Continued)

INDEX OF DEFINED TERMS

Section
1994 LTIP	1.8
Acquisition Proposal	6.8(b)
Agreement	Preamble
Articles of Merger	1.2
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
BMSCL Shares	4.2
Book-Entry Shares	1.4(d)
Certificate	1.4(d)
Certificate of Merger	1.2
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.26
Company	Preamble
Company Articles	3.1(b)
Company Benefit Plans	6.5(f)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	Recitals
Company Disclosure Schedule	9.12
Company Performance Units	1.8
Company Preferred Stock	3.2(a)
Company Restricted Share	1.6
Company SEC Reports	3.5(b)
Company Stock Award	1.7
Company Stock Option	1.5(a)
Company Stock Plans	1.5(b)
Company Warrant	Recitals
Company 401(k) Plan	6.5(c)
Confidentiality Agreements	6.2(b)
Controlled Group Liability	3.11(b)
Covered Employees	6.5(a)
Delaware Secretary	1.2
Derivative Contract	3.25
DFI	1.2
Dissenting Shareholders	1.4(h)
DLLCA	1.1(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
Employees	5.2(h)
Environmental Laws	3.18
ERISA	3.11(a)
ERISA Affiliates	3.11(b)
ESPP	1.8
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2

Index Of Defined Terms

(Continued)

Section
FDIC	1.3
Federal Reserve	3.4
Form F-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Holdco	Recitals
HSR Act	3.4
Indemnified Parties	6.6(a)
Intellectual Property	3.21(e)(i)
IRS	3.19
IT Assets	3.21(e)(ii)
Knowledge	9.4
Leased Properties	3.22
Letter of Transmittal	2.3(a)
Licensed Intellectual Property	3.21(e)(iii)
Liens	3.2(c)
Material Adverse Effect	3.8
Material Contract	3.17(a)
Merger	Recitals
Merger Consideration	1.4(c)
Merger Consideration Cash Amount	1.8
Merger Sub	Recitals
Merger Sub Common Stock	1.4(a)
Merger Sub Effective Date	Recitals
New Surviving Company Shares	1.4(h)
NYSE	1.8
OCC	3.4
Option Agreement	Recitals
OSFI	3.4
Owned Intellectual Property	3.21(e)(iv)
Owned Properties	3.22
Patents	3.21(e)(i)
Permitted Encumbrances	3.22
Premium Cap	6.6(c)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Capitalization Date	4.2
Purchaser Class A Preferred Stock	4.2
Purchaser Common Stock	1.4(c)
Purchaser Plans	6.5(a)
Purchaser Preferred Stock	4.2
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Purchaser 401(k) Plan	6.5(c)
Real Property	3.22(b)
Registered	3.21(e)(v)
Registration	3.21(e)(v)

Index Of Defined Terms

(Continued)

Section
Regulatory Agencies	3.5(a)
Regulatory Approvals	3.4
Requisite Regulatory Approvals	7.1(e)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.2(a)
Series B Preferred Consideration	1.4(h)
Series B Preferred Stock	Recitals
Significant Subsidiary	3.1(c)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.8(b)
Surviving Company	Recitals
Takeover Laws	3.10
TARP Purchase	Recitals
Tax	3.19
Tax Return	3.19
Terminated Benefit Plan	6.5(d)
Trade Secrets	3.21(e)(i)
Trademarks	3.21(e)(i)
Treasury	Recitals
Trust Account Common Shares	1.4(b)
TSX	2.3(f)
Voting Debt	3.2(a)
Warrant Purchase	Recitals
WBCL	1.1(a)

AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2010 (this “Agreement”), by and between Bank of Montreal, a Schedule I Bank under the Bank Act (Canada) (“Purchaser”) and Marshall & Ilsley Corporation, a Wisconsin corporation (“Company”).

RECITALS

A. The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B. As an inducement and condition to the entrance of Purchaser into this Agreement, Company and Purchaser are entering into a Stock Option Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Option Agreement”), pursuant to which Company is granting to Purchaser an option to purchase shares of common stock, par value $1.00 per share, of Company (the “Company Common Stock”).

C. In connection with the consummation of the Merger, a United States Subsidiary of Purchaser (which shall be the direct parent of Merger Sub) (“Holdco”), will purchase each share of the Company’s Senior Preferred Stock, Series B, issued and outstanding immediately prior to the Effective Time (the “Series B Preferred Stock”) (such purchase, the “TARP Purchase”) and may purchase the Warrant issued by the Company on November 14, 2008 to the United States Department of the Treasury (“Treasury”) in connection with the issuance of the Series B Preferred Stock (the “Company Warrant”) (such purchase, the “Warrant Purchase”).

D. The parties intend the Merger, together with the TARP Purchase, to qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code.

E. Purchaser shall form or cause the formation of a Delaware limited liability company and indirect, wholly owned Subsidiary of Purchaser (“Merger Sub”) and cause Merger Sub to join as a party to this Agreement in accordance with its terms; provided, however, that references to the date hereof and covenants to the extent made by and with respect to Merger Sub shall be deemed to refer to the date of formation of Merger Sub (“Merger Sub Effective Date”).

F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger (a) Subject to the terms and conditions of this Agreement, in accordance with (i) the Delaware Limited Liability Company Act (the “DLLCA”) and (ii) the Wisconsin Business Corporation Law (the “WBCL”), at the Effective Time Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Company shall cease.

(b) Subject to the consent of Company, which shall not be unreasonably withheld or delayed, Purchaser may at any time change the method of effecting the combination and/or the method of effecting the TARP Purchase if and to the extent requested by Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed (i) with the Department of Financial Institutions of the State of Wisconsin (the “DFI”), articles of merger (the “Articles of Merger”) as provided in Section 180.1105 of the WBCL, and (ii) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), a certificate of merger as provided in Section 18-209(c) of the DLLCA (the “Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Articles of Merger and the Certificate of Merger. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DLLCA.

1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, Company or the holder of any of the following securities:

(a) The common stock of Merger Sub, the terms of which shall be set forth in the limited liability company agreement of Merger Sub (the “Merger Sub Common Stock”), outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute, in addition to the New Surviving Company Shares (issued pursuant to Section 1.4(h)), the only outstanding common stock of the Surviving Company.

(b) All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned, directly or indirectly, by Company, Purchaser, Holdco or Merger Sub (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, which shall include any shares of Company Common Stock held in a rabbi or other trust for purposes of funding a Company Benefit Plan (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by Company, Purchaser, Holdco or Merger Sub in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist, and no stock of Purchaser or cash in lieu of fractional shares of Company Common Stock shall be delivered in exchange therefor.

(c) Subject to Section 1.4(e), each share of Company Common Stock, including Trust Account Common Shares and DPC Common Shares, but excluding all other shares of Company Common Stock owned by Company, Purchaser, Holdco or Merger Sub, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.1257 (the “Merger Consideration”) common shares, without nominal or par value, of Purchaser (the “Purchaser Common Stock”), subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.3(f).

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(f) Each share of the Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist as of the Effective Time, and Holdco shall receive, as consideration therefor, a portion of the New Surviving Company Shares pursuant to Section 1.4(h).

(g) If the Warrant Purchase shall have been consummated prior to the Effective Time, the Company Warrant shall be cancelled and shall cease to exist as of the Effective Time, and Holdco shall receive, as consideration therefor, a portion of the New Surviving Company Shares pursuant to Section 1.4(h).

(h) In exchange for, and in consideration of (i) Purchaser delivering the Merger Consideration pursuant to Section 2.3(d) and any shares of Company Common Stock that are cancelled pursuant to Section 1.4(b), (ii) the cancellation of the Series B Preferred Stock in accordance with Section 1.4(f) and (iii) subject to consummation of the Warrant Purchase, the cancellation of the Company Warrant pursuant to Section 1.4(g), the Surviving Company will issue to its sole member at the Effective Time 1,000,000 (or such other number as is agreed by the Surviving Company and Purchaser) shares of Merger Sub Common Stock (such common shares, the “New Surviving Company Shares”).

(i) If the Warrant Purchase shall not have been consummated prior to the Effective Time, the Company Warrant shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Purchaser Common Stock, and Purchaser will assume such warrant subject to its terms; provided, however, that after the Effective Time:

(i) the number of shares of Purchaser Common Stock purchasable upon exercise of the Company Warrant will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Warrant immediately before the Effective Time, and (y) the Merger Consideration, rounded to the nearest one-hundredth (1/100th) of a share; and

(ii) the per share exercise price for the Company Warrant will equal the quotient of (x) the per share exercise price of the Company Warrant in effect immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest one-tenth (1/10th) of a cent.

1.5 Stock Options.

(a) At the Effective Time, all outstanding and unexercised employee and director options to purchase shares of Company Common Stock (each, a “Company Stock Option”) will vest in full and then cease to represent an option to purchase Company Common Stock and will be converted automatically into options to purchase Purchaser Common Stock, and Purchaser will assume each Company Stock Option subject to its terms; provided, however, that after the Effective Time:

(i) the number of shares of Purchaser Common Stock purchasable upon exercise of each Company Stock Option will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Stock Option immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest whole share; and

(ii) the per share exercise price for each Company Stock Option will equal the quotient of (x) the per share exercise price of the Company Stock Option in effect immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest cent.

(b) Notwithstanding the foregoing, (i) the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to the Company Stock Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code and (ii) in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Stock Option shall continue to be governed by the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time (after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans, the award agreements thereunder or any other agreement applicable to such Company Stock Options). As used in this Agreement, the term “Company Stock Plans” means the plans set forth in Section 1.5(b) of the Company Disclosure Schedule.

1.6 Company Restricted Shares. Each share of Company Common Stock subject to vesting, repurchase or other lapse restrictions pursuant to any of the Company Stock Plans (each, a “Company Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions and any repurchase right shall lapse, as of the Effective Time and, at the Effective Time, the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Company Restricted Share in accordance with Section 1.4(c).

1.7 Other Stock-Based Awards. At the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock including, a deferred share of Company Common Stock, granted under any of the Company Stock Plans that is outstanding immediately prior to the Effective Time (other than Company Stock Options and Company Restricted Shares) (each, a “Company Stock Award”) shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a right or award with respect to Purchaser Common Stock, and Purchaser will assume each Company Stock Award subject to its terms; provided, however, that after the Effective Time the number of shares of Purchaser Common Stock subject to the Company Stock Award will equal the product of (a) the number of shares of Company Common Stock subject to the Company Stock Award immediately before the Effective Time and (b) the Merger Consideration, rounded to the nearest whole share. Except as specifically provided above, following the Effective Time, each Company Stock Award shall continue to be governed by the same terms and conditions as were applicable under such Company Stock Award immediately prior to the Effective Time (after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the terms of the Company Stock Awards).

1.8 Company Performance Units. At the Effective Time, each outstanding and unsettled performance unit (the “Company Performance Units”) granted under Company’s 1994 Long-Term Incentive Plan for Executives (the “1994 LTIP”) shall vest and be converted into the right to receive a payment in cash equal to the number of shares of Company Common Stock underlying such Company Performance Unit multiplied by the Merger Consideration Cash Amount, subject to the maximum amount set forth in the applicable award terms. The payment in respect of the Company Performance Units shall be made to the holders thereof as soon as reasonably practicable following the Effective Time and in no event later than five (5) business days following the Effective Time. For purposes hereof, the “Merger Consideration Cash Amount” shall equal the (i) Merger Consideration multiplied by (ii) the average of the closing sale prices of Purchaser Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five (5) trading days immediately preceding the second trading day prior to the Effective Time.

1.9 Employee Stock Purchase Plan. All shares of Company Common Stock purchased pursuant to the Company’s 2009 Employee Stock Purchase Plan (the “ESPP”) on or prior to the termination of the ESPP as contemplated by Section 6.13 below shall be converted into the right to receive the Merger Consideration in accordance with Section 1.4(c) of this Agreement.

1.10 Limited Liability Company Agreement of the Surviving Company. The limited liability company agreement of the Surviving Company shall be the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law.

1.11 Managers and Officers. The managers and authorized persons of Merger Sub immediately prior to the Effective Time shall be the managers and authorized persons of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.12 Effect on Purchaser Common Stock; Required Purchaser Action. Each share of Purchaser Common Stock outstanding immediately prior to the Effective Time will remain outstanding. Before the Effective Time, Purchaser will take all corporate action necessary to authorize for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of Company Stock Options in accordance with Section 1.5 and for delivery in respect of Company Stock Awards in accordance with Section 1.7. As of the Effective Time, Purchaser will file one or more appropriate registration statements (on Form F-3 or Form F-8, or any successor or other appropriate forms) with respect to the Purchaser Common Stock underlying the Company Stock Options pursuant to Section 1.5 and in respect of Company Stock Awards pursuant to Section 1.7.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint a bank or trust company selected by Purchaser and reasonably acceptable to Company, or Purchaser’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize the Exchange Agent to deliver an aggregate number of shares of Purchaser Common Stock equal to the aggregate Merger Consideration and (b) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (the “Exchange Fund”).

2.3 Exchange Procedures.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate(s) or Book Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Purchaser Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Purchaser Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Purchaser Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Common Stock that is not registered in the stock transfer records of Company, the shares of Purchaser Common Stock and cash in lieu of fractional shares of Purchaser Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser or the Surviving Company) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Purchaser Common Stock otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, Purchaser or the Surviving Company, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Purchaser Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one ten-thousandth, of the closing sale prices of Purchaser Common Stock based on information reported by the Toronto Stock Exchange (“TSX”) as reported in The Toronto Stock Exchange Daily Record (with each such trading day’s applicable price converted into United States dollars using the noon rate of exchange reported with respect to such day by the Bank of Canada) for the five (5) trading days immediately preceding the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the one year anniversary of the Effective Time may be paid to Purchaser. In such event, any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Purchaser or the Exchange Agent, the posting by such person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as (i) Previously Disclosed or (ii) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Company prior to the date hereof and on or after the date on which Company filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company hereby represents and warrants to Purchaser and Merger Sub as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly incorporated, validly existing and in active status under the laws of the State of Wisconsin. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Company is duly registered as a bank holding company and financial holding company under the Bank Holding Company Act of 1956 (“BHC Act”) and meets the applicable requirements for qualification as such.

(b) True, complete and correct copies of the Restated Articles of Incorporation of Company, as amended (the “Company Articles”), and the Amended and Restated By-laws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Company and made available to Purchaser.

(c) Company has Previously Disclosed a list of all its Subsidiaries. Each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall have the meaning ascribed to it in Section 2(d) of the BHC Act. The deposit accounts of each of its Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, bylaws and similar governing documents of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Company, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of Company consists of 700,000,000 shares of Company Common Stock, of which, as of December 15, 2010 (the “Company Capitalization Date”), 528,410,981 shares were issued and outstanding, and 5,000,000 shares of Company preferred stock, par value $1.00 per share (the “Company Preferred Stock”) of which, as of the Company Capitalization Date, 1,715,000 shares are designated as Series B Preferred Stock, 1,715,000 shares of which are issued and outstanding. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for shares of Company Common Stock reserved for issuance in connection with stock options under the Company Stock Plans to purchase not more than 31,573,185 shares of Company Common Stock outstanding as of the Company Capitalization Date, 27,860,939 shares of Company Common Stock reserved for issuance pursuant to future awards under the Company Stock Plans, 13,815,789 shares of Company Common Stock reserved for issuance upon the exercise of the Company Warrant and 104,096,963 shares of Company Common Stock reserved for issuance pursuant to the Option Agreement. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Company are issued or outstanding. As of the Company Capitalization Date, except pursuant to this Agreement, the Company Warrant and the Option Agreement, under the Company Stock Plans as set forth herein, and Company’s dividend reinvestment plan, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any shares of Company Common Stock other than under the 1994 LTIP, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company. As of the Company Capitalization Date, except for the Option Agreement, there are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) except in connection with the Company Warrant, pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).

(b) Other than awards under the Company Stock Plans and the 1994 LTIP that are outstanding as of the Company Capitalization Date, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, Company has not (i) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company, other than the issuance of shares of Company Common Stock as salary, the withholding of such shares and the grant of restricted shares on December 15, 2010 to those individuals whose compensation has been modified consistent with restrictions under the Troubled Asset Relief Program or in connection with the exercise of Company Stock Options or settlement in accordance with their terms of the Company Stock Plans that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards. From September 30, 2010 through the date of this Agreement, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Benefit Plan.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Significant Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority to execute and deliver this Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly adopted and approved by the Board of Directors of Company by a unanimous vote thereof. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock, no other corporate proceedings on the part of Company are necessary to approve this Agreement or the Option Agreement, or to consummate the transactions contemplated hereby and thereby. This Agreement and the Option Agreement have been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Merger Sub, as applicable) constitute the valid and binding obligations of Company, enforceable against Company in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement or the Option Agreement by Company, nor the consummation by Company of the transactions contemplated hereby and thereby, nor compliance by Company with any of the terms or provisions of this Agreement or the Option Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), TSX, NYSE, state securities authorities, the Financial Industry Regulatory Authority, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the United States Office of the Comptroller of the Currency (the “OCC”), any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Company’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form F-4 (or such other applicable form) (the “Form F-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form F-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iv) the filing of the Articles of Merger with the DFI and the Certificate of Merger with the Delaware Secretary, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the TSX and NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement and the Option Agreement. As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

3.5 Reports.

(a) Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with (i) the Federal Reserve, (ii) the FDIC, (iii) the OCC, (iv) the Office of Thrift Supervision, (v) any state banking or other state regulatory authority, including the DFI and the Missouri Department of Economic Development, (vi) the SEC, (vii) any foreign regulatory authority and (viii) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2007 (the “Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).

3.6 Financial Statements.

(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Company nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2010 or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7 Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Purchaser.

3.8 Absence of Changes. Since December 31, 2009, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on

Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (F) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries hold, and have at all times since December 31, 2007 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable law, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and all applicable laws relating to broker-dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and neither the Company nor any of its Subsidiaries knows of, or has received since January 1, 2008, written notice of, any material defaults or material violations of any applicable law.

(b) Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.10 State Takeover Laws. The Board of Directors of Company has approved this Agreement and the Option Agreement and the transactions contemplated hereby and thereby as required to render inapplicable to such agreements and such transactions Sections 180.1140 to 180.1144 of the WBCL, and any applicable provisions of the takeover laws of any other state, including any “moratorium,” “control share,” “takeover” or “interested stockholder” law (collectively, the “Takeover Laws”). No “fair price” law is applicable to such agreements or transactions.

3.11 Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Company Benefit Plan. With respect to each Company Benefit Plan, (i) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) or 401(k) of the Code is so qualified; (ii) no material Controlled Group Liability could reasonably be expected to be incurred by Company or any of its ERISA Affiliates; (iii) neither Company nor any of its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a material civil penalty or material tax under Section 409 or 502(i) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 or 4976 of the Code; and (iv) there are no material pending, threatened or anticipated claims relating to any of the Company Benefit Plans or any trusts related thereto other than routine claims for benefits. No Company Benefits Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(b) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (A) result in any payment or benefit becoming due or payable, or required to be provided, to any Employee, (B) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Employee, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) result in any material limitation on the right of Company or any of its Subsidiaries to amend, merge or terminate any Company Benefit Plan or related trust or (E) constitute a triggering event under any Company Benefit Plan which would result in any material payment which could constitute an “excess parachute payment” (as such term is defined in Code Section 280G(b)(1)) to any present or former employee, director or individual consultant of Company or any of its Subsidiaries. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code, in each case, other than any such liability arising from any Company Benefit Plan. “ERISA Affiliates” means any entity if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or part of the same “controlled group” as Company for purposes of ERISA Section 302(d)(8)(C) or Code Section 414(b) or (c) or a member of an affiliated service group for purposes of Code Section 414(m).

(c) Each Company Benefits Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (i) between January 1, 2005 and December 31, 2008, been operated in all material respects in good faith compliance with Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by Company or any of its Subsidiaries to any current or former employee or director have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

3.12 Approvals. As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Board of Directors of Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

3.14 Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Proxy Statement and Form F-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.15 Loan Put-Backs. Company has Previously Disclosed to Purchaser all material claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company and its Subsidiaries between January 1, 2008 and the date hereof that are outstanding or threatened in writing, in each case, as of the date hereof.

3.16 Legal Proceedings.

(a) There is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement and the Option Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

(b) Since December 31, 2008, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received by Company or any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries in the ordinary course of business or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

3.17 Material Contracts.

(a) Except for those agreements and other documents filed as exhibits or incorporated by reference to Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 or filed or incorporated in any of its other SEC Filings filed since March 1, 2010 and prior to the date hereof or as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) that materially restricts the conduct of any line of business by Company or, to Company’s Knowledge, upon consummation of the Merger will materially restrict the ability of Purchaser to engage in any line of business in which a financial holding company may lawfully engage; (iii) to which any affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it) or (iv) that is material to it or its financial condition or results of operations.

(b) (i) Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither Company nor any of its Subsidiaries, and, to Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract.

3.18 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have complied with all any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health, safety or natural resources; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”); (d) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to any Environmental Law and, to Company’s Knowledge, there is no reasonable basis for any such proceeding, claim, action or investigation; (e) there are no agreements, orders, judgments, indemnities or decrees by or with any person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law; (f) to Company’s Knowledge, there are, and have been, no hazardous substances or other environmental conditions at any property (currently or formerly owned, operated, or otherwise used by Company or any of its Subsidiaries) under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (g) to Company’s Knowledge, there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

3.19 Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are required to be paid or that Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company. None of the material Tax Returns or material matters, in each case pertaining to (i) income Taxes of Company or any of its Subsidiaries or (ii) state franchise taxes imposed with reference to the income, net income, assets, or capital stock of Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the U.S. Internal Revenue Service (“IRS”) or the relevant state, local or foreign Taxing authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened. No material deficiencies have been asserted or assessments made against Company or any of its Subsidiaries that has not been paid or resolved in full. No material claim has been made against Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where Company or its Subsidiaries does not file Tax Returns that Company or its Subsidiaries is or may be subject to taxation by that jurisdiction. No material liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Neither Company nor any of its Subsidiaries (A) have ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Company was the common parent, (B) has any liability for a material amount of Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes. Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b). Company has made available to Purchaser true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2008 and 2009. None of Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law.) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

3.20 Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent or impede, or could reasonably be expected to prevent or impede, the Merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to the holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain).

3.21 Intellectual Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company:

(a) Each of Company and its Subsidiaries (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. The Owned Intellectual Property is subsisting and, to the Knowledge of Company, valid and enforceable. To the Knowledge of Company, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted. Each of Company and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Company’s Knowledge, the operation of Company and each of its Subsidiary’s respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third person, and no person has asserted in writing that Company or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any third person’s Intellectual Property rights. To Company’s Knowledge, no third person has infringed, diluted, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c) Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets.

(d) Company’s and each of its Subsidiary’s respective IT Assets operate and perform as required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. Company and each of its Subsidiaries is compliant with all applicable laws, rules and regulations, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e) For purposes of this Agreement,

(i) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith (“Patents”); (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(ii) “IT Assets” means, with respect to any person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such person or such person’s Subsidiaries.

(iii) “Licensed Intellectual Property” means the Intellectual Property owned by third persons that is used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted.

(iv) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

(v) “Registered” or “Registration” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

3.22 Properties. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Company SEC Reports as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor. There are no pending or, to the Knowledge of Company, threatened (in writing) condemnation proceedings against the Real Property.

3.23 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.24 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Company has Previously Disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c) Since January 1, 2008, (A) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.25 Derivatives. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a “Derivative Contract”), whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, neither Company nor its Subsidiaries, nor to Company’s Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of it and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in its books and records and the books and records of such Subsidiaries, in each case in accordance with GAAP consistently applied.

3.26 Labor. (i) Neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement); (ii) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (iii) to the Knowledge of Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (iv) no Collective Bargaining Agreement is being negotiated by Company or, to the Knowledge of Company, any of its Subsidiaries; (v) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of Company, threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (vi) to the Knowledge of the Company, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity and (vii) Company has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Except as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Purchaser prior to the date hereof and on or after the date on which Purchaser filed with the SEC its Annual Report on Form 40-F for its fiscal year ended October 31, 2010 (but disregarding disclosures contained under the heading “Factors That May Affect Future Results,” or disclosure of risks set forth in any “forward-looking statements” or factors that may affect future results disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser and Merger Sub, jointly and severally, hereby represent and warrant to Company as follows:

4.1 Corporate Organization. Purchaser is a Schedule I Bank under the Bank Act (Canada). Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of

Delaware. Each of Purchaser and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such.

4.2 Capitalization. The authorized capital stock of Purchaser consists of (i) an unlimited number of shares of Purchaser Common Stock, of which, as of October 31, 2010, (the “Purchaser Capitalization Date”), 566,468,440 were issued and outstanding, (ii) an unlimited number of class A preferred shares (“Purchaser Class A Preferred Stock”), of which, as of the Purchaser Capitalization Date, none were issued and outstanding, and (iii) an unlimited number of class B preferred shares (together with the Purchaser Class A Preferred Stock, the “Purchaser Preferred Stock”), of which, as of the Purchaser Capitalization Date, 99,000,000 were issued and outstanding. As of the Purchaser Capitalization Date, 15,232,139 shares of Purchaser Common Stock were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). As of the Purchaser Capitalization Date, 41,817 Class B Shares of Bank of Montreal Securities Canada Limited, which are convertible into 101,197 shares of Purchaser Common Stock, and 75,413 Class E Shares of Bank of Montreal Securities Canada Limited, convertible into 150,827 shares of Purchaser Common Stock, were issued and outstanding (the “BMSCL Shares”). All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement, the Purchaser Stock Plans and the BMSCL Shares, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or other equity securities of Purchaser. The shares of Purchaser Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Authority; No Violation.

(a) Each of Purchaser and Merger Sub has full corporate (or similar) power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and Purchaser has all necessary corporate power and authority to execute the Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously adopted and approved by the Board of Directors of Purchaser and Merger Sub. The execution and delivery of the Option Agreement and the consummation of the transactions contemplated thereby have been duly, validly and unanimously approved by the Board of Directors of Purchaser. This Agreement has been duly and validly executed and delivered by each of Purchaser and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement or the Option Agreement, nor the consummation by Purchaser and Merger Sub, as applicable, of the transactions contemplated hereby or thereby, nor compliance with any of the terms or provisions of this Agreement or the Option Agreement, will (i) violate any provision of the Bank Act (Canada), or (ii) assuming that the consents, approvals and filings referred to in

Section 4.4 are duly obtained and/or made, (A) violate any other law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form F-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iii) the filing of the Articles of Merger with the DFI pursuant to the WBCL and the Certificate of Merger with the Delaware Secretary, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the TSX and the NYSE, (v) any notices or filings under the HSR Act, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the TSX and NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or the Option Agreement or in connection with the execution and delivery by Merger Sub of this Agreement. Purchaser and Treasury have reached an agreement in principle with respect to the material financial terms of the TARP Purchase and the Warrant Purchase, in each case on terms and conditions previously disclosed to Company.

4.5 Reports.

(a) Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act since December 31, 2007 and prior to the date of this Agreement (the “Purchaser SEC Reports”) is publicly available. No such Purchaser SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Purchaser SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.6 Financial Statements. The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with Canadian generally accepted accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with Canadian generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, KPMG LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to J.P. Morgan Securities Inc., and other than as previously disclosed to Company.

4.8 Compliance with Applicable Law.

(a) Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2007 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser and, to the knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of any, applicable law, statute, order, rule, regulation, policy or guideline of any Government Entity relating to Purchaser or any of its Subsidiaries.

4.9 Legal Proceedings. (a) Other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries.

(b) There is no injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser that would reasonably be expected to materially impede or delay consummation by Purchaser of the transactions contemplated by this Agreement.

4.10 Taxes. Each of Purchaser and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Purchaser or any of its Subsidiaries for which Purchaser does not have reserves that are adequate under Canadian generally accepted accounting principles.

4.11 Absence of Changes. Since October 31, 2010, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.12 Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Purchaser Information. The information relating to Purchaser and its Subsidiaries that is provided by Purchaser or its representatives for inclusion in the Proxy Statement and the Form F-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form F-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.14 Reorganization. Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent or impede, or could reasonably be expected to prevent or impede, the Merger, together with the TARP Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to the holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). Purchaser will satisfy the “active trade or business test” (within the meaning of Treasury Regulation 1.367(a)-3(c)(3)) applicable with respect to the Merger.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement or the Option Agreement, as required by applicable law, or with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, (i) Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (ii) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company, Merger Sub or Purchaser to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Option Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time, except as Previously Disclosed, as expressly contemplated or permitted by this Agreement or the Option Agreement, or as required by applicable law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed):

(a) Other than pursuant to the Option Agreement or the Company Warrant, (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or (ii) permit any additional shares of its stock to become subject to new grants, except for issuances under dividend reinvestment plans and the Company Benefit Plans, in the ordinary course of business.

(b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on the Company Common Stock at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date hereof, (C) required dividends on any Company Preferred Stock or on the preferred stock of its Subsidiaries or (D) required dividends on the common stock of any Subsidiary) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment plans or the Company Benefit Plans).

(c) Amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into (i) any contract or other binding obligation that is material to Company and its Subsidiaries, taken as a whole, (ii) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted or (iii) any contract or other binding obligation relating to the Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness.

(d) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(f) Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Significant Subsidiaries.

(g) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.

(h) Except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), other than increases to Employees who are not directors or executive officers of Company in the ordinary course consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (v) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law.

(i) Notwithstanding anything herein to the contrary, take, or omit to take, any action that would, or is reasonably likely to, (x) prevent or impede the Merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (y) cause the shareholders of the Company to recognize gain pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain), or, except as may be required by applicable law, regulation or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(j) Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business.

(k) Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or requested by a Regulatory Agency.

(l) Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by law or requested by a Regulatory Agency.

(m) Settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $1,000,000 and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries.

(n) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(o) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

(p) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a) Amend the Purchaser Bylaws or similar governing documents of any of its Significant Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or that would materially impede Purchaser’s ability to consummate the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, take, or omit to take, any action that would, or is reasonably likely to, (x) prevent or impede the Merger, together with the TARP Purchase and Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) cause the shareholders of the Company to recognize gain pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain), or, except as may be required by applicable law, regulation or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; provided that nothing in this Section 5.3(b) shall preclude Purchaser from exercising its rights under the Option Agreement.

(c) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters. Purchaser and Company shall promptly prepare and file with the SEC the Form F-4, in which the Proxy Statement will be included as a prospectus. Each of Purchaser and Company shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to its shareholders. Purchaser shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(a) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the TARP Purchase and the Warrant Purchase), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Purchaser shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the information relating to Company or Purchaser, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; provided that Purchaser shall be permitted to redact from copies provided to Company of written materials submitted or intended for submission by Purchaser to OSFI, information relating to the business or operations of Purchaser to the extent that access to such information is not required for Company to reasonably assess the status of matters relating to consummation of the transactions contemplated by this Agreement, and Purchaser need not include Company in meetings, or portions of meetings, between Purchaser (or any of its affiliates) and OSFI in which the business or operations of Purchaser will be discussed with OSFI, provided that if such a discussion is germane to the status of matters relating to the consummation of the transactions contemplated by this Agreement, Purchaser will promptly inform Company of the occurrence of such a meeting and the general subject discussed and provide Company with summary information conveying the import of the matters discussed.

(b) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form F-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Form F-4 will, at the time the Form F-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form F-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form F-4 or the Proxy Statement.

(c) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Purchaser, Company and their respective Subsidiaries; provided, however, that nothing contained in this Agreement shall require Purchaser to take any actions specified in this Section 6.1(c) that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Company) on Purchaser or Company.

(d) Purchaser agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of Company’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

(e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

(f) Purchaser shall cause Holdco and the Surviving Company to comply with the “reporting requirements” of Treasury Regulations Section 1.367(a)-3(c)(6).

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between the parties as of December 9, 2010 and December 15, 2010 (the “Confidentiality Agreements”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval. The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Company will take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to convene a meeting of its shareholders, as promptly as practicable, to consider and vote upon approval of this Agreement as well as any other such matters. The Board of Directors of Company will use all reasonable best efforts to obtain from its shareholders a vote approving this Agreement. However, if the Board of Directors of Company, after consultation with (and based on the advice of) outside counsel, determines in good faith that, because of the receipt by Company of an Acquisition Proposal that the Board of Directors of Company concludes in good faith constitutes a Superior Proposal, it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to Company’s shareholders, the Board of Directors of Company may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that Company may not take any actions under this sentence until after giving Purchaser at least three business days to respond to any such Acquisition Proposal or other circumstances giving rise to such particular proposed action (and after giving Purchaser notice of the latest material terms, conditions and identity of the third party in any such Acquisition Proposal or describe in reasonable detail such other circumstances) and then taking into account any amendment or modification to this Agreement proposed by Purchaser. Nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit this Agreement to its shareholders for a vote. The Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

6.4 TSX and NYSE Listing. Purchaser shall cause the shares of Purchaser Common Stock to be issued in the Merger to have been authorized for listing on the TSX and NYSE, subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters.

(a) Following the Closing Date, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries (other than Company and its Subsidiaries) (collectively, the “Purchaser Plans”), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Purchaser Plan; and (ii) until such time as Purchaser shall cause Covered Employees to participate in the Purchaser Plans, a Covered Employee’s continued participation in employee benefit plans and compensation opportunities of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Purchaser Plans may commence at different times with respect to each Purchaser Plan). Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall, or shall cause the Surviving Company to maintain the Company’s Reduction in Force Severance Policy (as amended) without amendment following the Effective Time (the “Company Severance Plan”) and provide each Covered Employee whose employment is terminated (other than under circumstances that constitute a termination for “cause” or who are not otherwise party to an individual agreement that provides for severance pay) during the one-year period following the Effective Time with severance under the Company Severance Plan.; provided that, the severance benefits provided to a terminated Covered Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Covered Employee and may be conditioned on the Covered Employee signing a separation and general release agreement in the form reasonably acceptable to Purchaser. In addition, Purchaser shall, or shall cause the Surviving Company to, honor the obligations with respect to Company’s retiree medical program as set forth in Section 6.5(a) of the Company Disclosure Schedule.

(b) To the extent that a Covered Employee becomes eligible to participate in a Purchaser Plan, Purchaser shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with Company or its Subsidiaries (or their predecessor entities) for purposes of eligibility, vesting and benefit accrual (other than for purposes of benefit accruals under any Purchaser Plan that is a defined benefit pension plan), under such Purchaser Plan, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service (A) shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service and (B) shall not apply for purposes of any Purchaser Plan under which similarly-situated employees of Purchaser and its Subsidiaries do not receive credit for prior service; and (ii) with respect to any Purchaser Plan that provides health plan or other welfare benefits in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, use its reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser Plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit

Plan in which such Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser Plan. For purposes of any cash balance pension plan maintained or contributed to by Purchaser or any of its Subsidiaries in which Covered Employees become eligible to participate following the Effective Time, the Covered Employees’ level of benefit accruals under any such plans (for periods of service following the Effective Time) shall be determined based on the Covered Employees’ credited service prior to the Effective Time (as recognized for the same purpose by Company for purposes of the tax-qualified retirement plans maintained or sponsored by Company immediately prior to the Effective Time) and with the Surviving Company following the Effective Time.

(c) Effective as of immediately prior to, and contingent upon, the Closing Date, Company shall adopt such resolutions and/or amendments to terminate the Company Retirement Savings Plan or any 401(k) plan of any of its Subsidiaries (collectively, “Company 401(k) Plan”). Company shall provide Purchaser with a copy of the resolutions and/or plan amendments evidencing that the Company 401(k) Plan has been terminated in accordance with its terms. Prior to the Effective Time and thereafter (as applicable), Company and Purchaser shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Purchaser (the “Purchaser 401(k) Plan”) to (i) permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (ii) obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan. Each Covered Employee shall become a participant in the Purchaser 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.5(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(d) If requested by Purchaser in writing within thirty (30) business days prior to the Effective Time, effective as of, and contingent upon, the Closing Date, Company shall adopt such resolutions and/or amendments terminate each Company Benefit Plan listed in Section 6.5(d) of the Company Disclosure Schedule (each, a “Terminated Benefit Plan”). Company shall provide Purchaser with a copy of the resolutions and/or plan amendments evidencing that each Terminated Benefit Plan has been terminated. Each Covered Employee or other eligible participant shall become a participant in the Purchaser benefit plan that is comparable to the Terminated Benefit Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.5(b)), it being agreed that there shall be no gap in coverage under, or participation in, any benefit plan or program of the type that Purchaser requests Company to terminate. Notwithstanding the foregoing, in no event shall Company be required to terminate the Company’s Flex Benefit Plan until December 31, 2011, unless Purchaser makes arrangements, including amendments to the Purchaser flex benefit plans, to ensure that the participants in the Company’s Flex Benefit Plan for the calendar year in which the Effective Time occurs are able to have the full plan year in which to use the amounts elected under such plan and are not otherwise adversely impacted.

(e) From and after the Effective Time, subject to the requirements of applicable law, Purchaser shall honor all obligations to current and former employees of Company and its Subsidiaries under the Company Benefit Plans, including all employment or severance agreements entered into by Company or its Subsidiaries or adopted by the Board of Directors of Company. From and after the Effective Time, Purchaser shall, or shall cause the Surviving Company to, take all action necessary to effectuate the agreements set forth in Section 6.5(e) of the Company Disclosure Schedule.

(f) Nothing in this Section 6.5 shall be construed to limit the right of Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require the Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date. This Agreement shall inure exclusively to the benefit of, and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

(g) For purposes of this Agreement, “Company Benefit Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, retirement or post-retirement, vacation, stock option, stock purchase, stock appreciation rights, stock based or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, for the benefit of any employee, former employee, director or former director of Company or any of its Subsidiaries entered into, maintained or contributed to by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is obligated to contribute, or with respect to which Company or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Company or any of its Subsidiaries or to any beneficiary or dependant thereof.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Purchaser and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director, officer and employee of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement and the Option Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 350% of the annual premiums paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Company, prior to the Effective Time and in lieu of the foregoing, Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including subject to the Premium Cap) and fully pay for such policy prior to the Effective Time.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually and materially prejudiced as a consequence.

(d) If Purchaser or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Purchaser will cause proper provision to be made so that the successors and assigns of Purchaser will assume the obligations set forth in this Section 6.6.

6.7 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Purchaser and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8 No Solicitation.

(a) Company agrees that it will not, and will cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event Company receives an unsolicited bona fide Acquisition Proposal and the Board of Directors of Company concludes in good faith that such Acquisition Proposal constitutes or is more likely than not to result in a Superior Proposal, Company may, and may permit its Subsidiaries and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Board of Directors of Company concludes in good faith (and based on the advice of outside counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso or engaging in any negotiations, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to Company than the Confidentiality Agreement of December 9, 2010. Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal and will use its reasonable best efforts, subject to applicable law, to (x) enforce any confidentiality or similar agreement relating to an Acquisition Proposal and (y) within ten business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Purchaser and its affiliates) pursuant to any such confidentiality or similar agreement. Company will promptly (and in any event within 24 hours) advise Purchaser following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Purchaser promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.

(b) Nothing contained in this Agreement shall prevent Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

As used in this Agreement, “Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement, any sale of whole loans and securitizations in the ordinary course and any bona fide internal reorganization.

As used in this Agreement, “Superior Proposal” means an bona fide written Acquisition Proposal that the Board of Directors of Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

6.9 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement or the Option Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.10 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Company’s Board of Directors or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

6.11 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.12 Shareholder Litigation. The Company shall give Purchaser the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and the Option Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.13 Dividend Reinvestment. Company shall take all necessary action to terminate any dividend reinvestment plans and stock purchase plans effective as soon as possible after the date of this Agreement (taking into account any Company dividends that have been declared but not yet paid as of the date hereof). In addition, upon the effective termination of any dividend reinvestment plan, each participant’s account will continue to be maintained with Company’s transfer agent in accordance with the terms of such plan. Cash will be paid in lieu of any fractional shares upon distribution.

6.14 Restructuring Efforts. If Company shall have failed to obtain the required vote of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms of this Agreement, including the amount or kind of the merger consideration, in a manner adverse to such party or its shareholders) and/or to resubmit the transaction to Company’s shareholders for approval.

6.15 TRUPS Redemption. Company shall take all action necessary to effect, or cause to be effected, at least three business days prior to the Closing Date, but contingent upon the occurrence thereof, the redemption of all outstanding junior subordinated debt securities issued to any trust Subsidiary of Company, including Gold Banc Trust III, Gold Banc Trust IV, Gold Banc Capital Trust V and Trustcorp Statutory Trust I, and the concurrent redemption of all preferred capital securities issued by such trust Subsidiaries, in each case in accordance with the terms thereof and the indentures related thereto.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the shareholders of Company entitled to vote thereon.

(b) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the TSX and NYSE, subject to official notice of issuance.

(c) Form F-4. The Form F-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, OSFI, the OCC and under the HSR Act, and (ii) any other regulatory approvals set forth in Sections 3.4 and 4.4 the failure of which to obtain would reasonably be expected to have a material adverse effect on Purchaser or Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Section 3.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Sullivan & Cromwell LLP, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that (i) the Merger, together with the TARP Purchase, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Purchaser, Holdco and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) and that the Merger will not result in gain recognition to the holders of Company Common Stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Sullivan & Cromwell LLP will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser, Merger Sub, Holdco and Company.

(d) Regulatory Conditions. There shall not be any action taken or determination made, or any law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or Surviving Company that would have a Material Adverse Effect on Purchaser, Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.

(e) TARP. Holdco shall have purchased from Treasury, and shall beneficially own all right, title and interest in, all of the issued and outstanding shares of the Series B Preferred Stock for an aggregate cash purchase price equal to the sum of (i) the aggregate Liquidation Amount (as defined in the Company Articles) of the Series B Preferred Stock and (ii) the amount of any accrued and unpaid dividends with respect to the Series B Preferred Stock to, but excluding, the Closing Date.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c) Tax Opinion. Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that (i) the Merger, together with the TARP Purchase, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Purchaser, Holdco and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) and that the Merger will not result in gain recognition to the holders of Company Common Stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Wachtell, Lipton, Rosen & Katz will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser, Merger Sub, Holdco and Company.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:

(a) by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b) by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Company or Purchaser, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of the Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 60 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Purchaser, if Company or the Board of Directors of Company (i) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3, or recommends to its shareholders an Acquisition Proposal other than the Merger, or (ii) materially breached its obligations (x) to call a shareholder meeting pursuant to Section 6.3 or (y) to prepare and mail its shareholders the Proxy Statement pursuant to Section 6.1(a);

(f) by Purchaser, if the approval of Company’s shareholders required by Section 7.1(a) shall not have been obtained at a duly held meeting of its shareholders, or at any adjournment or postponement thereof;

(g) by Purchaser, if a tender or exchange offer for 20% or more of the outstanding shares of the Company Common Stock is commenced (other than by Purchaser or its affiliates), and the Board of Directors of Company recommends that its shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

(h) by Company, if its Board of Directors shall have determined in good faith by a majority vote that Purchaser has substantially engaged in bad faith in breach of its obligations under Section 6.14.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to the holders of Company Common Stock of the economic benefits of the Merger, including the loss of the premium offered to the shareholders of Company). Notwithstanding the foregoing, in the event of any termination of this Agreement, the Option Agreement shall remain in full force and effect to the extent provided therein.

8.3 Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Company and Purchaser, and all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Purchaser, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Sullivan & Cromwell LLP, counsel to Purchaser, on a date to be specified by the parties, which date shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Merger Sub, to:

Bank of Montreal

Legal, Corporate and Compliance Group

First Canadian Place

100 King Street West, 21st Floor

Toronto, Ontario

M5X 1A1

Attention: Blair F. Morrison

Facsimile: (416) 867-6793

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:  H. Rodgin Cohen

                  Mitchell S. Eitel

                  C. Andrew Gerlach

Facsimile: (212) 558-3588

(b)	if to Company, to:

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Attention: Randall J. Erickson

Facsimile: (414) 765-7899

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Edward D. Herlihy

                  Lawrence S. Makow

                  Nicholas G. Demmo

Facsimile: (212) 403-2000

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” means the actual knowledge of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreements and the Option Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws; provided that the WBCL, including the provisions thereof governing the fiduciary duties of directors of a Wisconsin corporation, shall govern as applicable. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the TSX or NYSE.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company in the applicable paragraph of its Company Disclosure Schedule, or any other paragraph of its Company Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Company Disclosure Schedule is also applicable to the section of this Agreement in question).

9.13 Merger Sub Effective Date; Incorporation and Joinder of Merger Sub. Merger Sub shall join as a party to this Agreement in accordance with its terms as of the Merger Sub Effective Date; provided, however, that references to the date hereof or the date of this Agreement in any representations, warranties, agreements and covenants to the extent made by and with respect to Merger Sub only shall be deemed to refer to the Merger Sub Effective Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BANK OF MONTREAL

By:	/s/ William A. Downe
Name:	William A. Downe
Title:	President and Chief Executive Officer

MARSHALL & ILSLEY CORPORATION

By:	/s/ Mark F. Furlong
Name:	Mark F. Furlong
Title:	Chairman, President and CEO

Appendix B

STOCK OPTION AGREEMENT, dated as of December 17, 2010, (this “Agreement”), between Marshall & Ilsley Corporation, a Wisconsin corporation (“Issuer”), and Bank of Montreal, a Schedule I Bank under the Bank Act (Canada) (“Grantee”).

RECITALS

A. Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), providing for the merger of the Issuer with and into a to be formed Delaware limited liability company and indirect wholly owned subsidiary of Grantee, which agreement has been executed and delivered by the parties hereto simultaneously with this Agreement.

B. As a condition to Grantee’s entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to 104,096,963 fully paid and nonassessable shares of Issuer’s Common Stock, par value $1.00 per share (“Common Stock”), at a price per share equal to $5.79 per share (the “Option Price”); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.7% of the Issuer’s issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. If Issuer has or adopts a shareholder protection rights plan or similar agreement, Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of rights under such agreement.

(b) In the event that any additional shares of Common Stock are either (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.7% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

2. Exercise. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (g) of this Section 2) within 180 days following such Subsequent Triggering Event.

(b) Each of the following shall be an “Exercise Termination Event”: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof (other than a termination by Grantee pursuant to Section 8.1(e), Section 8.1(g) or Section 8.1(d) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 8.1(d) is non-intentional)) if such termination occurs prior to the occurrence of an Initial Triggering Event; and (iii) the passage of 18 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 8.1(e), Section 8.1(g) or pursuant to Section 8.1(d) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 8.1(d) is non-intentional) of the Merger Agreement.

(c) The term “Holder” shall mean the holder or holders of the Option.

(d) The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i) Issuer or any of its Subsidiaries (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction involving the Issuer or any of its Subsidiaries with any person other than Grantee or a Grantee Subsidiary. For purposes of this Agreement, “Acquisition Transaction” shall mean (w) a merger, consolidation or share exchange, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Issuer or of any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction that is not entered into in violation of the terms of the Merger Agreement and that involves only the Issuer and one or more of its wholly-owned Subsidiaries or only any two or more of such wholly-owned Subsidiaries, be deemed to be an Acquisition Transaction;

(ii) Issuer or any Issuer Subsidiary, without having received Grantee’s prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement;

(iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders that is public or becomes the subject of public disclosure to engage in an Acquisition Transaction;

(v) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction or have filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange or tender offer (which purpose is specifically stated in such proxy statement);

(vi) After the receipt by Issuer or its shareholders of any bona fide inquiry or proposal (or the bona fide indication of any intention to propose) from any person other than Grantee or any Grantee Subsidiary to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as hereinafter defined); or

(vii) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with any federal or state regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

(e) The term “Subsequent Triggering Event” shall mean either of the following events or transactions occurring on or after the date hereof:

(i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding shares of Common Stock; or

(ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (d) of this Section 2, except that the percentage referred to in clause (y) shall be 20%.

(f) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has knowledge, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(g) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of any regulatory authority is required in connection with such purchase, the Holder shall as soon as reasonably practicable file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(h) At the closing referred to in subsection (g) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer; provided that the failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

(i) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (h) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

(j) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificate(s) shall bear any other legend as may be required by law.

(k) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (g) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3. Covenants of Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) that it will promptly take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. § 18a and regulations promulgated thereunder and (y) in the event, under any federal or state law, prior approval of or notice to any federal or state or other regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the such regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) that it will, in the event that it adopts a shareholder protection rights plan or similar agreement after the date hereof, cause such plan or agreement to provide that any exercise of Grantee’s rights hereunder shall not result in any triggering event under any such plan or agreement.

4. Exchange and Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder, in which event, the “Maximum Profit” in each agreement resulting from such exchange shall be allocated among the several agreements in proportion to the number of Option Shares issuable pursuant thereto so that the “Maximum Profit” for all such agreements shall equal $205,000,000, and (ii) such other adjustments, if any, shall be made as are necessary to preserve the overall economic impact and intent of this Agreement (including Section 16 hereof). The terms “Agreement” and “Option” as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged, and the term “Grantee”, with respect to any such Stock Option Agreement and related Option, shall include the Holder of such Option resulting from such exchange. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer’s obligations hereunder.

6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 180 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering this Option and any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder’s Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

7. Repurchase. (a) In the event of a Repurchase Event (as hereinafter defined), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder immediately after the Repurchase Event at a price (the “Option Repurchase Price”) equal to the product of the number of shares for which this Option may then be exercised multiplied by the amount by which (A) the Market/Offer Price (as hereinafter defined) exceeds (B) the Option Price, and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise Termination Event and within 90 days after the occurrence of a Repurchase Event, Issuer (or any successor thereto) shall repurchase immediately after such request from the Owner such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term “Market/Offer Price” shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (iv) in the event of a sale of all or a substantial portion of Issuer’s assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

(b) The Holder or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. Within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that Issuer, under applicable law or regulation, or any material agreement or instrument in force as of the date hereof, is prohibited from repurchasing, or requires the consent of any Person to repurchase, the Option and/or the Option Shares to the full extent requested by the Holder or Owner, as the case may be, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7, under applicable law or regulation, or any material agreement or instrument in force as of the date hereof, is prohibited from delivering, or requires the consent of any Person to deliver, to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, to said full extent (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals or consents and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

(d) For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred upon the consummation of (i) a merger, consolidation, reorganization or other transaction involving Issuer or any of its Subsidiaries as a result of which the holders of the Issuer Common Stock prior to such transaction (by virtue of their ownership of such stock) cease to own, in the aggregate, at least 50% of the total voting power of the entity surviving or resulting from such transaction (or, if applicable, the ultimate parent thereof), (ii) any sale of more than 50% of the consolidated assets (including stock of its Subsidiaries) of Issuer and its Subsidiaries, taken as a whole, or (iii) any issuance or sale of, or tender or exchange offer for, voting securities of Issuer resulting in the ownership by any Person of more than 50% of the total voting power of Issuer (unless the shareholders of Issuer immediately prior to such transaction would own in the aggregate more than 50% of such acquiring Person).

8. Substitute Option. (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

(b) The following terms have the meanings indicated:

(A) “Acquiring Corporation” shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer’s assets.

(B) “Assigned Value” shall mean the Market/Offer Price, as defined in Section 7.

(C) “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(D) “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(c) The Substitute Option shall have the same terms as the Option, provided that (1) the exercise price therefor and number of shares subject thereto shall be as set forth in this Section 8 and the repurchase rights relating thereto shall be as set forth in Section 9, (2) if a Subsequent Trigger Event shall have occurred prior to or in connection with the issuance of such Substitute Option, the Substitute Option shall be exercisable immediately upon issuance without the occurrence of a further Subsequent Triggering Event and (3) if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

(d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.7% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.7% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the “Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the

Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

(f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder without limitation or qualification whatsoever.

9. Repurchase of the Substitute Option and Substitute Shares. (a) At the request of the holder of the Substitute Option (the “Substitute Option Holder”) delivered prior to any Exercise Termination Event with respect to the Substitute Option, the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the “Substitute Share Owner”) of shares of Substitute Common Stock (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that the Substitute Option Issuer, under applicable law or regulation or a material contract or instrument in force as of the date hereof, is prohibited from repurchasing, or subject to a required consent in order to repurchase, the Substitute Option and/or the Substitute Shares in part or to the full extent requested by the Holder or Owner, as the case may be, the Substitute Option Issuer following a request for repurchase pursuant to this Section 9 shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9, under applicable law or regulation or a material contract or instrument in force as of the date hereof, prohibited from delivering, or subject to a required consent in order to deliver, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, to said full extent (and the Substitute Option Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Common Stock it is then so prohibited from repurchasing.

10. Extensions of Periods Under Certain Circumstances. The 90-day or 180-day periods for exercise of certain rights under Sections 2, 6, 7, 8, 9 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (iii) during the pendency of any temporary restraining order, injunction or other legal bar to exercise of such rights.

11. Representations and Warranties of the Issuer. Issuer hereby represents and warrants to Grantee as follows:

(a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(c) The Board of Directors of Issuer has duly approved this Agreement and the transactions contemplated hereby (including by reserving shares for issuance of shares of Common Stock on exercise of the Option) and taken any other action as required to render inapplicable to such agreement and transactions any Takeover Laws.

12. Representations and Warranties of the Grantee. Grantee hereby represents and warrants to Issuer that:

(a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

(b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

13. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder, and except that Grantee may assign in whole or in part its rights and obligations hereunder to any affiliate; provided, however, that until the date 15 days following the date on which the Board of Governors of the Federal Reserve System (the “Federal Reserve”) approves an application by Grantee or its transferee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf, or (iv) any other manner approved by the Federal Reserve. Upon any such assignment, the transferee shall be deemed to be the “Grantee” for purposes of the Option so transferred and any partial transfer shall be effected by an exchange of the Option in accordance with Section 4 hereof.

14. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance.

15. Surrender of Option and Option Shares. (a) Grantee may, at any time during which Issuer would be required to repurchase the Option or any Option Shares pursuant to Section 7 upon proper request or notice, surrender the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as hereinafter defined); provided, however, that Grantee may not exercise its rights pursuant to this Section 15 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to (i) $125,000,000 plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Option Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms’ length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Option Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms’ length sale of a portion of the Option to any party not affiliated with Grantee.

(b) Grantee may exercise its right to surrender the Option and any Option Shares pursuant to this Section 15 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Option and Option Shares, if any, in accordance with the provisions of this Section 15 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c) To the extent that Issuer, under applicable law or regulation or a material contract or instrument in force as of the date hereof, is prohibited from paying, or requires a consent in order to pay, the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 15, under applicable law or regulation or a material contract or instrument in effect as of the date hereof, is prohibited from paying, or requires a consent in order to pay, to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and consents and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals or consents, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals and consents, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 15(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 15).

(d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 15 with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.

16. Maximum Profit. (a) Notwithstanding any provision of this Agreement, in no event shall Grantee’s Total Profit (as defined in Section 16(c)) exceed $205,000,000 (the “Maximum Profit”), and, if the Total Profit would otherwise exceed such amount, Grantee, in its sole discretion, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing (which combination shall be at Grantee’s sole election), so that Grantee’s actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

(b) Notwithstanding any provision of this Agreement, the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

(c) As used herein, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (1) the excess of (A) the net cash amounts or fair market value of any property received by Grantee pursuant to the sale of the Option or any Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, after payment of applicable brokerage or sales commissions and discounts, if any, over (B) Grantee’s aggregate purchase price for such Option Shares (or other securities), plus (2) all amounts received by Grantee, a Holder or an Owner (including a Substitute Option Holder or Substitute Share Owner) upon the repurchase of the Option and/or any Option Shares by Issuer pursuant to Section 7 or upon the surrender of the Option and/or any Option Shares pursuant to Section 15 (net in the case of Option Shares or Substitute Option Shares of the Owner’s or Substitute Share Owner’s aggregate purchase price therefor), plus (3) all equivalent amounts with respect to the Substitute Option, minus (4) the amount of any cash previously paid or the fair market value of any Common Stock or Substitute Common Stock previously surrendered for cancellation, in each case pursuant to Section 16(a).

(d) As used herein, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term “Grantee” will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

17. Remedies. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

18. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7 (or the Substitute Issuer to repurchase pursuant to Section 9), the full number of shares of Common Stock (or Substitute Common Stock) provided in Section 1 hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

19. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

20. Governing Law. This Agreement will be governed by and construed in accordance with the law of the State of Delaware applicable to contracts made and to be performed entirely within that State (except to the extent that mandatory provisions of federal or state law apply), without regard to any applicable conflicts of law principles. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

21. Counterparts. This Agreement may be executed in counterparts (including by facsimile and email), each of which will be deemed to constitute an original.

22. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

23. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

24. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

[Next page is a signature page.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

BANK OF MONTREAL (Grantee)

By:	/s/ William A. Downe
Name:	William A. Downe
Title:	President and Chief Executive Officer

MARSHALL & ILSLEY CORPORATION (Issuer)

By:	/s/ Mark F. Furlong
Name:	Mark F. Furlong
Title:	Chairman, President and CEO

Appendix C

[LETTERHEAD OF BOFA MERRILL LYNCH]

December 16, 2010

The Board of Directors

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Members of the Board of Directors:

We understand that Marshall & Ilsley Corporation (“M&I”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Bank of Montreal (“BMO”) pursuant to which, among other things, M&I will merge with and into an indirect, wholly owned subsidiary of BMO and each outstanding share of the common stock, par value $1.00 per share, of M&I (“M&I Common Stock”) will be converted into the right to receive 0.1257 (the “Merger Consideration”) of a common share, without nominal or par value, of BMO (“BMO Common Shares” and, such merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of M&I Common Stock of the Merger Consideration provided for in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to M&I and BMO;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of M&I furnished to or discussed with us by the management of M&I, including certain financial forecasts relating to M&I prepared by the management of M&I (such forecasts, “M&I Forecasts”);

(iii)	reviewed certain publicly available financial forecasts relating to BMO (the “BMO Public Forecasts”);

(iv)	discussed the past and current business, operations, financial condition and prospects of M&I with members of senior management of M&I, and discussed the past and current business, operations, financial condition and prospects of BMO with members of senior managements of M&I and BMO;

(v)	discussed with members of senior management of M&I certain regulatory and legislative developments affecting banks and other financial institutions and the potential impact thereof, including matters relating to certain outstanding obligations of M&I to the United States government under the Troubled Asset Relief Program (“TARP”);

(vi)	reviewed the trading histories for M&I Common Stock and BMO Common Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(vii)	compared certain financial and stock market information of M&I and BMO with similar information of other companies we deemed relevant;

(viii)	reviewed certain financial terms of the Transaction and certain financial terms, to the extent publicly available, of other transactions;

(ix)	reviewed the relative financial contributions of M&I and BMO to the current and future financial performance of the combined company on a pro forma basis;

The Board of Directors

Marshall & Ilsley Corporation

(x)	reviewed a draft, dated December 16, 2010, of the Agreement (the “Draft Agreement”) and certain related documents; and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of M&I and BMO that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the M&I Forecasts, we have been advised by M&I, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of M&I as to the future financial performance of M&I. As you are aware, we have not been provided with, and we did not have access to, any internal financial forecasts relating to BMO prepared by the management of BMO. Accordingly, we have been advised by BMO and have assumed, with the consent of M&I, that the BMO Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of BMO and we have used the BMO Public Forecasts in performing our analyses.

At the direction of M&I, we have relied upon the assessments of the management of M&I as to certain regulatory and legislative developments affecting banks and other financial institutions and the potential impact thereof and we have assumed that such developments will not be meaningful in any respect to our analyses or opinion. We are not experts in the evaluation of loan or lease portfolios or allowances for losses with respect thereto and we have not been requested to, and we have not, conducted a review of individual credit files or made an analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of M&I’s or BMO’s allowances for losses or any other matters with respect thereto. We have been advised and therefore have assumed that such allowances for losses for M&I and BMO are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise), including loss reserves, of M&I or BMO, nor have we made any physical inspection of the properties or assets of M&I or BMO. We have not evaluated the solvency or fair value of M&I or BMO under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of M&I, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on M&I, BMO or the contemplated benefits of the Transaction. We also have assumed, at the direction of M&I, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by or otherwise discussed with us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Merger Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of the purchase by BMO of shares of preferred stock or warrants of M&I issued in connection with the TARP, any stock option agreement or other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration provided for in the Transaction to holders of M&I Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors

The Board of Directors

Marshall & Ilsley Corporation

or employees of any party to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of M&I or any alternative transaction; however, prior to the date hereof and at M&I’s direction, we held discussions with certain parties that had approached M&I regarding a possible transaction. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to M&I or in which M&I might engage or as to the underlying business decision of M&I to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of BMO Common Shares actually will be when issued or the prices at which M&I Common Stock or BMO Common Shares will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to M&I in connection with the Transaction and will receive a fee for our services, portions of which are payable in connection with our engagement and delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, M&I has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of M&I, BMO and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to M&I and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book runner in connection with certain equity offerings of M&I; (ii) having acted or acting as a lender, or otherwise having extended or extending credit, under a credit facility, letters of credit and other arrangements with M&I; and (iii) having provided or providing certain treasury management, foreign exchange, interest rate, equity-based and other derivative and trading products and services to M&I. In addition, certain of our affiliates maintain significant commercial relationships with M&I.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to BMO and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book runner on a debt offering of BMO; (ii) having acted or acting as a lender, or otherwise having extended or extending credit, under a credit facility, letters of credit and other arrangements with BMO; and (iii) having provided or providing certain treasury management, foreign exchange, interest rate, equity-based and other derivative and trading products and services to BMO. In addition, certain of our affiliates maintain significant commercial relationships with BMO.

It is understood that this letter is for the benefit and use of the Board of Directors of M&I (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

The Board of Directors

Marshall & Ilsley Corporation

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on M&I, BMO or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration provided for in the Transaction is fair, from a financial point of view, to the holders of M&I Common Stock.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

    INCORPORATED

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Under the Bank Act, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of the Act, including their fiduciary duties imposed under the Act. However, a bank may indemnify a director or officer, a former director or officer or a person who acts or acted, at the bank’s request, as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association and may advance funds to him or her for the costs, charges or expenses of such a proceeding, provided however, that a bank may not indemnify such a person unless:

(1) that person acted honestly and in good faith with a view to the best interests of, as the case may be, the bank or the other entity for which he or she acted at the bank’s request as a director or officer or in a similar capacity; and

(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

Under the Bank Act, these individuals are entitled to be indemnified by the bank in respect of all costs, charges and expenses reasonably incurred by them in connection with the defense of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of an association referred to above with the bank or other entity if the person was not judged by the courts or other competent authority to have committed any fault or omitted to do anything that they ought to have done and fulfilled the conditions set out in (1) and (2) above. A bank may, with the approval of a court, also indemnify these individuals in respect of, or advance amounts to him or her for the costs, charges and expenses of, a proceeding referred to above, in respect of an action by or on behalf of the bank or other entity to procure a judgment in its favor, to which the person is made a party because of an association referred to above with the bank or other entity, if he or she fulfills the conditions set out in (1) and (2) above.

BMO’s by-laws provide that BMO shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and such person’s heirs and personal representatives, to the maximum extent permitted by the Bank Act.

BMO has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2011 and has no deductible.

In addition, the Bank has purchased a separate Directors’ and Officers’ Liability Insurance Policy which provides for payments on behalf of the Bank when the law permits or requires the Bank to provide an indemnity to a director or an officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $100 million deductible for the Bank. This policy is in effect until October 31, 2011.

Item 21.	Exhibits and Financial Statement Schedules

The following documents are exhibits to the registration statement.

Exhibit No.	Description of Document

2.1	Agreement and Plan of Merger, dated as of December 17, 2010, by and between Bank of Montreal and Marshall & Ilsley Corporation (attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement).†

3.1	By-laws of Bank of Montreal (incorporated by reference to the Current Report on Form 6-K filed by Bank of Montreal with the SEC on March 28, 2011).

4.1	The registrant and certain of its consolidated subsidiaries have outstanding certain long-term debt. None of such debt exceeds 10% of the total assets of the registrant and its consolidated subsidiaries; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this registration statement. The registrant agrees to furnish copies of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the common stock of Bank of Montreal being registered.

8.1	Opinion of Sullivan & Cromwell LLP as to certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

8.3	Opinion of Osler, Hoskin & Harcourt LLP as to certain tax matters.

10.1	Employment Agreement, dated as of December 17, 2010, by and among Mark F. Furlong, Harris N.A. and Bank of Montreal.*

10.2	Letter Agreement, dated as of March 28, 2011, between Harris N.A. and Thomas R. Ellis.*

23.1	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1 and Exhibit 8.3).

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2).

23.4	Consent of KPMG LLP.

23.5	Consent of Deloitte & Touche LLP.

24.1	Power of Attorney.*

99.1	Form of proxy for Marshall & Ilsley Corporation.*

99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

*	Previously filed
†	Pursuant to Item 601(b)(2) of Regulation S-K, BMO agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X under the Securities Act if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Canada, on April 7, 2011.

Bank of Montreal

By:	/S/ WILLIAM A. DOWNE
William A. Downe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/S/ WILLIAM A. DOWNE William A. Downe	President and Chief Executive Officer, Director	April 7, 2011

/S/ THOMAS E. FLYNN Thomas E. Flynn	Chief Financial Officer (principal financial and accounting officer)	April 7, 2011

* David A. Galloway	Chairman of the Board	April 7, 2011

* Robert M. Astley	Director	April 7, 2011

* David R. Beatty, O.B.E.	Director	April 7, 2011

* Robert Chevrier, F.C.A.	Director	April 7, 2011

* George A. Cope	Director	April 7, 2011

* Christine A. Edwards	Director	April 7, 2011

* Ronald H. Farmer	Director	April 7, 2011

* Harold N. Kvisle	Director	April 7, 2011

* Bruce H. Mitchell	Director	April 7, 2011

SIGNATURE	CAPACITY	DATE

* Philip S. Orsino, O.C., F.C.A.	Director	April 7, 2011

* Martha C. Piper, O.C., O.B.C.	Director	April 7, 2011

* J. Robert S. Prichard, O.C., O. Ont.	Director	April 7, 2011

* Guylaine Saucier, F.C.A, C.M.	Director	April 7, 2011

* Don M. Wilson III	Director	April 7, 2011

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in her capacity as the duly authorized representative of Bank of Montreal in the United States, in the City of Chicago, State of Illinois, on April 7, 2011.

By:	/S/ COLLEEN HENNESSY
Colleen Hennessy
Authorized Representative in the United States

*	William A. Downe, by signing his name hereto, does sign this document on behalf of the above-noted individuals, pursuant to power of attorney duly executed by such individuals which has been previously filed as an exhibit to this registration statement.

By:	/S/ WILLIAM A. DOWNE
William A. Downe
Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Document

2.1	Agreement and Plan of Merger, dated as of December 17, 2010, by and between Bank of Montreal and Marshall & Ilsley Corporation (attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement).†

3.1	By-laws of Bank of Montreal (incorporated by reference to the Current Report on Form 6-K filed by Bank of Montreal with the SEC on March 28, 2011).

4.1	The registrant and certain of its consolidated subsidiaries have outstanding certain long-term debt. None of such debt exceeds 10% of the total assets of the registrant and its consolidated subsidiaries; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this registration statement. The registrant agrees to furnish copies of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the common stock of Bank of Montreal being registered.

8.1	Opinion of Sullivan & Cromwell LLP as to certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

8.3	Opinion of Osler, Hoskin & Harcourt LLP as to certain tax matters.

10.1	Employment Agreement, dated as of December 17, 2010, by and among Mark F. Furlong, Harris N.A. and Bank of Montreal.*

10.2	Letter Agreement, dated as of March 28, 2011, between Harris N.A. and Thomas R. Ellis.*

23.1	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1 and Exhibit 8.3).

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2).

23.4	Consent of KPMG LLP.

23.5	Consent of Deloitte & Touche LLP.

24.1	Power of Attorney.*

99.1	Form of proxy for Marshall & Ilsley Corporation.*

99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

*	Previously filed
†	Pursuant to Item 601(b)(2) of Regulation S-K, BMO agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.